Filed Pursuant to Rule 424(b)(2)
Registration File No. 333-129291

The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the related prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 24, 2006

PROSPECTUS SUPPLEMENT
(To Prospectus Dated May 24, 2006)

8,700,000 Shares

M-Systems Flash Disk Pioneers Ltd.

Ordinary Shares

$         per share

We are selling 8,700,000 of our ordinary shares. We have granted the underwriters an option to purchase up to 1,300,000 additional ordinary shares to cover over-allotments.

Our ordinary shares are quoted on the Nasdaq National Market under the symbol ‘‘FLSH.’’ The last reported sale price of our ordinary shares on the Nasdaq National Market on May 24, 2006 was $34.16 per share.

Investing in our ordinary shares involves risks. See ‘‘Risk Factors’’ beginning on page 3 of the related prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to us (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about June         , 2006.

Citigroup	Goldman, Sachs & Co.

CIBC World Markets

Deutsche Bank Securities

UBS Investment Bank

JPMorgan

Thomas Weisel Partners LLC

WR Hambrecht + Co

C.E. Unterberg, Towbin

            , 2006

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of ordinary shares and also adds to and updates information contained in the related prospectus and the documents incorporated by reference into the related prospectus. The second part is the related prospectus, which contains more general information, some of which may not apply to this offering. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the related prospectus or any document incorporated by reference therein, on the other hand, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the related prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement and the related prospectus is accurate as of any date other than the date on the front of this prospectus supplement or the related prospectus or that any information incorporated by reference therein is accurate as of any date other than the date of the document incorporated by reference.

The market data included in this document is based on independent industry publications, other publicly available information or good faith beliefs of our management. Although we believe that these independent sources are reliable, the accuracy and completeness of this information is not guaranteed and has not been independently verified.

Prospectus Supplement

Prospectus

S-i

SUMMARY

This summary highlights selected information about us and this offering contained elsewhere or incorporated by reference in this prospectus supplement and the related prospectus. This summary is not complete and may not contain all the information that you should consider before investing in our ordinary shares. You should read the entire prospectus supplement, the related prospectus and the documents we incorporate by reference before making an investment decision. In this prospectus supplement, unless otherwise noted, ‘‘we,’’ ‘‘our,’’ ‘‘us,’’ ‘‘msystems’’ and ‘‘M-Systems’’ refer to M-Systems Flash Disk Pioneers Ltd. and its subsidiaries.

Company Overview

We design, develop and market innovative flash storage solutions for consumer electronics markets. Our solutions enable a wide range of data storage applications, primarily in mobile handsets and USB (universal serial bus) flash drives. Our customers include some of the leading handset manufacturers, such as LG Corporation, Motorola, Inc., Palm, Inc., Samsung Corporation and Sony Ericsson Mobile Communications AB, as well as international consumer electronics companies, such as Kingston Technology Company, Memorex Products, Inc., I-O DATA Device Inc. and Verbatim Corporation, Inc. From 2001 to 2005, our revenues grew from $44.7 million to $614.9 million, an increase of over 1,350%.

Demand for flash memory designed for data storage applications, commonly referred to as NAND flash, is projected to grow rapidly, driven both by the proliferation of consumer devices that incorporate flash memory and by consumer demand for increasing storage capacity in those devices. Gartner Inc., an independent market research firm, projects that global revenues of NAND flash memory will grow from $11.43 billion in 2005 to $24.86 billion in 2010. In the mobile handset market, consumer demand for enhanced multimedia features, such as built-in camera, digital audio (MP3), video and PDA (personal digital assistant) functionality, requires that handsets include increasing amounts of flash data storage capacity. Similarly, increasing demand for portable access to digital content is driving the growth of removable storage products, such as USB flash drives.

We are focused primarily on two fast-growing consumer electronics markets: mobile handsets and USB flash drives.

Mobile Handsets

We have facilitated the adoption of high capacity storage based on NAND flash in the mobile handset market with our mDOC (formerly referred to as Mobile DiskOnChip) product family. mDOC is an embedded flash storage solution for mobile handsets that can be used for both code and data storage and enables a wide range of multimedia applications. To complement our embedded flash storage solution for mobile handsets, we have introduced two new products targeted at the mobile handset market — mSIM MegaSIM and mCard. mSIM MegaSim is a high capacity SIM (subscriber identity management) card that integrates high capacity flash memory into a standard SIM card used in GSM-based network handsets, and is currently anticipated to be commercially available in the second half of 2006. mCard is a line of flash memory cards targeted at the mobile handset market, which is currently commercially available in various formats, including MiniSD, MicroSD, RS-MMC and MMCmobile. We believe that the addition of these new product offerings provides us with a broad portfolio of storage solutions for mobile handsets — embedded flash storage, high capacity SIM card storage and removable flash card storage — addressing the various data storage formats for mobile handsets.

USB Flash Drives

We pioneered the USB flash drive concept, introducing our mDrive (formerly referred to as DiskOnKey) product in 2000, a personal, portable, thumb-sized flash drive for the storage and transfer of data files. We recently introduced our mDrive U3 Smart Drive, the first USB flash drive with a standardized applications platform, based on a standard we developed jointly with SanDisk Corporation. With a U3 Smart Drive, consumers can, for example, carry applications and personal preferences, launch software and access all of their U3-enabled programs on any Windows-based PC directly from their U3 Smart Drive. We commenced sales of U3 Smart Drives in the third quarter of 2005, and we expect U3 Smart Drives to represent an increasing percentage of our USB flash drive sales.

We are technology innovators with significant intellectual property and technological know-how in flash storage. Our most recent example of innovation is the development of our x4 technology, announced in May 2006. Our x4 technology is designed to enable flash manufacturers to introduce multi-level cell NAND flash with four bits per cell. While currently possible to manufacture, four bits per cell NAND flash is highly unreliable as a storage medium. Combining four bits per cell NAND flash dies with our unique x4 technology controllers is designed to render four bits per cell NAND flash sufficiently reliable for mainstream data storage applications without requiring any changes to existing manufacturing processes. We expect this to result in a substantially lower cost per bit for flash manufacturers and to positively impact their profitability. We believe x4 technology will facilitate the expansion of the NAND flash market by accelerating the adoption of high-capacity NAND flash in existing and new applications, such as digital audio (MP3) players, portable media players, digital video cameras, solid state drives in laptop computers, GPS devices, multimedia and music handsets, memory cards and USB flash drives.

We source the flash memory components used in our products principally from Toshiba Corporation and Hynix Semiconductor Inc. Our strategy is to leverage our technology, intellectual property and know-how in flash storage as well as our financial resources to obtain commitments from multiple flash manufacturers for supply of flash components at favorable terms. We believe that our x4 technology provides us with unique intellectual property that will further enhance our ability to secure favorable terms and commitments from flash manufacturers. We continually seek to diversify the sources of our flash components to minimize our dependency on any given supplier, as well as to enable us to retain flexibility in terms of technology alternatives and purchasing terms among our various suppliers.

We pursue an OEM sales strategy, primarily marketing to companies who incorporate our products into their own or repackage or resell our products under their own brand names. This strategy allows us to leverage the market position and brand strength of our customers to achieve wide market penetration for our products. Our customers include some of the leading handset manufacturers, such as LG, Motorola, Palm, Samsung and Sony Ericsson, as well as international consumer electronics companies, such as Kingston, Memorex, I-O DATA and Verbatim. In furtherance of this OEM sales strategy, we recently acquired Microelectronica Espanola, S.A.U., a European SIM card manufacturer, which provides us with additional sales channels to mobile network operators for our mSIM MegaSIM and flash memory card products.

Our Markets and Products

We are focused primarily on two fast-growing consumer electronics markets: mobile handsets and USB flash drives. We also sell flash storage products to the embedded systems market, for numerous enterprise, industrial, military and other applications, including our mModule and mSSD products.

Mobile Handset Market

For the mobile handset market, we provide a broad suite of storage solutions to our customers to address their flash data storage requirements in mobile handsets — embedded flash storage, high capacity SIM card storage and removable flash memory card storage.

Embedded Flash Storage.    Our mDOC product family provides a high capacity embedded flash data storage solution for mobile handsets, enabling high reliability, ease-of-design and low power consumption in a cost-effective, compact solution. We offer our mDOC products to mobile handset manufacturers, who incorporate our solution into their handset design. We believe our products’ engineering design, which allows customers to use our embedded memory solutions for both data and code storage and enables customers to integrate our products rapidly into their handsets, has resulted in our solutions having a lower total cost of ownership as compared to competing solutions. Our mDOC products have been designed into many mobile handsets, including handsets produced by handset manufacturers, such as LG, Motorola, HTC, Samsung and Sony Ericsson, and into PDAs produced by PDA manufacturers such as HP and Palm.

We recently introduced mDOC H3, the next generation of our mDOC product family. mDOC H3 is a multi-chip embedded flash drive that provides us the flexibility to source NAND flash memory components from multiple flash suppliers. This enables us to select our flash sources based upon overall cost-effectiveness and avoid dependency on any single source supplier. Furthermore, our flash management software is embedded into the mDOC H3 as firmware. This architecture is designed to minimize overall system integration complexity and reduce time to market by offering mobile handset and consumer electronics device manufacturers a virtually plug-and-play embedded flash drive solution. Commercial availability of mDOC H3 products is anticipated in the second half of 2006. We expect that mDOC H3 will be available from us and from our partners, Toshiba and Hynix.

High Capacity SIM Card Storage.    We have introduced our mSIM MegaSIM product to address the growing requirements for data storage in mobile handsets. mSIM MegaSIM combines the functionality of a standard SIM card with high capacity flash storage, with capacities ranging from 16 megabytes to one gigabyte, compared to 16 to 128 kilobytes for standard SIM cards. mSIM MegaSIM is designed to provide mobile operators of GSM-based networks secure high capacity SIM cards that also enable them to offer their subscribers a variety of advanced mobile services, such as music and video downloading, picture storage and enhanced user features such as personalization. We believe that mSIM MegaSIM enables mobile network operators to create opportunities for revenue generation and to manage and control content stored on the handset more effectively. We expect mobile network operators to offer high capacity SIM cards and flash memory cards as an aftermarket sale to their subscribers seeking to upgrade the storage capacity of their mobile handsets. We currently anticipate that our mSIM MegaSIM product will be commercially available in the second half of 2006.

In an effort to accelerate the development and commercialization of our mSIM MegaSIM product, in November 2005 we acquired Microelectronica Espanola, a European SIM card vendor that manufactures and markets SIM cards to mobile network operators, primarily in Spain and Latin America. Through the acquisition, we obtained the technology, know-how and secure manufacturing capabilities to manufacture standard SIM cards, We believe that the foregoing, combined with Microelectronica Espanola's sales channels, customer relationships and status as a secure, approved manufacturer and supplier of SIM cards, will help facilitate the adoption of our mSIM MegaSIM product by mobile network operators.

Removable Flash Memory Card Storage.    In addition to our mSIM MegaSIM solution, we have recently introduced our mCard products, a line of flash memory cards designed for the needs of the mobile market. Flash memory cards enable users to increase the storage capacity of their mobile handsets beyond the embedded capacity in their mobile handsets. Our flash memory cards are available in various formats, including MiniSD, MicroSD, RS-MMC and MMCmobile.

Sales Strategy.    Our sales strategy for our mDOC product family is to continue to target leading handset manufacturers. For our mSIM MegaSIM and mCard products, our sales strategy is to target primarily mobile network operators. We also intend to license our MegaSIM technology to enable others to produce high capacity SIM cards.

USB Flash Drive Market

mDrive.    We pioneered the USB flash drive concept with our mDrive product, and we believe that we are the leading supplier of USB flash drives to the OEM market. mDrive is a personal,

portable, thumb-sized flash drive for the storage and transfer of data files, including audio and video files and pictures, between PCs, laptops and other USB-enabled devices. Our mDrive is available in a range of capacities of up to eight gigabytes of memory. Due to the high capacity, ease of use and portability of USB flash drives, consumers are increasingly using USB flash drives for personal data storage. Gartner estimates that the global USB flash drive market will grow from approximately $1.5 billion in 2004 to approximately $3.5 billion in 2010, which represents a compound annual growth rate of 15%.

U3 Smart Drive.    In an effort to broaden the consumer applications for USB flash drives beyond data storage to leverage the functionality of USB flash drives to create a portable workplace, we recently introduced our mDrive U3 Smart Drive. U3 Smart Drives are the first USB flash drives with a standardized applications platform, based on a unified standard we developed jointly with SanDisk for the development of software applications for USB flash drives. U3 Smart Drives enable software developers to create standardized applications that will be recognized and interoperable with all U3 enabled USB flash drives, to facilitate the transition of USB flash drives from simple data storage devices to enhanced smart drives. With a U3 Smart Drive, consumers can, for example, carry applications and personal preferences, launch software, and access all of their U3-enabled programs on any Windows-based PC directly from the U3 Smart Drive. We commenced sales of U3 Smart Drives in the third quarter of 2005, and expect U3 Smart Drives to represent an increasing portion of our USB flash drive sales.

Sales Strategy.    Our sales strategy for the USB flash drive market is to sell through international OEMs and consumer electronics companies, such as Kingston, Memorex, I-O DATA and Verbatim, leveraging their market position and brand strength to achieve wide market penetration.

Embedded Systems Market

We sell flash storage solutions, including our mModule and mSSD products, to the embedded systems market for numerous enterprise, industrial, military, consumer electronics and other applications. Our mModule product family is comprised of various compact and lightweight flash disk products (either as a chip or a module), which are optimized for applications which are relatively small and/or need relatively small data storage capacities. Our mSSD products are available in much higher data storage capacities, come in standard hard-drive sizes and interfaces, and are designed to provide high reliability, ruggedness and durability under adverse environmental and other conditions. We expect mSSD to be increasingly adopted in consumer electronics applications that require reliable high capacity storage, such as laptop computers.

Our Key Strengths

Pioneer, Innovator and Technology Leader in Flash Storage Products.    We are pioneers and innovators in the flash storage market. We have over sixteen years of innovation, experience and know-how in flash storage, which we leverage in our product development, and which has enabled us to facilitate the creation of new markets for flash storage applications. Our key innovations include:

•	Flash management technology – a technology that enabled the use of standard flash components as flash disk drives, providing the functionality of a mechanical hard drive on a solid state silicon chip (TrueFFS, introduced in 1992);

•	High capacity embedded flash storage – a monolithic (single die) flash disk that fully emulates the functionality of a mechanical hard drive (monolithic DiskOnChip, introduced in 1998);

•	USB flash drive – we pioneered the USB flash drive concept (mDrive, introduced in 2000) and recently introduced the U3 Smart Drive, a USB flash drive with a standardized applications platform (mDrive U3 Smart Drive, introduced in 2005 together with SanDisk);

•	Flash storage for the mobile market – high capacity flash storage as an embedded solution for mobile handsets (mDOC, introduced in 2001);

•	High capacity SIM card – a data storage solution that combines a standard SIM card with high capacity flash (mSIM MegaSIM, introduced in 2004, and expected to be commercially available in 2006); and

•	x4 – a technology designed to enable flash manufacturers to introduce multi-level cell NAND flash with four bits per cell by rendering it sufficiently reliable without requiring any changes to existing manufacturing processes (x4 technology, introduced in 2006, and expected to be incorporated into the manufacture of flash memory components in 2007).

We continually seek to capitalize on our innovation, experience and technology expertise to identify new markets for flash storage applications and to attain leadership positions in these markets.

Broad Storage Solution Portfolio for Mobile Handset Market.    We are strategically focused on providing a broad portfolio of storage solutions to address the various flash data storage requirements in mobile handsets. We currently offer an embedded flash drive for mobile handsets, our mDOC product, and have recently introduced a line of flash memory cards for mobile handsets, our mCard product family. We have also introduced a high capacity SIM card, our mSIM MegaSIM product, expected to be commercially available in the second half of 2006. We believe that the breadth of our product portfolio for the mobile market is a competitive differentiator and will enable us to participate in the continued expected growth in the demand for storage in mobile handsets.

Intellectual Property in Flash Storage.    We believe that our intellectual property and know-how is one of our most valuable assets and therefore place a significant emphasis on pursuing a comprehensive IP strategy. We own key patents and intellectual property in the following domains:

•	flash management;

•	advanced error correction codes;

•	advanced multi-level coding structures;

•	flash controllers;

•	USB flash drives;

•	memory device applications; and

•	advanced security features.

We believe our intellectual property provides us with a competitive advantage. We intend to continue to invest in our research and development efforts to develop new and innovative technology and leverage this asset to enter new markets, expand our business and secure additional sources of flash at favorable terms.

Committed Supply Arrangements at Favorable Terms.    We enjoy strategic relationships with Toshiba and Hynix, our principal flash suppliers. Our strategy is to leverage our technology, intellectual property and know-how in flash storage as well as our financial resources to obtain commitments from multiple flash manufacturers for supply of flash components at favorable terms. We continually seek to diversify the sources of our flash components to minimize our dependency on any given supplier, as well as to enable us to retain flexibility in terms of technology alternatives and purchasing terms among our various suppliers. In furtherance of this strategy, we have granted certain flash manufacturers rights to our intellectual property in exchange for, among other benefits, various commitments to provide us with flash components on favorable terms. We believe that our x4 technology provides us with unique intellectual property that will further enhance our ability to secure favorable terms and commitments from flash manufacturers. Further, we have entered into, and intend to continue to enter into, financial arrangements with flash manufacturers aimed at securing flash components at favorable terms.

Global OEM Customer Base.    We pursue an OEM sales strategy, primarily marketing to companies who incorporate our products into their own or repackage or resell our products under their own brand names. This strategy allows us to leverage the market position, geographic footprint and brand strength of our customers to achieve wide market penetration for our products. We therefore seek to partner with leading handset manufacturers and consumer electronics companies and retailers. For example, in the USB flash drive market, in the United States we work with Kingston and Memorex, in Europe with Verbatim and in Japan with I-O DATA. Similarly, in the mobile handset market, our products have been designed into handsets produced by handset manufacturers, such as LG, Motorola, HTC, Samsung and Sony Ericsson, as well as into PDAs produced by PDA manufacturers, such as HP and Palm.

Recent Developments

x4 Technology

On May 11, 2006, we announced our x4 technology, or x4, a proprietary technology encompassing unique flash management and control algorithms designed to enable use of four bits per cell NAND flash. While currently possible to manufacture, four bits per cell NAND flash is highly unreliable as a storage medium. Combining four bits per cell NAND flash dies with our unique x4 technology controllers is designed to render four bits per cell NAND flash sufficiently reliable for mainstream data storage applications without requiring any changes to existing manufacturing processes. We expect this to result in a substantially lower cost per bit for flash manufacturers and to positively impact their profitability. By using this technology, we expect NAND flash manufacturers to realize substantial cost savings in comparison with the most advanced two bits per cell NAND flash dies manufactured to date through equivalent lithography.

We believe x4 technology will facilitate the expansion of the NAND flash market by accelerating the adoption of high capacity NAND flash in existing and new applications, such as digital audio (MP3) players, portable media players, digital video cameras, solid state drives in laptop computers, GPS devices, multimedia and music handsets, memory cards and USB flash drives. We are currently evaluating several x4 technology partnerships, which we anticipate will lead to commercial introduction of x4 technology-enabled flash components during 2007. In addition to incorporating x4-enabled NAND flash components in our products, we intend to leverage our x4 technology by licensing the technology to flash manufacturers and others, in exchange for which we may receive, among other things, committed manufacturing capacity at preferential terms and royalties and license fees.

Developments in Strategic Relationships

Toshiba.    In December 2005, we announced with Toshiba, our long-standing partner and supplier, the joint development of mDOC H3 using Toshiba's flash components. The mDOC H3 represents a new generation of high capacity embedded flash drives for mobile handsets and consumer electronics devices. The mDOC H3 architecture is designed to minimize overall system integration complexity and help reduce time to market by offering mobile handset and consumer electronics device manufacturers a virtually plug-and-play embedded flash drive solution. Commercial availability of mDOC H3 products is anticipated in the second half of 2006. The joint development represents the continuity of our long term relationship with Toshiba, expanding our years of partnership in flash memory.

Hynix.    In August 2005, we entered into cooperation agreements with Hynix in order to secure guaranteed capacity and favorable purchasing terms for flash memory components from Hynix. Under these agreements, we agreed to purchase and place at Hynix’s manufacturing facility $100 million worth of semiconductor manufacturing equipment in return for guaranteed capacity, favorable purchasing terms for flash memory components and the receipt of an aggregate of up to $100 million in credits (the price for the purchased equipment) on wafers that we purchase from Hynix over the six year term of the agreement, subject to certain conditions. As of March 31, 2006, we had completed the purchase and placement in Hynix’s facilities of the equipment, and we began to receive credits on wafers we purchased from Hynix in the first quarter of 2006.

In furtherance of our relationship, in January 2006, we announced with Hynix the joint development of mDOC H3 using Hynix's flash components. This is the first product that we are jointly developing with Hynix. We also developed a similar mDOC H3 product with Toshiba, described above.

Spansion.    In November 2005, we entered into an agreement with Spansion LLC for the co-design of flash memory products. As part of this collaboration, in February 2006, we jointly announced the development of a monolithic, single-die high capacity SIM card based upon Spansion’s MirrorBit ORNAND technology and our cryptography, logic and flash file system technology. Commercial availability is planned for the first half of 2007. The first product is expected to provide up to 64 megabytes of storage with plans to support up to 256 megabytes in the future.

Renesas.    In November 2005, we entered into supply and strategic collaboration agreements with Renesas Technology Corp, which provide for the development of products that combine flash memory supplied by Renesas with our flash controller and flash management technology.

Microelectronica Espanola Acquisition

In November 2005, we acquired Microelectronica Espanola, a European SIM card manufacturer, for approximately $75.0 million in cash, including acquisition related costs (or approximately $40.5 million net of working capital acquired in the transaction). Microelectronica Espanola designs, manufactures and markets SIM cards to mobile network operators, primarily in Spain and Latin America. The acquisition expands our technology, security, know-how, manufacturing capabilities and geographical reach for the mobile market. Further, the acquisition provides us with sales channels and a customer base to assist in accelerating sales of mSIM MegaSIM and flash memory cards for mobile handsets.

Corporate Information

We are a company organized under the laws of the State of Israel. We commenced operations in 1989. Our principal offices are located at 7 Atir Yeda St., Kfar-Saba 44425, Israel and our telephone number is (972) 9-764-5000. Our U.S. agent is our subsidiary, M-Systems, Inc., located at 555 Mathilda Avenue, Suite 220, Sunnyvale, CA 94560, and its telephone number is (408) 470-4440. Our website address is www.m-systems.com. The information contained on, or linked from, our website is not a part of this prospectus supplement.

We recently launched a new branding initiative, including a new redesigned corporate logo and new branding for our product families. Our new branding for our principal product families is as follows:

•	mDrive – our USB flash drive products, formerly referred to as DiskOnKey;

•	mDOC – our embedded flash drive products, formerly referred to as Mobile DiskOnChip;

•	mSIM – our MegaSIM and standard SIM card products;

•	mCard – our flash memory card products;

•	mSSD – our solid state disk drives, formerly referred to as FFD; and

•	mModule – our compact and lightweight flash disk product, formerly referred to as DiskOnChip.

All references in this prospectus supplement, the related prospectus and any documents incorporated by reference herein to the prior brand names for these products should be understood to be referring to the same products as currently rebranded. As part of this initiative, we are also in the process of changing our corporate name to ‘‘msystems Ltd.,’’ pending approval of the Israeli Registrar of Companies.

The Offering

Ordinary shares offered	8,700,000 ordinary shares

Ordinary shares to be outstanding after the offering	46,411,413 ordinary shares

Use of proceeds	We intend to use the net proceeds of this offering for general corporate purposes, including for potential investments or expenditures to secure additional sources of supply for flash memory components, and for potential acquisitions. See ‘‘Use of Proceeds.’’

Nasdaq National Market symbol	FLSH

The number of our ordinary shares to be outstanding after this offering is based on the number of shares outstanding as of March 31, 2006 and excludes:

•	5,007,952 ordinary shares issuable upon the exercise of options outstanding at a weighted average exercise price of $16.07 per share as of March 31, 2006, of which options to purchase an aggregate of 1,509,974 ordinary shares were exercisable as of March 31, 2006;

•	a total of 2,188,437 shares reserved for future issuance under our stock option and employee stock purchase plans as of March 31, 2006; and

•	2,635,278 ordinary shares issuable upon the conversion of the 1% Convertible Senior Notes due 2025 of our wholly-owned subsidiary, M-Systems Finance, Inc.

Except as otherwise noted, all information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option.

All references to ‘‘dollars’’ or ‘‘$’’ in this prospectus supplement are to U.S. dollars. All references to "NIS" in this prospectus supplement are to New Israeli Shekels.

Risk Factors

Investing in our ordinary shares involves risks. You should carefully consider all of the information in this prospectus supplement, the related prospectus and the documents we have incorporated by reference. In particular, see ‘‘Risk Factors’’ beginning on page 3 of the related prospectus.

Summary Consolidated Financial Data

The table below presents a summary of our consolidated financial data. The summary consolidated financial data for the years ended December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements included herein, and the summary consolidated financial data for the three months ended March 31, 2005 and 2006 have been derived from our accounting records, and are unaudited, and in each case have been prepared in accordance with U.S. generally accepted accounting principles. The following summary consolidated financial data should be read in conjunction with our audited consolidated financial statements and the related notes contained herein and in our annual and other reports which are incorporated by reference into the related prospectus, the section of this prospectus supplement entitled ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and other financial information incorporated by reference into the related prospectus. Results for the three months ended March 31, 2006 are not necessarily indicative of the results to be expected for the full year.

	Year ended December 31,			Three months ended March 31,
	2003	2004	2005	2005	2006
	(in thousands, except share and per share data)
				(unaudited)
Consolidated Statement of Income Data:
Revenues	$130,054	$416,560	$614,983	$116,995	$219,110
Costs and expenses:
Cost of goods sold	93,114	303,320	462,236	85,323	174,348
Research and development, net	14,714	24,834	37,456	7,930	11,121
Selling and marketing	19,419	31,077	33,523	7,867	13,239
General and administrative	4,852	6,904	12,143	2,291	4,457
In-process research and development write off	—	—	2,460
Total costs and expenses	132,099	366,135	547,818	103,411 (1)	203,165 (1)
Operating income (loss)	(2,045)	50,425	67,165	13,584	15,945
Financial and other income, net	2,842	4,103	15,013	1,562	2,550
Taxes on income	—	—	(156)	—	(1,414)
Equity in losses of an affiliate	—	—	(3,146)	(963)	(1,208)
Minority interest in losses (earnings) of a subsidiary	117	(30,378)	(26,236)	(8,084)	(8,823)
Net income	$914	$24,150	$52,640	$6,099	$7,050
Basic earnings per share	$0.03	$0.71	$1.46	$0.17	$0.19
Diluted earnings per share	$0.03	$0.66	$1.30	$0.16	$0.17
Weighted average number of shares used in computing basic net earnings per share	28,178,228	34,195,642	36,164,979	35,748,892	37,596,152
Weighted average number of shares used in computing diluted net earnings per share	30,513,485	36,823,118	41,156,678	38,915,901	42,274,887

(1)Total costs and expenses include stock based compensation expense as follows:				$—	$2,228
Impact of stock based compensation on earnings per share is as follows:
Basic earnings per share:				$—	$0.06
Diluted earnings per share				$—	$0.05

The as adjusted information in the following consolidated balance sheet data table gives effect to the sale of 8,700,000 ordinary shares in this offering at an assumed offering price of $34.16 per share (the closing price for our ordinary shares on May 24, 2006) and the receipt by us of the estimated net proceeds from the offering, after deducting the underwriting discounts and commissions and estimated offering expenses.

	As of March 31, 2006
	Actual	As Adjusted
	(in thousands)
	(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents, bank deposits and marketable securities (including long-term held-to-maturity securities)	$159,906	$440,224
Working capital	181,477	461,795
Total assets	550,252	830,570
Convertible Senior Notes	71,401	71,401
Total liabilities	200,858	200,858
Total shareholders’ equity	349,394	629,712

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the related prospectus contain, refer to or incorporate historical information and forward-looking statements within the meaning of the U.S. federal securities laws. Statements looking forward in time are included in this prospectus supplement and the related prospectus pursuant to and in reliance upon the ‘‘safe harbor’’ provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause our actual results in future periods to be materially different from any future performance contemplated herein, including all of the risks and uncertainties discussed under ‘‘Risk Factors’’ in the related prospectus and elsewhere in this prospectus supplement and the related prospectus. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements, and you should therefore not rely on these forward-looking statements.

We urge you to consider that statements that use the terms ‘‘believe,’’ ‘‘do not believe,’’ ‘‘expect,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘estimate,’’ ‘‘anticipate,’’ ‘‘project,’’ ‘‘predict,’’ ‘‘seek,’’ ‘‘should,’’ ‘‘will’’ and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties.

Except as required by applicable law, including U.S. federal securities laws, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise and we disclaim any obligation to publicly revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based.

USE OF PROCEEDS

We estimate the net proceeds from the sale of ordinary shares in this offering to be approximately $280.3 million, or approximately $322.6 million if the underwriters' over-allotment option is exercised in full (assuming a public offering price of $34.16 per share, the last reported sale price of our ordinary shares on the Nasdaq National Market on May 24, 2006), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (or decrease) in the public offering price of $34.16 would increase (or decrease) net proceeds to us from this offering by $8.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus supplement, remains the same and after deducting the assumed underwriting discounts and commissions.

We intend to use the net proceeds of this offering for general corporate purposes, including for potential investments or expenditures to secure additional sources of supply for flash memory components, and for potential acquisitions. Such investments or expenditures could include, among other things, direct investments in fabrication facilities, investments in suppliers of flash memory components, purchase of semiconductor manufacturing equipment or advance payments to secure future flash memory component manufacturing capacity. We intend to use all or a portion of the proceeds raised in this offering to fund those investments and expenditures. However, we currently have no commitments or agreements for any specific investments, expenditures or acquisitions. We cannot assure you that the uses will not be different. Pending application of the net proceeds, we intend to invest the net proceeds of the offering in investment-grade, interest-bearing securities or deposit the net proceeds in bank accounts, including in Israel, the United States and Europe.

PRICE RANGE OF ORDINARY SHARES

Our ordinary shares trade on the Nasdaq National Market under the symbol ‘‘FLSH.’’ The following table sets forth, for the periods indicated, the high and low last reported sales prices for our ordinary shares on the Nasdaq National Market:

	High	Low
2001:	$16.56	$3.92
2002:	12.59	4.95
2003:	22.49	5.20
2004:	23.15	11.50
2005:	34.89	18.49
2003:
First Quarter	8.25	5.20
Second Quarter	11.72	6.00
Third Quarter	17.61	11.43
Fourth Quarter	22.49	15.73
2004:
First Quarter	22.00	16.86
Second Quarter	23.15	13.55
Third Quarter	16.50	11.50
Fourth Quarter	19.99	13.85
2005:
First Quarter	26.06	18.65
Second Quarter	23.54	18.86
Third Quarter	30.39	18.90
Fourth Quarter	34.89	26.12
November 2005	33.70	28.26
December 2005	34.89	30.50
2006:
January 2006	37.16	27.82
February 2006	29.34	25.40
March 2006	27.75	24.72
April 2006	35.00	25.34

The last reported sale price of our ordinary shares on the Nasdaq National Market on May 24, 2006 was $34.16.

The ordinary shares to be sold in this offering, when issued, will be duly authorized, validly issued, fully paid and nonassessable. Each shareholder of record is entitled to receive at least seven days' prior notice of shareholders' meetings. A special resolution can be adopted only if the shareholders are given 21 days' prior notice of the meeting at which such resolution will be voted on, unless all the shareholders entitled to vote thereon agree to a shorter period. For purposes of determining the shareholders entitled to notice, our board of directors may fix a record date not more than 60 days nor fewer than ten days prior to the date of the meeting. American Stock Transfer & Trust Company, New York, New York, serves as the transfer agent for the ordinary shares.

For additional information regarding our ordinary shares, see the related prospectus and our amended Annual Report on Form 20-F/A for the fiscal year ended December 31, 2004, which is incorporated by reference into the related prospectus.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares and we do not intend to pay cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain all future earnings to finance operations and to expand our business. Payments of dividends may be subject to withholding and other taxes.

We have decided to reinvest permanently the amount of tax-exempt income derived from our approved enterprises and not to distribute such income as dividends. In the event that we decide to pay a cash dividend from income that is tax exempt, we would be liable for corporate tax on the amount distributed at a rate of 10-25%, based on the percentage of foreign ownership of our ordinary shares. Cash dividends may be paid by an Israeli company only out of retained earnings as calculated under Israeli law.

CAPITALIZATION

The following table sets forth as of March 31, 2006:

•	our actual capitalization; and

•	our capitalization as adjusted to give effect to the sale of 8,700,000 ordinary shares in this offering at an assumed public offering price of $34.16 per share, the last reported sale price of our ordinary shares on the Nasdaq National Market on May 24, 2006.

The following table excludes:

•	5,007,952 ordinary shares issuable upon the exercise of options outstanding at a weighted average exercise price of $16.07 per share as of March 31, 2006, of which options to purchase an aggregate of 1,509,974 ordinary shares were exercisable as of March 31, 2006;

•	a total of 2,188,437 shares reserved for future issuance under our stock option and employee stock purchase plans as of March 31, 2006; and

•	2,635,278 ordinary shares issuable upon the conversion of the 1% Convertible Senior Notes due 2025 of our wholly-owned subsidiary, M-Systems Finance, Inc.

You should read this table in conjunction with our consolidated financial statements and the related notes, the "Summary Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement.

	As of March 31, 2006
	Actual	As adjusted (1)
	(in thousands, except share and per share data)
	(unaudited)
Convertible Senior Notes	$71,401	$71,401
Shareholders equity:
Share capital: Ordinary shares of NIS 0.001 par value, Authorized – 100,000,000 ordinary shares; Issued and outstanding as of March 31, 2006: actual – 37,711,413 ordinary shares; as adjusted – 46,411,413 shares)	10	12
Additional paid-in capital	317,782	598,098
Accumulated other comprehensive income	3,953	3,953
Retained earnings	27,649	27,649
Total shareholders' equity	349,394	629,712
Total capitalization	$420,795	$701,113

(1)	A $1.00 increase (or decrease) in the public offering price of $34.16 per share, which is the last reported sale price of our ordinary shares on the Nasdaq National Market on May 24, would increase (or decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $8.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus supplement, remains the same and after deducting the assumed underwriting discounts and commissions.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our consolidated financial statements and notes thereto included elsewhere in this prospectus supplement. This ‘‘Management's Discussion And Analysis Of Financial Condition And Results Of Operations’’ section contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements.

Overview

We design, develop and market innovative flash data storage solutions for digital consumer electronics markets. We primarily target two digital consumer electronics markets: the mobile handset market with our mDOC products and the USB flash drive market with our mDrive products. We also sell flash data storage products targeted at the embedded systems market, including our mModule and mSSD products.

In 2003, we and Toshiba entered into a venture (the "Venture"), which is designed, among other things, to enable us and Toshiba to benefit from a portion of each party's respective sales of USB flash drives. The Venture is jointly owned and equally controlled by us and Toshiba. We previously accounted for our investment in the Venture from its inception under the equity method. In connection with a review of our 2004 annual report on Form 20-F by the staff of the U.S. Securities and Exchange Commission, we reconsidered the manner in which we accounted for the Venture and concluded that we are required to consolidate the Venture in our financial statements. We therefore restated our financial statements for the year ended December 31, 2004, to consolidate the Venture from the beginning of 2004.

The impact of this restatement on our consolidated statement of operations for the year ended December 31, 2004 is to increase revenues by $69.0 million, from $347.6 million to $416.6 million, to increase gross margins from 23.8% to 27.2%, and to increase operating income by $30.3 million, from $20.1 million to $50.4 million. Because we previously accounted for the Venture using the equity method, consolidation of the Venture does not affect our previously reported net income, shareholders' equity or earnings per share. In addition, the impact on our balance sheet as of December 31, 2004 is to increase total assets by $22.0 million and current liabilities by $14.4 million and to reflect a minority interest of $7.6 million. This ‘‘Management's Discussion And Analysis Of Financial Condition And Results Of Operations’’ section gives effect to the restatement.

Below are some of the highlights and trends affecting our business since the beginning of 2005

Revenue Growth.    Because the markets that our products address grew rapidly, our revenues have grown significantly over the past few years. In 2004, our revenues grew by 220% in comparison to 2003, and our revenues in 2005 grew by 48% in comparison to 2004. In particular, our sales to the USB flash drive market grew by 40%, from $297.2 million in 2004 to $415.4 million in 2005, and our sales to the mobile handset and portable devices market grew by 100% from $69.8 million in 2004 to $139.8 million in 2005.

Revenue growth in 2005 was attributable in large part to significant growth in unit sales of both our mDrive and mDOC products, as both the USB flash drive and mobile handset markets experienced strong end-user demand. The average selling prices per megabyte for our products have declined in recent years. However, the average selling prices per unit for our mDrive and mDOC have generally decreased at a significantly lower rate than the average selling prices per megabyte, as a result of consumers purchasing products with higher capacity storage.

This revenue growth has placed and is expected to continue to place a strain on our operational, logistical and managerial resources. To support our revenue growth, we have expanded our work force from approximately 352 employees at January 1, 2004 to approximately 822 employees at December 31, 2005.

Seasonality.    In 2005, we experienced stronger demand for our mDOC products in the second half of the fiscal year, and for our mDrive products in the fourth quarter, in each case due to end-of-year holiday demand. We expect, however, that demand in the first half of 2006 will be weaker, due in part to the strong sales during the 2005 holiday season, which will adversely affect our product sales and profitability in the first half of 2006. We anticipate that we will experience seasonal declines in our sales in the first half of future fiscal years when compared to the fourth quarter of the preceding year.

Acquisition of Microelectronica Espanola.    On November 14, 2005, we acquired all the outstanding shares of Microelectronica Espanola, a European SIM card vendor. The purchase price for the shares of Microelectronica was approximately $75.0 million in cash, including acquisition related costs (or approximately $40.5 million net of working capital acquired in the transaction). We acquired Microelectronica in order to gain a strategic foothold in the SIM card market and realize the synergies achievable by combining Microelectronica's technology, customer relationships and established reputation with our products and expertise in storage solutions to accelerate the development and commercialization of our MegaSIM technology. Through the acquisition, we obtained the technology, know-how and manufacturing capabilities to manufacture SIM cards. We believe that the foregoing, combined with Microelectronica's sales channels, customer relationships and status as a secure, approved manufacturer and supplier of SIM cards, will help facilitate the adoption of our mSIM MegaSIM product by mobile network operators.

In connection with the acquisition, we wrote-off $2.5 million of acquired in-process research and development during the fourth quarter of 2005. In addition, we acquired intangible assets valued at $11.0 million, which will be amortized on a straight-line basis over their estimated useful lives of 5-10 years. We expect to record $1.1 million (net of related tax effect) in amortization expenses during 2006 relating to the acquisition. As part of the acquisition, we also recorded goodwill of $27.4 million.

Strategic Relationship with Hynix.    In August 2005, we entered into cooperation agreements with Hynix in order to secure guaranteed capacity and favorable purchasing terms for flash memory components from Hynix. The principal terms of the agreements are:

•	our purchase of approximately $100 million of equipment to be placed at Hynix's manufacturing facility, in return for guaranteed capacity and favorable purchasing terms from Hynix;

•	the joint development of an embedded flash drive for the mobile handset market;

•	the receipt by us of up to $100 million in credits (the price for the purchased equipment) on wafers that we purchase from Hynix over the six year term of the agreement, subject to certain conditions; and

•	Hynix's commitment to purchase the equipment from us upon termination or expiration of the agreement for a purchase price equal to the un-credited portion of the equipment purchase price, subject to certain conditions.

The purchased equipment will be operated and maintained by Hynix and our receipt of credits and any other rights under the agreement are not affected by Hynix's utilization of the equipment. We do not have any purchase commitments under the agreement; however, if we fail to purchase a minimum agreed-upon amount of products during any quarter, we may relinquish a portion of the proportional credit arising out of the amount paid for the equipment.

We have recognized the amount invested in the equipment as deferred purchase credits, which will be amortized over the six year term of the agreement on the straight line method, as an addition to the future cost of the products we purchase from Hynix, subject to certain conditions.

As of December 31, 2005, we had completed the purchase and placement in Hynix's facilities of $71.5 million in equipment under the terms of our agreement, which was recognized as deferred purchase credits. We have completed our equipment obligations under the agreement during the first quarter of 2006. We began to receive credits on products we purchased from Hynix in the first quarter of 2006.

U3.    In December 2004, we and SanDisk formed U3 LLC ("U3") to develop a unified standard for the development of software applications for USB flash drives. U3 provides software developers a unified standard applications platform that enables software developers to create standardized applications that will be recognized and interoperable with all U3 enabled USB flash drives. During 2005, we recorded $3.1 million equity in losses of an affiliate representing our share in the losses incurred by U3, which commenced operations at the beginning of 2005. In 2005, we introduced our mDrive U3 Smart Drive, the first USB flash drive with a standardized applications platform, based on the standard developed by U3. We commenced sales of U3 Smart Drives in the third quarter of 2005, and expect U3 Smart Drives to represent an increasing portion of our USB flash drive sales.

Termination of Samsung Agreement.    We recently terminated our strategic agreement with Samsung, which was to have been effective until December 31, 2007. As a result of this termination, we will no longer be entitled to committed manufacturing capacity and favorable pricing terms from Samsung under the agreement or to receive license fees from Samsung. Samsung will no longer hold a license to our patents, effective from the termination date. Consequently, we will likely need to source flash components from alternate sources and may encounter difficulties in sourcing additional flash components, or be required to source flash components from alternate sources at higher relative prices. Samsung has contested our right to terminate this agreement.

The following is a brief description of certain of the line items included in our financial statements as well as trend information regarding those line items:

Revenues.    We categorize revenues based both on the manner in which we generate our revenues and on the end markets from which we generate our revenues. We generate revenues from the sale of our products, primarily our mDrive, mDOC, mModule and mSSD products, and from license fees and royalties received for licensing our technology to third parties. These revenues are generated from sales into three principal end markets: the USB flash drive market, into which we sell our mDrive products, the mobile handset and portable devices market, into which we sell our mDOC products, and the embedded systems market, into which we sell our mModule and mSSD products. For the year ended December 31, 2005, we derived approximately 68% of our revenues from the USB flash drive market, approximately 23% of our revenues from the mobile handset and portable devices market and approximately 9% of our revenues from the embedded systems market.

Revenues from licensing our technology to third parties are derived from our license agreements, under which, in exchange for granting the licenses, we receive, among other things, license fees and royalties. Given that these revenues have no associated cost of goods sold, our operating profit and net income are more sensitive to fluctuations in these revenues than to changes in product sales. As a result of our termination of our strategic agreement with Samsung, as noted above, we shall no longer be entitled to receive license fees from Samsung under this agreement.

A majority of our sales have been to a limited number of customers. For the years ended December 31, 2004 and 2005, our top 10 customers accounted for 64% and 62% of our revenues, respectively. In 2005, two customers each accounted for greater than 10% of our total revenues, or 26% in the aggregate. We expect that sales to a limited number of customers will continue to account for a substantial portion of our revenues for the next several years.

In 2005, Asia accounted for 42% of our revenues, the United States accounted for 36% of our revenues and Europe and Israel accounted for 17% of our revenues and other regions accounted for 5% of our revenues. We expect to continue to generate a significant portion of our revenues from the United States, the largest market for our mDrive products. We also expect to continue to generate a significant portion of our revenues from Asia, because many of our mDOC customers are handset manufacturers located in Asia, and a significant portion of the sales of the Venture are to Toshiba in Japan.

Cost of Goods Sold.    Our cost of goods sold consists primarily of the cost of flash memory components, ASIC components and manufacturing costs (including costs of subcontractors that manufacture our products), and salaries and related personnel expenses for those engaged in the manufacture of our products. Cost of flash memory components accounts for the substantial majority of our cost of goods sold. Our cost of goods sold as a percentage of revenues is impacted by a number of factors, including:

•	Cost of flash components. In the event that our cost for flash components increases, we may be unable to pass these cost increases on to our customers, and consequently our cost of goods sold as a percentage of revenues could rise and our profitability could be adversely affected. Conversely, if the market price for flash components decreases, we may be required to write down the value of our existing inventory, thereby increasing our cost of goods sold as a percentage of revenues.

•	Access to lower cost flash components.. We strive to have the technological ability and commercial access to use in our products lower cost flash components based on more advanced technology, such as multi-level cell ("MLC") flash technology. The higher the portion that such lower cost flash components represent of our total flash components usage, the lower our cost of goods sold as a percentage of revenues.

•	Efficient inventory management. The dynamic pricing environment for flash components requires that we manage our inventory in an efficient manner. Under our supply agreements, we are committed to provide binding purchase forecasts for flash components and mDOC at lead times longer than those that our customers provide us for their product orders. This requires us to purchase inventory based on forecasted demand in advance of customer orders. If we overestimate customer demand, leaving us with excess inventory, we might be required to write down the value of the inventory as flash component prices drop, causing our cost of goods sold as a percentage of revenues to increase.

•	Product pricing environment. Our mDrive and mDOC products are designed for consumer electronics applications. The consumer market is intensely competitive and is price-sensitive. Softening demand for our products targeted at these markets or aggressive pricing strategies of our competitors may cause market prices to decrease. To the extent that market prices in these consumer electronics markets decrease rapidly, we may be forced to lower our selling prices at a faster rate than the decrease in the cost of flash components that we purchase, which could cause our cost of goods sold as a percentage of revenues to rise and our profitability to be adversely affected. For example, in the first quarter of 2006 cost of goods sold increased as a percentage of revenues in comparison to the fourth quarter of 2005, in part because average selling prices per megabyte decreased significantly.

•	Product mix. Each of our products has different associated gross margins, which varies quarterly based on market dynamics, competition, our average selling prices and our cost of materials. Our product mix varies quarterly, which affects our overall gross margins and profitability. Therefore, when the percentage of our revenues derived from lower margin products increases in any given period, our cost of goods sold as a percentage of revenues will increase for that period.

•	Supply mix. During 2005, we purchased flash components from various suppliers. Each of our agreements with these suppliers has different capacity commitments and pricing terms. The capacity to which we are entitled under each agreement is generally fixed within any given period. Subject to our contractual purchase commitments, we strive to optimize our purchases from our suppliers by first purchasing components from the supplier that offers us the best relative pricing terms, until we exhaust the quantity available to us from that supplier at those terms, and then purchasing from the supplier that offers us the next best pricing terms. As a result, incremental increases in sales in a given period will generally be sourced from a supplier that offers us less attractive pricing terms than our average pricing terms for sales previously made during that period, thereby increasing our cost of good sold as percentage of revenues. We recently terminated our agreement with Samsung, resulting in our relinquishing our rights to committed capacity and favorable pricing terms from Samsung. To the extent we are required to source flash components from alternate sources at higher relative prices, our costs of goods sold as a percentage of revenues will increase, which would negatively affect our profitability.

•	Percentage of revenues derived from license fees and royalties. Since revenues from licensing our technology have no associated cost of goods sold, our overall profitability is more sensitive to changes in our license fees and royalties than to changes in product sales. A decline in the percentage of revenues generated from licenses during any given period could increase our costs of goods sold as a percentage of revenues, negatively affecting our profitability. For example, in light of our recent decision to terminate our agreement with Samsung, we will no longer be entitled to receive license fees from Samsung under this agreement, which could negatively affect our profitability.

Research and Development Expenses, Net.    Research and development expenses consist primarily of salaries and related personnel expenses and subcontractor costs related to the design, development and testing of new products and technologies and product enhancements. Research and development expenses are presented net of participations received or accrued from the Office of the Chief Scientist, or OCS, the Singapore-Israel Industrial Research and Development Fund, or SIIRD, The Information Society Technology Fund, or IST, and The Britech Foundation Limited, or Britech. All research and development costs are expensed as incurred. We believe that continued investment in research and development is critical to attaining our strategic objectives. During 2005, as a result of the growth in our revenues and the expected growth potential for both our existing products and products and technologies in development, we expanded our investments in research and development. We expect research and development expenses to increase in the future as we continue to enhance existing products and develop new technologies, products and product lines to address existing and potential markets, including our new mSIM MegaSIM product targeted at the mobile handset market as well as our x4 technology.

Selling and Marketing Expenses.    Selling and marketing expenses consist primarily of salaries, commissions and related personnel expenses for those engaged in the sale and marketing of our products (including commissions payable to our independent sales representatives), as well as related trade shows and promotional and public relations expenses. During 2005, as a result of the growth in our revenues and the expected growth potential for the mDrive, mDOC and mSIM MegaSIM products, we expanded our selling and marketing activities and invested in broadening our sales channels to target additional geographic and end markets. We expect our selling and marketing expenses to increase in the future as we continue to expand our sales and marketing activities.

General and Administrative Expenses.    General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting, finance, legal and litigation, human resources, administrative and network and information systems personnel, facilities maintenance, professional fees and other general corporate expenses. As we add personnel and incur additional costs in response to the growth of our business, we expect that general and administrative expenses will also increase.

Financial Income, Net.    Financial income, net consists primarily of interest earned on marketable debt securities and bank deposits, gains or losses from the sale of marketable debt securities and foreign currency translation differences resulting from the translation of monetary balance sheet items denominated in non-dollar currencies, net of interest paid on our convertible senior notes.

Equity in Losses of an Affiliate.    We and SanDisk formed U3, a joint venture 50% owned by each of us. Equity in losses of an affiliate represents our share in the losses incurred by U3, which commenced operations in the beginning of 2005.

Minority Interest.    In the USB flash drive market, our venture with Toshiba is designed, among other things, to enable us and Toshiba to benefit from a portion of each party's respective sales of USB flash drives. The Venture is jointly owned and equally controlled by us and Toshiba. The Venture is a variable interest entity and, under the relevant guidelines of Financial Accounting Standards Board Interpretation No. 46R, ‘‘Accounting for Variable Interest Entities’’ ("FIN 46R"), we are considered the primary beneficiary, and therefore we consolidate the results of the Venture into our financial statements. Minority interest represents Toshiba's proportional interest in the net earnings of the Venture.

Results Of Operations

The following table sets forth, for the periods indicated, the percentage of revenues represented by certain items reflected in our consolidated statements of operations.

	Year Ended December 31,
	2003	2004	2005
Revenues	100.0%	100.0%	100%
Costs and expenses:
Cost of goods sold	71.6%	72.8%	75.2%
Research and development, net	11.4%	6.0%	6.0%
Selling and marketing	14.9%	7.5%	5.4%
General and administrative	3.7%	1.6%	2.0%
In-process research and development write-off	—	—	0.4%
Total costs and expenses	101.6%	87.9%	89.0%
Operating income (loss)	(1.6%)	12.1%	11.0%
Financial income, net	2.1%	1.0%	1.4%
Other income, net	0.1%	*)	1.0%
Income before taxes on income	0.6%	13.1%	13.4%
Taxes on income	—	—	*)
Income after taxes on income	0.6%	13.1%	13.4%
Equity losses of an affiliate	—	—	(0.5%)
Minority interest in losses (earnings) of subsidiaries	0.1%	(7.3%)	(4.3%)
Net income	0.7%	5.8%	8.6%

*)	Represents a percentage lower than 1%.

The following table sets forth, for the periods indicated, our revenues by end markets (in thousands):

	Year Ended December 31
	2003	2004	2005
Revenues:
USB flash drive market	$79,358	$297,227	$415,380
Mobile handset and portable devices market	17,356	69,772	139,802
Embedded systems market	30,727	46,698	58,147
Other	2,613	2,863	1,654
Total	$130,054	$416,560	$614,983

Year Ended December 31, 2005 Compared To Year Ended December 31, 2004

Revenues.    Revenues for the year ended December 31, 2005 increased by $198.4 million, or 47.6%, to $615.0 million from $416.6 million for the year ended December 31, 2004. Revenues derived from the USB flash drive market increased by $118.2 million, or 39.8%, to $415.4 million, revenues derived from the mobile handset and portable devices market increased by $70.0 million, or 100.4%, to $139.8 million and revenues derived from the embedded systems market increased by $11.4 million, or 24.5%, to $58.1 million. In November 2005, we entered the SIM card market through the acquisition of Microelectronica Espanola. Revenues derived from the SIM card market for 2005 were $5.2 million. Revenue growth in 2005 was attributable in large part to significant growth in unit sales of both our mDrive and mDOC products, as both the USB flash drive and mobile handset markets experienced strong end-user demand, partially offset by a decline in average selling prices.

Cost of Goods Sold.    Our cost of goods sold for the year ended December 31, 2005 increased by $158.9 million to $462.2 million, an increase of 52.4% from cost of goods sold of $303.3 million for the year ended December 31, 2004. Our costs of goods sold as a percentage of total revenues increased from 72.8% for the year ended December 31, 2004 to 75.2% for the year ended December 31, 2005, due to pricing pressures resulting from increasing competition, and as a result of a decrease in the gross margins of the Venture.

Research and Development Expenses, Net.    In 2005, we shifted resources to research and development activities from selling and marketing activities in an effort to increase our investment in the technology that we believe will fuel our future growth. Our gross research and development expenses for the year ended December 31, 2005 increased by $12.9 million to $38.0 million, an increase of 51.5% from gross research and development expenses of $25.1 million for the year ended December 31, 2004. Our net research and development expenses for the year ended December 31, 2005 increased by $12.6 million to $37.5 million, an increase of 50.8% from net research and development expenses of $24.8 million for the year ended December 31, 2004. As a percentage of revenues, our net research and development expenses remained unchanged. During the year ended December 31, 2005, we recognized $331,000 and $188,000 of research and development grants from Britech and IST, respectively, compared to $111,000 and $128,000 of research and development grants we recognized from IST and OCS, respectively, during the year ended December 31, 2004. The increase in our gross research and development expenses is attributable to an increase in our investments in the development of new products and the enhancement of existing products.

Selling and Marketing Expenses.    Selling and marketing expenses for the year ended December 31, 2005 increased by $2.4 million, or 9.0%, to $33.5 million from $31.1 million for the year ended December 31, 2004. The modest increase was the result of our decision to shift resources from selling and marketing activities to increase our investment in research and development activities. In addition, our principal marketing activities in the USB flash drive market were primarily pursued through an affiliate (U3), which we include as equity in losses of an affiliate. Our selling and marketing expenses are only partially affected by an increase in our product sales, due to the fact that the direct expenses related to actual sales are limited. As a percentage of revenues, our selling and marketing expenses decreased to 5.4% for the year ended December 31, 2005 from 7.5% for the year ended December 31, 2004.

General and Administrative Expenses.    General and administrative expenses for the year ended December 31, 2005 increased by $5.2 million, or 75.9%, to $12.1 million from $6.9 million for the year ended December 31, 2004. This increase is attributable mainly to expanding our operations in order to support our substantial growth in 2005, principally increases in personnel, legal and accounting expenses as well as expenses associated with an intellectual property litigation matter. As a percentage of revenues, our general and administrative expenses increased to 2.0% for the year ended December 31, 2005 from 1.6% for the year ended December 31, 2004.

In Process R&D Write-off.    In 2005, we realized a one-time charge of $2.5 million due to a write-off of in-process research and development in connection with our acquisition of Microelectronica.

Financial Income, Net.    Financial income, net for the year ended December 31, 2005 increased by $4.8 million to $8.7 million from $3.9 million for the year ended December 31, 2004 due primarily to our increased cash balance during 2005, as a result of the proceeds raised from our $75.0 million convertible senior notes offering in March 2005, as well as in an increase in market interest rates. Financial income, net in 2005 also includes a one-time gain of $1.4 million recognized from the expiration of an option granted to the initial purchasers of the convertible senior notes.

Other Income.    In 2005, we realized a gain from the sale of our shares of Saifun Semiconductors Ltd., an Israeli company, in the amount of $5.4 million and a gain from the sale of a portion of our shares of a Taiwanese company in the amount of $841,000.

Equity in Losses of an Affiliate.    Equity in losses of an affiliate represent our share in the losses incurred by U3. The equity in losses of an affiliate for the period ended December 31, 2005 was $3.1 million.

Minority Interest.    Minority interest in earnings of consolidated subsidiary was $26.2 million in 2005 compared to $30.4 million in 2004. Minority interest in the earnings of our consolidated subsidiary represents the proportional share of Toshiba in the earnings of the Venture, a variable interest entity consolidated in accordance with FIN 46R.

Income Taxes.    Income taxes in 2005 amounted to $156,000, which consisted of $396,000 of current income taxes offset by $240,000 of deferred tax income. Income taxes in 2005 are mainly attributable to Microelectronica, which we acquired in November 2005. Due to our utilization of net operating loss carryforwards and to our not being liable for taxes on the share of the Venture's earnings attributable to Toshiba, as well as various tax reduction programs established by the Israeli government to encourage investment in Israel, we did not incur any income tax expenses in Israel in 2005. We expect that our income taxes in 2006 as a percentage of our income will increase as compared to 2005 for various reasons, including the contribution of a full year of income generated by Microelectronica, which is subject to a 35% tax rate, recent changes in the Israeli tax law which apply a 31% tax rate to financial income and the sale of available–for–sale equity securities.

Net Income.    For the year ended December 31, 2005, we recognized net income of $52.6 million, representing 8.6% of total revenues, compared to a net income of $24.2 million for the year ended December 31, 2004, representing 5.8% of total revenues due to the reasons stated above.

Highlights of Results for the Three Month Period Ended March 31, 2006

Revenues for the three month period ended March 31, 2006 were $219.1 million, representing an increase of 87.3% compared to the three month period ended March 31, 2005. Our costs of goods sold as a percentage of revenues increased from 72.9% for the three month period ended March 31, 2005 to 79.6% for the three month period ended March 31, 2006, mainly as a result of the increase in cost of goods sold as percentage of revenues of the Venture, and as a result of a significant decrease in average selling prices per megabyte during the three month period ended March 31, 2006.

Operating expenses for the three month period ended March 31, 2006 were $28.8 million, an increase of 59.3% compared with operating expenses for the three month period ended March 31, 2005. As a percentage of revenues, operating expenses decreased from 15.5% in the three month period ended March 31, 2005 to 13.2% in the three month period ended March 31, 2006.

Other income for the three month period ended March 31, 2006 was $1.2 million, as a result of a gain realized in the sale of available-for-sale equity securities.

Taxes on income for the three month period ended March 31, 2006 were $1.4 million, compared with no taxes on income for the three month period ended March 31, 2005, due primarily to the contribution of income attributable to Microlectronica Espanola acquired in November 2005, which is subject to a 35% tax rate, recent changes in the Israeli tax law which apply a 31% tax rate to financial income and the sale of available–for–sale equity securities.

Net income for the three month period ended March 31, 2006 was $7.1 million, representing an increase of 15.6% as compared to net income of $16.1 million for the three month period ended March 31, 2005.

For information about the three month period ended March 31, 2006, see our report on Form 6-K filed on May 24, 2006 which is incorporated by reference into the related prospectus.

Critical Accounting Policies And Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an on-going basis, we evaluate our estimates, including those related to product returns, bad debts, inventories, investments, income taxes, warranty obligations, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

We generate most of our revenues from selling our flash data storage products to end customers, distributors, retailers and OEMs.

We recognize revenues from product sales in accordance with SEC Staff Accounting Bulletin (‘‘SAB’’) No. 104, ‘‘Revenue Recognition’’ when the earning process is complete, delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation exists, and collectibility is probable. Because of frequent sales price reductions and rapid technological obsolescence in the industry, sales made to distributors and retailers under agreements allowing price protection and/or a right of return are deferred until the earlier of sale by distributors or retailers of our products to the end customers or their return right expires. In addition, when introducing a new product, we defer revenues generated by sales of such products until such time as we estimate the acceptance of the product by the end customer to be reasonably certain, since at the time of sale we do not have sufficient experience to estimate the amount of returns for such products.

We exercise judgment and use estimates in connection with the determination of the amount of product revenues to be recognized in each accounting period.

Allowances For Doubtful Accounts

We perform ongoing credit evaluations of our customers' financial condition and we require collateral as we deem necessary. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make payments. In judging the adequacy of the allowance for doubtful accounts, we consider multiple factors including the aging of our receivables, historical bad debt experience and the general economic environment. Management applies considerable judgment in assessing the realization of receivables, including assessing the probability of collection and the current credit worthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory Valuation

Inventories are stated at the lower of cost or market. Our policy for valuation of inventory and commitments to purchase inventory, including the determination of obsolete or excess inventory, requires us to perform a detailed assessment of inventory at each balance sheet date which includes a review of, among other factors, an estimate of future demand for products within specific time horizons, valuation of existing inventory, as well as product life-cycle and product development plans. The estimates of future demand that we use in the valuation of inventory are the basis for the revenue forecast, which is also consistent with our short-term manufacturing plan. Inventory write-downs are also provided to cover risks arising from slow moving items. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the market value based upon assumptions about future demand, market conditions, and, specifically, prices of flash components. Our inventory impairment charges permanently establish a new cost basis and are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable. Rather these amounts reverse into income only if, as and when the inventory is sold. If our estimates regarding consumer demand are inaccurate or changes in technology affect demand for certain products in an unforeseen manner, we may be exposed to losses or gains in excess of our established inventory write-down that could be material.

Warranties

We provide for the estimated cost of product warranties at the time revenue is recognized. The products we sell are covered by a warranty for periods ranging from one year to five years. We accrue a warranty reserve for estimated costs to provide warranty services. Our estimate of costs to service the warranty obligations is based on historical experience and expectation of future conditions. To the extent we experience increased warranty claim activity or increased costs associated with servicing those claims, our warranty accrual will increase, resulting in decreased gross profits.

Accounting For Investments

We evaluate whether entities in which we have invested are variable interest entities within the meaning of FIN 46R. If an entity is a variable interest entity, then we determine whether we are the primary beneficiary of that entity by reference to our contractual and business arrangements. Assessment of whether an entity is a variable interest entity for purposes of FIN 46R and the determination of the primary beneficiary of such entity requires judgment and careful analysis of all relevant facts and circumstances, including determining whether other parties are related parties solely for the purposes of FIN 46R.

With respect to equity investments, we review the degree of control that our investment and other arrangements give us over the entity in which we have invested in order to confirm that these conclusions are correct. Generally, after considering all factors, if we hold equity interests representing less than 20% of the outstanding voting interests of an entity in which we have invested, we use the cost method of accounting. If we hold at least 20% but less than 50% of the outstanding voting interests of an entity in which we have invested, we generally use the equity method of accounting.

Management evaluates investments in other companies for evidence of declines in value, other than temporary declines. When relevant factors indicate a decline in value that is other than temporary, we record a provision for the decline which results in a capital loss. Depending on the amount of any such decline, a capital loss may have a material adverse impact on our financial condition or results of operations. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Factors indicative of other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all inclusive and management weighs all quantitative and qualitative factors in determining if other-than-temporary decline in value of an investment has occurred. As of December 31, 2005, no such decline in value has been indicated.

Deferred Tax Asset

We provide a valuation allowance against deferred tax assets if it is more likely than not that such an amount will not be realized. In evaluating our ability to recover our deferred tax assets, in full or in part, we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent fiscal years and our forecast of future taxable income on a jurisdiction by jurisdiction basis. In determining future taxable income, we are responsible for assumptions utilized, including the amount of Israeli and international pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we use to manage the underlying businesses. At December 31, 2005, we carried a valuation allowance on our deferred tax assets of $4.7 million based on our expectation that it is not likely that our subsidiaries will be able to utilize these losses prior to their expiration.

Acquired Intangibles And Goodwill

Under SFAS No. 142, ‘‘Goodwill and Other Intangible Assets,’’ goodwill is not amortized but is subject to an annual impairment test based upon its estimated fair value in accordance with SFAS No. 142. We conduct an annual test for impairment of goodwill as of September 30 of each year. The goodwill impairment test compares the carrying value of our reporting units with the fair value at that date. We determine fair value using a discounted cash flow analysis. This type of analysis requires us to make assumptions and estimates regarding industry economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based upon our current business strategy in light of present industry and economic conditions, as well as future expectations. In assessing the recoverability of our goodwill, we may be required to make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. This process is subjective and requires judgment at many points throughout the analysis. If our estimates or their related assumptions change in subsequent periods, or if actual cash flows are below our estimates, we may be required to record impairment charges for these assets.

In addition, we test for impairment periodically whenever events or circumstances occur subsequent to our annual impairment tests that indicate that the asset may be impaired. Indicators we consider important which could trigger an impairment include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends, or a significant decline in our stock price for a sustained period.

Intangible assets arising on acquisition are capitalized and amortized to the income statement over the period during which benefits are expected to accrue. Where events and circumstances are present which indicate that the carrying value may not be recoverable, we recognize an impairment loss. Such impairment loss is measured by comparing the recoverable amount of the asset with its carrying value. The determination of the value of such intangible assets requires management to make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or the related assumptions change in the future, we could be required to record impairment charges.

Contingencies

We are involved in legal proceedings and other claims from time to time. We are required to assess the likelihood of any adverse judgments or outcomes to these proceedings, as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for any contingencies is made after careful analysis of each individual claim. The required reserves may change due to future developments in each matter or changes in approach, such as a change in the settlement strategy in dealing with any contingencies, which may result in higher net loss. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material.

Royalty Commitments

Under our research and development agreements with Britech, we are required to pay royalties at the rate of 2%-5% of sales of products developed with funds provided by Britech, up to an amount equal to 150% of the research and development grants related to such projects. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

During 2005, we reached a settlement agreement with the OCS under which we paid a total of $544,000 in respect of grants received from this institution. The SIIRD project which started during 2004 failed, accordingly, the contingent obligation in respect of these institutions ceased to exist.

Taxation

The general Israeli corporate tax rate was reduced in July 2004 from 36% to 35% for the 2004 tax year, 34% for the 2005 tax year, and starting January 1, 2006, the corporate tax rate was reduced to 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. However, the effective rate of tax of a company that derives income from an approved enterprise may be considerably lower than those rates. All of our production facilities have been granted approved enterprise status under six separate programs pursuant to Israel's Law for the Encouragement of Capital Investments, 1959, or the Capital Investments Law. The primary tax benefits resulting from such status are described below.

During 2000, we purchased the assets of Fortress U&T Ltd., which had a facility that had been granted approved enterprise status. In 2000, we initiated a research and development facility in Omer, Israel, a region defined as a "Priority A Development Region" under the Capital Investment Law, at the site of Fortress' facilities. Income derived from our Omer facility is tax exempt for a 10-year period commencing in the year in which we first recognize Israeli taxable income from that facility. We have an approval from the Investment Center as to the percentage of our revenues which are deemed attributable to the facility in Omer.

In addition, income which is not attributable to our Omer facility and which is derived from our approved enterprises that commenced operations prior to or during 1996 is tax exempt for the first four years of the 10-year tax benefit period (provided that we meet the requirements of a qualified foreign investment company, by being at least 25% owned by non-residents of Israel), and is subject to a reduced tax rate of between 10% and 25% during the rest of the period, based on the percentage of foreign ownership in our Ordinary Shares. Income which is not attributable to the Omer facility and which is derived from our approved enterprises that commenced operations after 1996 is tax exempt for the first two years of the 10-year tax benefit period (in case of qualified foreign investment company, which is at least 25% owned by non-Israeli residents), and is subject to a reduced tax rate during the rest of the period. The reduced tax rate is imposed at a rate of between 10% and 25%, based on the percentage of foreign ownership of our Ordinary Shares, in that remaining period (the more of our Ordinary Shares held by non-Israelis, the lower the tax rate). The tax benefit periods for each respective approved enterprise will commence in the year in which we first recognize Israeli taxable income from such approved enterprise. The reduced tax rate period in each approved enterprise will end no later than the earlier of 12 years from the commencement of production, or 14 years from receipt of the approval for such approved enterprise. Accordingly, the reduced tax periods relating to these approved enterprises will expire between 2007 and 2012. We expect that the tax benefit periods for these approved enterprises will commence in 2006.

On April 1, 2005, an amendment to the Capital Investments Law came into effect (the ‘‘Amendment’’) and has significantly changed the provisions of the Capital Investments Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Capital Investments Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Capital Investments Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, our existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the new law, will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2005, we did not generate income under the provision of the new law.

We cannot be sure that approved enterprise programs will continue to be available, or that we will continue to qualify for benefits under these programs. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of certain conditions stipulated in the relevant laws and regulations and the criteria set forth in the certificate of approval issued to us. We and our Israeli subsidiary have accumulated losses for Israeli income tax purposes as of December 31, 2005, in the amount of $7.0 million. We expect that our income taxes in 2006 as a percentage of our income will increase as compared to 2005 for various reasons, including the contribution of a full year of income generated by Microelectronica Espanola, which is subject to a 35% tax rate, recent changes in the Israeli tax law which apply a 31% tax rate to financial income, and the sale of available-for-sale equity securities. As of December 31, 2005, our U.S. subsidiary had net operating loss carryforwards for federal income tax purposes of $10.9 million which expire beginning in the year 2012. It also has net operating loss carryforwards for state tax purposes of $3.3 million which expire beginning in the year 2010. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the ‘‘change in ownership’’ provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

As of December 31, 2005, M-Systems China and M-Systems Japan had net operating loss carryforward of $213,000 and $906,000, respectively, which can be carried forward and offset against taxable income during the years 2006 to 2008.

Inflation

Most of our sales are made in dollars, and most of our expenses are incurred in dollars or New Israeli Shekels. We have not been materially affected by changes in the rate of inflation in Israel. Inflation in the United States and our other markets has not had a material effect on our results of operations.

Liquidity And Capital Resources

Through December 31, 2005, we have funded our operations primarily through the sales of our ordinary shares, the issuance of convertible senior notes by our subsidiary in March 2005, cash from operations and, to a lesser extent, government grants to support our selling and marketing and research and development efforts. Since our initial public offering, we have raised $329.0 million in the aggregate through public offerings and private placements of our ordinary shares and convertible senior notes, including a secondary offering of our ordinary shares in February 2004, which raised net proceeds of $95.4 million, and an offering of convertible senior notes in March 2005 which provided net proceeds of $72.8 million. Our growth in revenues in 2005 created greater working capital needs. We funded our working capital needs from cash generated from operations due to the growth in profits and positive cash flow that we experienced in 2005. We believe that our cash, cash equivalents, bank deposits, marketable securities and cash generated from operations will be sufficient to fund our anticipated working capital needs for the next twelve months.

As of December 31, 2005, our cash, cash equivalents, bank deposits and marketable securities were $186.3 million ($87.4 million of this amount being comprised of long-term marketable securities) compared to $181.0 million as of December 31, 2004. This slight increase is mainly a result of our operating cash flows, and our offering of convertible senior notes, which provided net proceeds to us of $72.8 million, less the recent purchase of equipment placed at Hynix and the acquisition of Microelectronica Espanola.

We had indebtedness of $71.4 million as of December 31, 2005, arising exclusively from the indebtedness we incurred through our offering of convertible senior notes in March 2005.

Our trade receivables increased to $131.9 million at December 31, 2005 from $61.4 million at December 31, 2004, which increase reflects our increased sales in the fourth quarter of 2005. We expect trade receivables to continue to increase as our sales grow.

Our inventories increased from $59.4 million at December 31, 2004 to $76.3 million at December 31, 2005. The portion of our inventory that represents our product sales for which revenues were not recognized during the period in accordance with our revenue recognition policy, as well as inventory on consignment to our customers, decreased from $21.9 million to $21.2 million over this period. In 2005, we managed our inventory to allow us to hold lower levels of inventory than in prior periods, in part due to our decision in the first half of 2005 to reduce our inventory levels in order to reduce our exposure to potential devaluations of on-hand inventory. As a result, notwithstanding the significant increase in our revenues in 2005, we have maintained lower levels of inventory as a percentage of revenues during 2005, in comparison to prior periods. We do not believe that this reduction in inventory levels on a relative basis has had a material effect on our liquidity needs.

As of December 31, 2005, we had an outstanding obligation of $36.2 million due for the purchase of equipment to be placed at Hynix's premises under our agreement with Hynix, which was satisfied in the first quarter of 2006.

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2005 was $63.6 million as compared to $27.8 million net cash provided by operating activities for the year ended December 31, 2004. The increase in cash provided by operating activities was primarily attributable to our increase in net income to $52.6 million in 2005 from $24.2 million in 2004 and an increase in accounts payable offset in part by an increase in accounts receivable.

Investing Activities

Net cash used in investing for the year ended December 31, 2005 was $94.2 million as compared to $75.9 million for the year ended December 31, 2004. The increase was primarily attributable to our investments in marketable securities, the acquisition of Microelectronica and the investment in equipment related to our agreement with Hynix.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2005 was $45.8 million as compared to $78.7 million for the year ended December 31, 2004. The decrease was primarily attributable to our issuance in 2005 of convertible senior notes, which provided net proceeds of $72.8 million as compared to the public offering that we completed in 2004, which provided net proceeds of $96.9 million, and a cash distribution to the minority shareholder of the Venture in the amount of $36.0 million in 2005 compared to $23.1 million in 2004.

We expect that our uses of cash in the near future will be to fund working capital and increases in selling and marketing expenditures and research and development expenditures as well as for potential strategic acquisitions of, or investments in, related businesses, product lines and technologies. Further, in order to support our expected continued growth, we intend to continue to make investments and expenditures to secure additional supply of flash memory components. These investments or expenditures may include, among other things, direct investments in fabrication facilities, investments in suppliers of flash memory components, purchase of semiconductor manufacturing equipment or advance payments to secure future flash memory component manufacturing capacity. We intend to use all or a portion of the proceeds raised in this offering to fund those investments and expenditures. We may be required to raise additional capital in the future to fund additional investments and expenditures to secure supply of flash memory components. However, we currently have no commitments for any specific acquisitions, expenditures or investments. We cannot assure you that the uses will not be different.

For the year ended December 31, 2005, the aggregate amount of our capital expenditures was $10.2 million. These expenditures were principally for the construction of our second facility in Kfar-Saba and for the purchases of computer hardware and software. In addition, during 2005 we purchased $63.8 million of equipment which we placed in Hynix's facilities under the terms of our agreement with Hynix.

Legal Proceedings

We are from time to time involved in legal matters that arise in the normal course of business. Based on information currently available, we do not believe that the ultimate resolution of any current matters, individually or in the aggregate, will have a material adverse effect on our business, financial condition and results of operations.

We are in litigation in Singapore with a Singaporean company, Trek Technology (Singapore) Pte Ltd., with respect to, inter alia, a counter-claim by Trek against us for alleged infringement of a patent. On May 12, 2005, a court in Singapore ruled in favor of Trek. On November 11, 2005, the Court of Appeal of Singapore confirmed the lower court's ruling. The matter is currently before the Court of Appeal to determine the amount of damages, both for legal costs and compensatory damages, which are to be awarded to Trek. We have made a provision for this litigation based on current estimates provided by our external legal counsel.

On May 7, 2006, a former employee filed a lawsuit against us in Israel claiming that we had breached an undertaking to him to establish a jointly-held company with him, which would be the owner of certain intellectual property rights, in the development of which he claims to have participated during his employment with us. The intellectual property to which these rights relate was intended to achieve a similar objective as that we have achieved through our x4 technology. This employee had previously filed a similar lawsuit against us in labor court, which was dismissed due to lack of jurisdiction. Although there is a possibility that the plaintiff may claim that this lawsuit relates to our x4 technology, we believe that we have meritorious defenses to any such claim and we intend to contest the former employee’s claims vigorously. However, we cannot at this time determine what the outcome of this litigation will be, and if we do not prevail our results of operations may be adversely affected.

MATERIAL ISRAELI TAX CONSIDERATIONS

The following discussion describes the material Israeli income tax consequences to a holder of our ordinary shares. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Withholding and Capital Gains Taxes Applicable to Non-Israeli Shareholders

The State of Israel imposes income tax on nonresidents of Israel on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. We are required to withhold income tax at the rate of 20% for dividends paid to a non-Israeli individual or corporation that is not a substantial shareholder (generally defined as a shareholder who holds directly or indirectly 10% or more of the outstanding shares of a company), 25% for dividends paid to a substantial shareholder or 15% for dividends of income generated by an approved enterprise, on all distributions of dividends other than bonus shares (stock dividends), unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the income tax treaty between the U.S. and Israel, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident (as defined in the treaty) is 25%.

A nonresident of Israel who receive interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempted from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer and the taxpayer has no other taxable sources of income in Israel.

Capital Gains Taxes Applicable to Non-Israeli Shareholders on Sales of our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli companies, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise.

Israeli law generally exempts non-residents of Israel from Israeli capital gains tax on the sale of our shares, provided they hold an interest in our company of less than 25%. This exemption does not apply to non-residents of Israel in which a resident of Israel has a beneficial of interest of 25% or more. In addition, the US-Israel tax treaty generally exempts US residents, as defined in the treaty, from Israeli capital gains taxes on the sale of our shares, provided that the US resident did not hold an interest in our company of 10% or more during the 12 months preceding the sale and provided that the US resident does not maintain a permanent establishment in Israel.

A nonresident of Israel who receives interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempted from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer and the taxpayer has no other taxable sources of income in Israel.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

Subject to the limitations described below, the following discussion describes certain material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a ‘‘U.S. Holder.’’ For purposes of this discussion, a ‘‘U.S. Holder’’ is:

•	An individual who is a citizen or resident of the U.S.;

•	A corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or of any political subdivision thereof;

•	An estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	A trust (i) if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) that has a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Certain material aspects of U.S. federal income tax relevant to a holder of our ordinary shares that is an individual, corporation, estate or trust other than a U.S. Holder (a ‘‘Non-U.S. Holder’’) are also discussed below.

This discussion is a summary for general information only and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase ordinary shares. This summary considers only holders that are beneficial owners of our ordinary shares that will own ordinary shares as capital assets (generally, for investment).

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the ‘‘Code’’), applicable U.S. Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. Any such change could affect the continuing validity of this discussion. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to holders that are subject to special treatment, including:

•	broker-dealers or insurance companies;

•	holders who have elected mark-to-market accounting;

•	tax-exempt organizations;

•	real estate investment trusts or regulated investment companies;

•	grantor trusts;

•	individual retirement and other tax deferred accounts;

•	financial institutions or ‘‘financial services entities’’;

•	holders who hold ordinary shares as part of a ‘‘straddle,’’ ‘‘hedge,’’ ‘‘constructive sale’’ or ‘‘conversion transaction’’ with other investments;

•	holders who own or owned, directly, indirectly or by attribution, at least 10% of our voting power;

•	holders whose functional currency is not the dollar;

•	holders who received ordinary shares as compensation; and

•	certain former citizens or long-term residents of the U.S.

This discussion does not consider the tax treatment of holders that are partnerships or other pass-through entities or persons who hold our ordinary shares through a partnership or other pass-through entity. In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws, or the possible application of U.S. federal gift or estate tax.

Each investor is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of our ordinary shares.

Dividends

Subject to the discussion below under ‘‘—Tax Consequences of Passive Foreign Investment Company Status,’’ a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on our ordinary shares, including the amount of non-U.S. taxes, if any, withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of these earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in the ordinary shares and, to the extent in excess of such basis will be treated as gain from the sale or exchange of such ordinary shares.

For taxable years beginning on or before 2010, dividends to non-corporate U.S. Holders who meet certain eligibility requirements (including certain holding period requirements and the absence of certain risk reduction transactions with respect to the ordinary shares) qualify for a reduced rate of taxation of 15% or lower if (a) our ordinary shares are readily tradable on an established securities market in the U.S., or (b) we qualify for benefits under an income tax treaty with the United States which includes an information exchange program and such treaty is determined by the United States Internal Revenue Service (‘‘IRS’’) to be satisfactory. Because our ordinary shares are listed and traded on NASDAQ and the IRS has determined that the U.S.-Israel Tax Treaty is satisfactory for this purpose, dividends paid with respect to our ordinary shares should qualify for the reduced rate.

Dividends paid with respect to our ordinary shares will not qualify for the reduced rate if, for the tax year the dividend is paid or the preceding tax year, we are classified as a passive foreign investment company (‘‘PFIC’’), as defined for U.S. federal income tax purposes. Although we do not believe we were a PFIC for 2005 or will be a PFIC for 2006, see the discussion below under ‘‘—Tax Consequences of Passive Foreign Investment Company Status,’’ for more information. U.S. Holders should consult their own tax advisors on their eligibility for reduced rates of taxation with respect to any dividends paid by us.

Distributions of our current or accumulated earnings and profits generally will be foreign source income for U.S. foreign tax credit purposes and will not qualify for the dividends received deduction available to corporations.

U.S. Holders will have the option of claiming the amount of any non-U.S. taxes withheld at source or paid with respect to dividends either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. taxes withheld, but those individuals may still claim the amount of such taxes as a credit against their U.S. federal income tax liability subject to limitations and restrictions discussed below.

The amount of non-U.S. income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each holder. These limitations include, among others, rules that limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. For this purpose, any dividend that the Company distributes generally will constitute ‘‘passive income’’ or, in the case of certain U.S. Holders, ‘‘financial services income’’ for taxable years beginning on or before December 31, 2006. U.S. Holders should note that ‘‘the financial services income’’ category has been eliminated with respect to taxable years beginning after December 31, 2006. At such time, the foreign tax credit limitation categories will be limited to ‘‘passive income’’ and ‘‘general category income.’’ Additionally, special rules will apply if we are a ‘‘United States-owned foreign corporation,’’ which we may be. In that case, distributions of current or accumulated earnings and profits will be treated as U.S. source and non-U.S. source income in proportion to our earnings and profits in the year of the distribution allocable to U.S. and non-U.S. sources. We will be treated as a ‘‘United States-owned foreign corporation’’ as long as stock representing 50% or more of the voting power or value of our shares is owned, directly or indirectly, by United States persons. Non-U.S. taxes allocable to the portion of our distributions treated as from U.S. sources under these rules may not be creditable against a U.S. Holder’s U.S. federal income tax liability on such portion.

The total amount of allowable foreign tax credits in any year cannot exceed the regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to non-U.S. withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.

Disposition of Ordinary Shares

Subject to the discussion below under ‘‘—Tax Consequences of Passive Foreign Investment Company Status,’’ upon the sale or exchange of our ordinary shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis in the ordinary shares, which is usually the dollar cost of such shares, and the amount realized on the sale or exchange. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain and is eligible for a maximum 15% rate of taxation for non-corporate holders for taxable years beginning on or before December 31, 2010. Gain or loss recognized by a U.S. Holder on a sale or exchange of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale or exchange of ordinary shares is subject to limitations. Gain or loss recognized by a U.S. Holder on a sale or exchange of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Under the income tax treaty between the United States and Israel (the ‘‘Tax Treaty’’), gain derived from the sale, exchange or other disposition of ordinary shares by a holder who qualifies as a resident of the United States and is entitled to claim the benefits under the Tax Treaty, and who sells the ordinary shares within Israel, may be treated as non-U.S. source income for U.S. foreign tax credit purposes.

Tax Consequences of Passive Foreign Investment Company Status

We will be a passive foreign investment company, or ‘‘PFIC,’’ if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company, U.S. or non-U.S., treated as a corporation for U.S. federal income tax purposes, in which we are considered to own 25% or more (directly or indirectly) of the shares by value, is passive income. Alternatively, we will be a PFIC if 50% or more of our gross assets in a taxable year, averaged quarterly over the year and generally determined based on fair market value and including our pro rata share of the assets of any company, U.S. or non-U.S., treated as a corporation for U.S. federal income tax purposes, in which we are considered to own 25% (directly or indirectly) or more of the shares by value, are held for the production of, or produce, passive income. Passive income includes interest, dividends, royalties, rents and amounts derived by reason of the temporary investment of funds raised in this and future offerings. If we were a PFIC, and a U.S. Holder did not make an election to treat us as a ‘‘qualified electing fund’’ (as described below):

•	Excess distributions by us to a U.S. Holder would be taxed in a special way. ‘‘Excess distributions’’ are amounts received by a U.S. Holder with respect to our ordinary shares in any taxable year that exceed 125% of the average distributions received by such U.S. Holder from us with respect to our ordinary shares in the shorter of either the three previous taxable years or such U.S. Holder’s holding period for ordinary shares before the present taxable year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our stock. A U.S. Holder must include amounts allocated to the current taxable year and to years prior to our being a PFIC (which are after 1986) in its gross income as ordinary income for that taxable year. A U.S. Holder must pay tax on amounts allocated to each other taxable year at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax for that taxable year.

•	The entire amount of gain realized by a U.S. Holder upon the sale or other disposition of ordinary shares will also be treated as an excess distribution and will be subject to taxation and an interest charge as described above.

•	The tax basis in our ordinary shares that were acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but would instead be equal to the decedent’s basis in such shares, if lower than fair market value.

If we become a PFIC for any taxable year, the special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a ‘‘qualified electing fund’’ (QEF) in such year or, if later, the first taxable year in which the U.S. Holder owns our ordinary shares and if we comply with certain reporting requirements. Instead, a U.S. Holder who has made a QEF election would be required for each taxable year in which we were a PFIC to include in income its pro rata share of our ordinary earnings as ordinary income and its pro rata share of our net capital gain as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis. Once such an election is made, it applies to all subsequent taxable years unless revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, using the information provided in the PFIC annual information statement, to such shareholder’s timely filed U.S. federal income tax return. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 with such shareholder’s U.S. federal income tax return every year.

A U.S. Holder of PFIC stock which is ‘‘marketable stock’’ (e.g. regularly traded on NASDAQ) could, instead of making a QEF election, elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the U.S. Holder’s PFIC shares and the U.S. Holder’s adjusted tax basis in the PFIC shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election. If a U.S. Holder makes a mark-to-market election after the beginning of its holding period of our ordinary shares, the U.S. Holder would be subject to interest charges with respect to the inclusion of ordinary income attributable to the period before the effective date of such election.

We do not believe that we were a PFIC in 2005 and do not anticipate being a PFIC in the future. Our belief is based, in part, on our audited financial statements, our spending plans for the proceeds of this offering as well as future offerings, our market capitalization and our current expectations of the value and nature of our assets, the sources and nature of our income and relevant market data. However, because the tests for determining PFIC status are applied annually and are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, our market capitalization and the amount and type of our gross income, we cannot determine our PFIC status until the end of each business year. We cannot assure U.S. Holders that the IRS will agree with our conclusion regarding our PFIC status for any particular taxable year and there can be no assurance that we will not become a PFIC.

U.S. Holders who hold our ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election or a mark-to-market election. U.S. Holders are urged to consult their tax advisors about the PFIC rules, including as to the advisability of choosing to make a QEF election, a ‘‘protective’’ QEF election, or an election to mark the shares to market annually.

Non-U.S. Holders

Except as described below under ‘‘Information Reporting and Backup Withholding,’’ a Non-U.S. Holder of our ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares, unless in the case of U.S. Federal income taxes:

•	such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. and, in the case of a resident of a country which has a treaty with the U.S., such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business in the U.S.; or

•	the Non-U.S. Holder is an individual who holds our ordinary shares as a capital asset and is present in the U.S. for 183 days or more in the taxable year of the disposition and certain other conditions are met.

Income that is effectively connected with the conduct of a U.S. trade or business by a Non-U.S. Holder generally will be subject to regular U.S. federal income tax in the same manner as if it were realized by a U.S. Holder. In addition, if a corporate Non-U.S. Holder recognizes ‘‘effectively connected’’ income, such Non-U.S. Holder may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate, or at a lower rate if such Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Information Reporting and Backup Withholding

A U.S. Holder (other than exempt recipients such as corporations) is generally subject to information reporting requirements with respect to dividends paid in the U.S. or by a U.S. payor or U.S. middleman on our ordinary shares and proceeds paid from the sale, exchange, redemption or other disposition of our ordinary shares. In addition, a U.S. Holder is subject to backup withholding (currently at a rate of 28% for taxable years through 2010) on dividends paid in the U.S. or by a U.S. payor or U.S. middleman on ordinary shares and proceeds paid from the sale, exchange, redemption or other disposition of our ordinary shares, unless the U.S. Holder provides a properly completed IRS Form W-9 or otherwise establishes a basis for exemption.

A Non-U.S. Holder generally is not subject to information reporting or backup withholding with respect to dividends paid on, or proceeds from the sale, exchange, redemption or other disposition of our ordinary shares, provided such Non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s or Non-U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder or Non-U.S. Holder may obtain a refund of any excess amount withheld under the backup withholding rules, provided that certain information is timely furnished to the IRS.

UNDERWRITING

Citigroup Global Markets Inc. and Goldman, Sachs & Co. are acting as representatives of the underwriters named below. The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, NY 10013 and the address of Goldman, Sachs & Co. is 85 Broad Street, New York, NY 10004. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
CIBC World Markets Corp.
Deutsche Bank Securities Inc.
UBS Securities LLC
J.P. Morgan Securities Inc.
Thomas Weisel Partners LLC
WR Hambrecht + Co, LLC
C.E. Unterberg, Towbin
Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to dealers at the public offering price less a concession not to exceed $0.         per share. The underwriters may allow, and dealers may re-allow, a concession not to exceed $0.         per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an additional 1,300,000 ordinary shares at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

We, our executive officers and directors have agreed that, for a period of at least 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Citigroup and Goldman Sachs, dispose of or hedge any of our ordinary shares or any securities convertible into or exchangeable for our ordinary shares. Citigroup and Goldman Sachs in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of ordinary shares described in this prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the ordinary shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of ordinary shares described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an "offer to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We have not authorized and do not authorize the making of any offer of ordinary shares through any financial intermediary on our behalf, other than offers made by the underwriters with a view to the final placement of the ordinary shares as contemplated in this prospectus supplement. Accordingly, no purchaser of the ordinary shares, other than the underwriters, is authorized to make any further offer of the ordinary shares on our behalf or on behalf of the underwriters.

This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive ("Qualified Investors") that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This prospectus supplement and its contents should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Neither this prospectus supplement nor any other offering material relating to the ordinary shares described in this prospectus supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ordinary shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to the ordinary shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the ordinary shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

The ordinary shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Our ordinary shares are quoted on the Nasdaq National Market under the symbol ‘‘FLSH.’’

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional ordinary shares.

Paid by us
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We anticipate that the aggregate expenses of this offering payable by us (other than underwriting discounts and commissions) will be approximately $        million. These expenses consist primarily of registration, filing and listing fees, Israeli stamp duty, printing fees and legal and accounting expenses.

In connection with the offering, the underwriters may purchase and sell ordinary shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of ordinary shares in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. ‘‘Covered’’ short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the ordinary shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make ‘‘naked’’ short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the ordinary shares. They may also cause the price of the ordinary shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

In addition, in connection with this offering, some of the underwriters (and selling group members) may engage in passive market making transactions in the ordinary shares on the Nasdaq National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the ordinary shares during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the ordinary shares to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

Some of the underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

Certain legal matters with respect to Israeli law will be passed upon for us by our Israeli counsel, Meitar Liquornik Geva & Leshem Brandwein. Certain legal matters with respect to U.S. law will be passed upon for us by our U.S. counsel, Weil, Gotshal & Manges LLP. A member of Meitar Liquornik Geva & Leshem Brandwein on secondment to us holds options to acquire 3,125 ordinary shares and a member of Weil, Gotshal & Manges LLP holds 2,000 ordinary shares. Certain legal matters with respect to Israeli law will be passed upon for the underwriters by Yigal Arnon & Co. Certain legal matters with respect to U.S. law will be passed upon for the underwriters by Kramer Levin Naftalis & Frankel LLP.

EXPERTS

The consolidated financial statements of the Company as of December 31, 2005 and 2004 and for each year in the three-year period ended December 31, 2005 included herein, have been audited by Kost Forer Gabbay & Kasierer, independent registered public accounting firm, a member of Ernst & Young Global, as set forth in their report thereon included herein. The financial statements referred to above are included in reliance on such report given on the authority of such firm as experts in auditing and accounting.

Russell Bedford, Auditores Y Consultores, S.L., has audited the financial statements of Microelectronica Espanola, S.A.U. at December 31, 2004 and for the year ended December 31, 2004, as set forth in their report included in our Report on Form 6-K filed on January 31, 2006 and incorporated herein by reference. Such financial statements are incorporated by reference in reliance on the report of such firm given on their authority as experts in accounting and auditing.

M-SYSTEMS FLASH DISK PIONEERS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005
IN U.S. DOLLARS
INDEX

• Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	• Phone: 972-3-6232525 Fax: 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
M-SYSTEMS FLASH DISK PIONEERS LTD.

We have audited the accompanying consolidated balance sheets of M-Systems Flash Disk Pioneers Ltd. (‘‘the Company’’) and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over the financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the M-Systems Flash Disk Pioneers Ltd. and its subsidiaries as of December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with United States generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 20, 2006	A Member of Ernst & Young Global

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2004	2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$56,511	$71,507
Short-term bank deposits	41,696	1,202
Short-term held-to-maturity securities (Note 3)	56,871	26,177
Trade receivables (net of allowance for doubtful accounts of $216 and $424 as of December 31, 2004 and 2005, respectively)	61,373	131,857
Related party trade receivables (Note 18)	—	2,951
Inventories (Note 4)	59,415	76,326
Other accounts receivable and prepaid expenses (Note 5)	5,540	15,153
Total current assets	281,406	325,173
LONG-TERM INVESTMENTS:
Severance pay funds	3,397	4,821
Long-term held-to-maturity securities (Note 3)	25,959	87,448
Available-for-sale equity securities (Note 6)	443	5,036
Investments in other companies and long-term receivables (Note 7)	10,740	886
Total long-term investments	40,539	98,191
DEFERRED PURCHASE CREDITS (Note 1d)	—	71,544
PROPERTY AND EQUIPMENT, NET (Note 8)	20,203	29,462
MINORITY INTEREST IN SUBSIDIARY	—	2,167
INTANGIBLE ASSETS AND DEBT ISSUANCE COSTS, NET (Note 9)	863	12,677
GOODWILL (Note 10)	477	28,518
Total assets	$343,488	$567,732

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2004	2005
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$39,957	$121,792
Excess of losses over investment in equity method investee (Note 12)	—	2,646
Deferred revenues	4,625	2,280
Other accounts payable and accrued expenses (Note 11)	21,493	27,705
Total current liabilities	66,075	154,423
LONG-TERM LIABILITIES:
Convertible Senior Notes (Note 13)	—	71,380
Accrued severance pay	4,263	6,133
Deferred tax liabilities	—	3,699
Other long-term liabilities	488	488
Total long-term liabilities	4,751	81,700
MINORITY INTEREST IN SUBSIDIARY	7,597	—
COMMITMENTS AND CONTINGENT LIABILITIES (Note 14)
SHAREHOLDERS' EQUITY (Note 15):
Share capital:
Ordinary shares of NIS 0.001 par value: Authorized - 100,000,000 shares at December 31, 2004 and 2005; Issued and outstanding - 35,508,648 shares at December 31, 2004 and 36,864,457 shares at December 31, 2005	10	10
Additional paid-in capital	297,096	307,185
Accumulated other comprehensive income	—	3,815
Retained earnings (accumulated deficit)	(32,041)	20,599
Total shareholders' equity	265,065	331,609
Total liabilities and shareholders' equity	$343,488	$567,732

The accompanying notes are an integral part of the consolidated financial statements.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2003	2004	2005
Revenues	$130,054	$416,560	$614,983
Costs and expenses:
Costs of goods sold	93,114	303,320	462,236
Research and development, net (Note 19)	14,714	24,834	37,456
Selling and marketing	19,419	31,077	33,523
General and administrative	4,852	6,904	12,143
In-process research and development write-off (Note 1e)	—	—	2,460
Total costs and expenses	132,099	366,135	547,818
Operating income (loss)	(2,045)	50,425	67,165
Financial income, net	2,711	3,920	8,688
Other income, net	131	183	6,325
Income before taxes on income	797	54,528	82,178
Taxes on income (Note 17)	—	—	156
Income after taxes on income	797	54,528	82,022
Equity in losses of an affiliate (Note 12)	—	—	(3,146)
Minority interest in losses (earnings) of subsidiaries	117	(30,378)	(26,236)
Net income	$914	$24,150	$52,640
Basic net earnings per share (Note 16)	$0.03	$0.71	$1.46
Diluted net earnings per share (Note 16)	$0.03	$0.66	$1.30
Weighted average number of Ordinary shares used in computing basic net earnings per share (Note 16)	28,178,228	34,195,642	36,164,979
Weighted average number of Ordinary shares used in computing diluted net earnings per share (Note 16)	30,513,485	36,823,118	41,156,678

The accompanying notes are an integral part of the consolidated financial statements.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share and per share data

	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Total comprehensive income (loss)	Total shareholders' equity
Balance as of January 1, 2003	$8	$185,387	$—	$(57,105)	$—	$128,290
Issuance of shares, net of $207 of issuance expenses	*) —	7,898	—	—	—	7,898
Exercise of share options, net	*) —	2,918	—	—	—	2,918
Issuance of shares related to employee stock purchase plan	*) —	605	—	—	—	605
Net income	—	—	—	914	—	914
Balance as of December 31, 2003	8	196,808	—	(56,191)	—	140,625
Issuance of shares, net of $9,160 of issuance expenses	2	95,363	—	—	—	95,365
Exercise of share options, net	*) —	3,903	—	—	—	3,903
Issuance of shares related to employee stock purchase plan	*) —	1,022	—	—	—	1,022
Net income	—	—	—	24,150	—	24,150
Balance as of December 31, 2004	10	297,096	—	(32,041)	—	265,065
Exercise of share options, net	*) —	8,622	—	—	—	8,622
Issuance of shares related to employee stock purchase plan	*) —	1,467	—	—	—	1,467
Other comprehensive income (loss):
Unrealized loss on hedging activities	—	—	(1,645)	—	(1,645)	(1,645)
Unrealized gain from available- for-sale marketable securities	—	—	4,671	—	4,671	4,671
Foreign currency translation adjustments	—	—	789	—	789	789
Net income	—	—	—	52,640	52,640	52,640
Total comprehensive income					$56,455
Balance as of December 31, 2005	$10	$307,185	$3,815	$20,599		$331,609

*) Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2003	2004	2005
Cash flows from operating activities:
Net income	$914	$24,150	$52,640
Adjustments required to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,480	2,885	4,980
In process research and development write-off	—	—	2,460
Equity in losses of an affiliate	—	—	3,146
Accrued interest on short-term bank deposits	(121)	(522)	(24)
Interest accrued and amortization of premium and discount on held-to-maturity marketable securities	606	864	1,808
Interest accrued and amortization of premium and discount on available-for-sale marketable securities	—	—	39
Amortization of discount on Convertible Senior Notes and deferred charges	—	—	111
Loss from sale of available-for-sale marketable securities	—	—	109
Gain from expiration of initial purchasers’ option related to Convertible Senior Notes	—	—	(1,450)
Loss (gain) on sale of property and equipment	—	53	(41)
Gain on sale of investment in other companies	(131)	(236)	(6,284)
Accrued severance pay, net	227	208	446
Minority interest in earnings (losses) of subsidiaries	(117)	30,354	26,236
Long-term lease deposits, net	(68)	(152)	(277)
Deferred income taxes, net	—	—	(239)
Increase in trade receivables	(14,802)	(37,209)	(61,499)
Increase in related party trade receivables	—	—	(2,951)
Increase in inventories	(28,757)	(9,595)	(14,651)
Increase in other accounts receivable and prepaid expenses	(1,212)	(2,439)	(7,901)
Increase in trade payables	6,159	13,761	68,940
Increase in related party trade payables	3,582	—	—
Increase (decrease) in deferred revenues	7,161	(7,295)	(2,345)
Increase in other accounts payable and accrued expenses	2,029	13,007	339
Net cash provided by (used in) operating activities	(22,050)	27,834	63,592
Cash flows from investing activities:
Investment in held-to-maturity marketable securities	(31,194)	(52,122)	(251,470)
Investment in available-for-sale marketable securities	—	—	(36,596)
Purchase of property and equipment	(2,805)	(5,425)	(10,226)
Loans to employees, net	(27)	(4)	(28)
Issuance of shares to minority shareholder in a subsidiary	141	—	—
Proceeds from maturities of held-to-maturity marketable securities	18,057	21,856	218,868
Proceeds from sales of available-for-sale marketable securities	—	—	36,448
Proceeds from sales of property and equipment	24	14	18,106
Proceeds from sales of investment in other companies	150	287	16,362
Short-term bank deposits, net	22,324	(40,013)	40,518
Investment in private companies	(656)	—	—
Acquisition of a business (1)	—	(534)	—
Acquisition of subsidiary (2)	—	—	(61,931)
Purchase of equipment (Note 1d)	—	—	(63,800)
Investment in equity method investee	—	—	(500)
Net cash provided by (used in) investing activities	6,014	(75,941)	(94,249)

The accompanying notes are an integral part of the consolidated financial statements.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2003	2004	2005
Cash flows from financing activities:
Proceeds from issuance of share capital, net	7,898	96,858	—
Proceeds from issuance of Convertible Senior Notes	—	—	71,300
Proceeds from issuance of initial purchasers option on Convertible Senior Notes	—	—	1,450
Issuance costs of Convertible Senior Notes	—	—	(1,019)
Cash distribution to minority shareholders of a subsidiary	—	(23,131)	(36,000)
Proceeds from exercise of share options, net	2,918	3,942	8,622
Proceeds from issuance of shares related to employee stock purchase plan, net	605	1,032	1,467
Net cash provided by financing activities	11,421	78,701	45,820
Exchange differences on cash and cash equivalents	—	—	(167)
Increase (decrease) in cash and cash equivalents	(4,615)	30,594	14,996
Cash and cash equivalents at the beginning of the year	29,833	25,218	56,511
Consolidation of a venture at January 1, 2004	—	699	—
Cash and cash equivalents at the end of the year	$25,218	$56,511	$71,507
Non-cash investing and financing activities:
Accrued issuance expenses	$—	$1,542	$—
Accrued issuance costs for Convertible Senior Notes	$—	$—	$156
Purchase of equipment (Note 1d)	$—	$—	$9,445
(1) Acquisition of a business:
Assets acquired and liabilities assumed on the acquisition date:
Intangible assets		$1,022
Long-term liabilities		(488)
Cash paid		$534
(2) Acquisition of subsidiary (Note 1e):
Fair value of the assets acquired and liabilities assumed at the acquisition date was as follows:
Working capital, net (excluding cash and cash equivalents in the amount of $27,120			$7,393
Short-term deferred tax liabilities related to real estate held for sale			(3,512)
Real estate held for sale			18,106
Property and equipment			3,400
In-process research and development			2,460
Other identifiable intangible assets			11,012
Goodwill arising on acquisition			27,440
Long-term deferred tax liabilities related to intangible asset			(3,854)
			62,445
Accrued expenses related to the acquisition			(514)
Cash paid – net			$61,931

The accompanying notes are an integral part of the consolidated financial statements.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-    GENERAL

a.	M-Systems Flash Disk Pioneers Ltd. (the ‘‘Company’’ or ‘‘M-Systems’’) develops, manufactures and markets innovative flash storage solutions for electronics markets. The Company’s solutions enable data storage applications primarily in a wide range of consumer devices including mobile handsets and USB (universal serial bus) flash drives. The Company also sells flash storage products to the embedded systems market, for various enterprise, industrial, military and other applications.

As of December 31, 2005, the Company has operations through wholly-owned subsidiaries in the United States, Netherlands, Taiwan, China, U.K., Italy, South Korea, Cayman Islands, Japan, Spain and Israel.

The Company participates with Toshiba in a partnership, Twinsys Data Storage Limited Partnership (the ‘‘Venture’’), designed to enable the Company and Toshiba to benefit from a portion of each party's respective sales of USB flash drives. As of December 31, 2005, the Company holds directly and indirectly approximately 50% of the Venture. The Company concluded that the Venture is a variable interest entity as defined in Financial Interpretation No. 46R, ‘‘Accounting for Variable Interest Entities’’ (‘‘FIN 46R’’), and determined that it is the primary beneficiary of the Venture, and accordingly, consolidates the Venture.

b.	On August 13, 2004, the Company entered into agreements with SanDisk Corporation for the joint development, standardization and promotion of a next-generation USB flash drive platform. In connection with this collaboration, in December 2004, the parties established U3 LLC (‘‘U3’’), a Delaware limited liability company, which is equally held by both parties. U3 commenced its activities during 2005.

c.	The Company's flash memory based products require flash components, which are currently supplied mainly by Toshiba Corporation (‘‘Toshiba’’), Samsung Electronics Co., Ltd. (‘‘Samsung’’) and Hynix Semiconductor Inc. (‘‘Hynix’’) (collectively, the ‘‘Suppliers’’) or with respect to some components, by only certain of the Suppliers. The Company depends on the Suppliers for flash memory components and any shortage or disruption in its supply from these Suppliers or achievement of lower yield than expected will adversely affect the Company's results of operations and financial condition. The Company expects to depend upon these Suppliers for a significant portion of its anticipated flash memory requirements. If any of the Suppliers fails to comply with its supply commitment to the Company or downsizes its flash components fabrication business, or if any of the Suppliers terminates its supplier relationship with the Company or supplies the Company with flash memory components with a lower than customary yield, the Company's business, financial condition and operating results will be adversely affected. In addition, if the Suppliers do not continue to invest in the required advancements in their flash memory technology and flash memory products, the Company's business, financial condition and operating results may suffer. See also Note 21.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-    GENERAL   (Cont.)

d.	Product Supply Agreement with Hynix:

In order to secure the supply of flash components from Hynix, in August 2005 the Company entered into cooperation agreements with Hynix. Under the Product Supply Agreement (‘‘PSA’’) with Hynix, the Company is committed to purchase equipment, for a total amount of approximately $100,000, which is to be placed at Hynix's manufacturing facility, in return for which the Company is to receive guaranteed capacity and favorable pricing on purchases from Hynix. The purchased equipment will be operated and maintained solely by Hynix, and the Company's entitlements under the PSA will not be affected by the utilization of the equipment by Hynix. Over the term of the PSA, the Company will receive credits on the products purchased from Hynix of up to the $100,000 invested in the equipment. Pursuant to the PSA, the Company has no purchase commitments; however, failure to purchase a minimum agreed-upon number of products may result in the Company relinquishing a partial amount of its proportional credit in respect of the amount paid for the equipment. The PSA has a term of six years. Hynix shall initiate the supply of products to the Company under the abovementioned terms in the first half of 2006. The Company and Hynix have agreed that in the event of a termination of the PSA prior to its scheduled expiration date, including at the Company's initiative under certain permitted circumstances, Hynix shall purchase the equipment from the Company at a price which shall be equal to the then remaining un-reimbursed portion of the equipment purchase price.

The Company has recognized the amount invested in the equipment as deferred purchase credits, which will be amortized over the term of the PSA as an additional cost to the products purchased from Hynix. The amount will be amortized on a straight line method over the PSA term, subject to certain conditions. As of December 31, 2005, the Company has purchased $71,544 of equipment under the PSA.

e.	On November 14, 2005, the Company, through its wholly-owned Spanish subsidiary, acquired all the outstanding shares of Microelectronica Española S.A.U. (‘‘MEE’’), a European SIM card vendor, for a net purchase price of $75,000.

The total purchase price consisted of $88,000 in cash (including a real estate asset in the amount of $18,000, net of deferred taxes of $3,500, that was subsequently sold to the sellers and accordingly the net purchase price paid in cash amounted to approximately $73,500). The purchase price also included approximately $1,500 of acquisition related costs.

The Company acquired MEE in order to gain a strategic foothold in the SIM card market and realize the synergies achievable by combining MEE’s technology, customer relationships and established reputation with the Company’s products and expertise in storage solutions to accelerate the development and commercialization of the Company’s MegaSIM product. Through the acquisition, the Company obtained the technology, know-how and manufacturing capabilities to manufacture SIM cards which, combined with MEE's strong customer relationships with some of the leading mobile network operators in Europe and Latin America and its recognized status as a secure, approved manufacturer and supplier of SIM cards, will facilitate the adoption of the Company’s MegaSIM product by mobile network operators.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-    GENERAL   (Cont.)

The total purchase price was comprised as follows:

Cash paid to sellers	$73,532
Acquisition related costs	1,517
Total purchase price	$75,049

The acquisition was accounted for under the purchase method of accounting, in accordance with SFAS No. 141, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition and results of MEE’s operations have been included in the consolidated financial statements commencing from the date of acquisition. The excess of the purchase price over the estimated fair value of the identifiable net assets acquired has been recorded as goodwill.

The Company has allocated the net purchase price of the acquisition to MEE’s assets as of November 14, 2005, as follows:

Cash, cash equivalents, receivables and inventories	$39,506
Liabilities assumed	(4,993)
Property and equipment, net	3,478
Long term deferred tax liabilities	(3,854)
Technology	1,757
Customer relationships	5,272
Trade name	3,983
In process research and development	2,460
Goodwill	27,440
Total purchase price	$75,049

At the acquisition date, the Company recorded a $2,460 charge for acquired in-process research and development (‘‘IPR&D’’) in conjunction with projects which have not yet reached technological feasibility and which have no alternative future use. The value of IPR&D was determined using the net earning method. The expected future cash flow attributable to the in-process technology was discounted at 25%. At the time of the acquisition it was estimated that these IPR&D projects were 12%-28% complete, and will be completed over the next two years.

Amortization of acquired intangible assets is calculated using the following estimated useful lives:

Years
Customer relationships	5-10
Trade name	10
Technology	5

Goodwill of $27,440 represents the excess of the purchase price over the fair market value of the net tangible and intangible assets acquired. Goodwill will not be amortized and will be tested for impairment at least annually. The Company believes that the goodwill represents synergies achievable by combining MEE’s technology, customer relationships

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-    GENERAL   (Cont.)

and established reputation with the Company’s products and expertise in storage solutions to accelerate the development and commercialization of the Company’s MegaSIM product.

The following table presents unaudited pro forma results of operations giving effect to the acquisition of MEE as if the acquisition had been consummated at the beginning of each year. The unaudited pro forma results of operations are not necessarily indicative of what would have occurred had the acquisition been made as of the beginning of each period or of the results that may occur in the future. Net income for each period presented excludes the write-off of acquired IPR&D of $2,460 and includes amortization of intangible assets and deferred taxes related to the acquisition of $1,052, net per year. The unaudited pro forma information is as follows:

	Year Ended December 31,
	2004	2005
	Unaudited
Revenues	$449,471	$637,803
Net income	$27,626	$56,899
Basic earnings per share	$0.81	$1.57
Diluted net earnings per share	$0.75	$1.40

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation:

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (‘‘U.S. GAAP’’).

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Financial statements in U.S. dollars:

Substantially all of the revenues of the Company and certain of its subsidiaries are generated in U.S. dollars (‘‘dollars’’). In addition, a substantial portion of the Company's and certain of its subsidiaries' costs is incurred in dollars. Since management believes that the dollar is the primary currency in the economic environment in which the Company and certain of its subsidiaries operate, the dollar is their functional and reporting currency. Accordingly, amounts in currencies other than U.S dollars have been translated as follows:

Monetary balances – at the exchange rate in effect on the balance sheet date.

Costs – at the exchange rates in effect as of the date of recognition of the transaction.

All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations in financial expenses (income), net.

For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES   (Cont.)

operations items are translated at average exchange rates prevailing during the year. Related translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries (‘‘the Group’’). Intercompany balances and transactions including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation. When the Company is the primary beneficiary of a variable interest entity, the Company consolidates such entity and reflects the interest of other beneficiaries of that entity as a minority interest.

Cash equivalents:

Cash equivalents include short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less.

Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. Short-term bank deposits are presented at their cost, including accrued interest.

Investments in debt securities:

The Company accounts for investments in debt securities in accordance with Statement of Financial Accounting Standards No. 115 ‘‘Accounting for Certain Investments in Debt and Equity Securities’’.

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and re-evaluates such determinations at each balance sheet date.

Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale, along with any investments in equity securities that have not been classified as trading securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a separate component of accumulated other comprehensive income. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

Other debt securities are classified as held-to-maturity investments when the Company has the positive intent and ability to hold the securities to maturity. Such debt securities are stated at amortized cost plus accrued interest.

As of December 31, 2005, the Company classified one of its marketable securities as available-for-sale and presented it in long term investments (See Note 7). All other marketable securities are classified as held-to-maturity.

Amortization of premium and accretion of discounts, as well as interest and decline in value judged to be other than temporary, are included in financial income, net.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES   (Cont.)

Inventories:

Cost is determined for all types of inventory using the moving average cost method.

Inventories are stated at the lower of cost or market value. Inventory write-downs are provided to cover risks arising from slow-moving items, excess inventories, technological obsolescence or market prices lower than cost.

Investments in affiliates and other companies:

As of December 31, 2004, the Company had investments in other companies which were stated at cost, since the Company did not have the ability to exercise significant influence over the operating and financial policies of those companies. As of December 31, 2005, certain of the Company’s investments carry restrictions on immediate disposition. Investments in public companies with restrictions of less than one year or under the Company’s control are classified as available-for-sale and are adjusted to their fair market value with unrealized gains and losses recorded as a component of accumulated other comprehensive income (loss).

The equity method of accounting is generally used if the Company’s investment in voting shares is greater than 20% but less than 50%. In considering the accounting method for investments less than 20%, the Company considers other factors such as its ability to exercise significant influence over operating and financial policies of the investee.

The Company evaluates its interests in other entities to determine whether any entity is a variable interest entity within the meaning of FIN 46R. If the Company concludes that an entity is a variable interest entity, the Company evaluates its interest in such entity to determine whether the Company is the primary beneficiary of the entity. If the Company is the primary beneficiary of a variable interest entity, the Company consolidates such entity and reflects the interest of other beneficiaries of that entity as a minority interest. If the Company concludes that an entity is not a variable interest entity or that it is not the primary beneficiary, the Company does not consolidate the entity.

Management evaluates investments in other companies for evidence of other than temporary declines in value. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all inclusive and management weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. When relevant factors indicate a decline in value that is other than temporary, the Company records a provision for the decline in value. As of December 31, 2005, no such decline in value has been indicated.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES   (Cont.)

Property and equipment:

Property and equipment are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%
Building	4
Computers, manufacturing and peripheral equipment	20 – 50
Office furniture and equipment	6 – 20
Motor vehicles	15
Leasehold improvements	By the shorter of the term of the lease or the life of the asset

Goodwill and other intangible assets:

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Identifiable intangible assets consist mainly of acquired Technology, Trade names and Customer relationships.

Goodwill is not amortized for financial reporting purposes. Instead, the Company is required to test, annually (or more frequently if necessary) for impairment of goodwill using a two-phase process. The first phase screens for impairment; while the second phase (if necessary) measures impairment.

In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. As of December 31, 2005, no instances of impairment were found.

Definite-lived intangible assets are amortized using the straight-line method over their estimated useful life. Costs incurred in respect of issuance of debentures are deferred and amortized as a component of interest expense over the contractual life of the debenture using the effective interest method. The amortization periods for the Company’s definite-lived intangibles and debt issuance costs are as follows:

Weighted average amortization period in years
Core technology	4.6
Patents, know-how and Trade names	10
Customer relationships	6.9
Debt issuance costs	30
Other	5

Impairment of long-lived assets other than goodwill:

The Company's and its subsidiaries' long-lived assets, including identifiable intangibles assets, are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 ‘‘Accounting for the Impairment or Disposal of Long-Lived Assets’’, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES   (Cont.)

impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2005, no impairment losses have been identified.

Income taxes:

The Company and its subsidiaries account for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

Revenue recognition:

The Company and its subsidiaries generate most of their revenues from selling their products to end customers, distributors, retailers and original equipment manufacturers (‘‘OEM’’).

Revenues from product sales are recognized in accordance with SEC Staff Accounting Bulletin (‘‘SAB’’) No. 104, ‘‘Revenue Recognition’’ when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation exists, and collectibility is probable.

Because of frequent sales price reductions and rapid technological obsolescence in the industry, sales made to distributors and retailers under agreements allowing price protection and/or a right of return are deferred until the distributors or retailers sell the Company's products to the end customers, or the right expires. In addition, when introducing a new product or new manufacturer for an existing product, the Company defers revenues generated by sales of such products until such time as the Company estimates the acceptance of the product by the end customer to be reasonably certain, since at the time of sale the Company does not have sufficient experience to estimate the amount of returns for such products.

Deferred revenues consist of amounts received from customers for which revenues have not been recognized.

Cost of finished goods relating to deferred products sales are presented as inventory until such time as the revenues are recognized.

The Company receives license fees and royalties from licensing the right to use its technology. The timing of revenue recognition is dependent on the terms of each contract and on the timing of product shipments by the licensees. The Company recognizes royalty revenues when final reports of the licensee's sales are received from the licensees. Revenues from a sale of perpetual license for certain patents in consideration for fixed periodic payments are recognized when the related payments become due.

Derivative instruments:

Statement of Financial Accounting Standard No. 133 ‘‘Accounting for Derivative Instruments and Hedging Activities" (‘‘SFAS No. 133’’), requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES   (Cont.)

For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any gain or loss on a derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item is recognized in current earnings during the period of change.

To protect against changes in the value of forecasted foreign currency transactions and balances, the Company has instituted a foreign-currency hedging program. The Company hedges portions of its forecasted cash flows and balances denominated in foreign currencies with forward contracts and option strategies (together, ‘‘derivative instruments’’).

The Company entered into derivative instrument arrangements to hedge a portion of its anticipated New Israeli Shekel (‘‘NIS’’) payroll payments. In addition the Company has entered into derivative instrument arrangements to hedge a EURO denominated equipment purchase agreement. These derivative instruments are designated as cash flows hedges, as defined by SFAS No. 133, as amended, and are highly effective.

As of December 31, 2005, the Company recorded accumulated other comprehensive loss in the amount of $1,645 from its forward contracts with respect to anticipated payroll and equipment payments expected in 2006. Such amount will be recorded in earnings in 2006 and thereafter.

Research and development costs:

Research and development costs, net of grants received, are charged to the statements of operations as incurred.

Royalty and non-royalty bearing grants:

Royalty-bearing grants from the Singapore-Israel Industrial Research and Development Fund (‘‘SIIRD’’) and from The Britech Foundation Limited (‘‘Britech’’) for funding approved research and development projects are recognized at the time the Company and its subsidiaries are entitled to such grants, on the basis of the costs incurred. Such grants are recorded as a reduction of research and development costs since when received it is not probable that the grants will be repaid (see also Notes 11 and 14).

The Company received non-royalty-bearing grants from the Information Society Technology Fund (‘‘IST’’) and the Israeli Office of the Chief Scientist (‘‘OCS’’). The grants are not required to be repaid and are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred. These grants are recorded as a deduction of research and development costs.

Grants from IST, OCS, SIIRD and Britech amounted to $414, $177, $84 and $0 in 2003, respectively, $111, $128, $0 and $0 in 2004, respectively, and $188, $0, $0 and $331 in 2005, respectively.

Warranty costs:

Provision for warranty costs are made at the time revenues are recognized, for estimated costs during the warranty period based on the Company’s experience. The Company provides warranties for periods between 12 and 60 months at no extra charge. Warranty

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES   (Cont.)

expenses for the years ended December 31, 2003, 2004 and 2005 were approximately $166, $234 and $553, respectively. A tabular reconciliation of the changes in the Company’s aggregate product warranty liability was not provided due to immateriality.

Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2003, 2004 and 2005 were $125, $26 and $56, respectively.

Shipping and handling costs:

Shipping and handling costs, for the years ended December 31, 2003, 2004 and 2005 were approximately $1,096, $2,012 and $2,205, respectively, are included in selling and marketing expenses.

Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, held-to-maturity securities and trade receivables.

Cash and cash equivalents and short-term bank deposits are invested mainly in U.S. dollars in deposits with major banks worldwide (mainly in Israel, the United States, the Cayman Islands, England, France and Spain). Such deposits may be in excess of insured limits and may not be insured at all in some jurisdictions. However, management believes that the financial institutions that hold the investments of the Company and its subsidiaries are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the United States, the Far East and Europe. The Company and its subsidiaries generally do not require collateral; however, in certain circumstances, the Company and its subsidiaries may require letters of credit, other collateral, additional guarantees or advanced payments. The Company and its subsidiaries perform ongoing credit evaluations of their customers and insure certain trade receivables under foreign trade risks insurance. To date, the Company has not experienced material losses. An allowance for doubtful accounts is determined with respect to specific receivables the collection of which may be doubtful.

Investments in held-to-maturity securities are conducted through investment banks in France and the United States, and include investments in government and corporate debentures. Corporate debentures are of corporations with investment-grade ratings and credit exposure to any given corporation is limited. Management believes that the financial institutions that hold the Company's investments are financially sound and that the portfolio is well diversified and, accordingly, minimal credit risk exists with respect to these investments.

Convertible Senior Notes:

The Company presents the outstanding principal amount of its Convertible Senior Notes as long-term liability, in accordance with APB No. 14, ‘‘Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants’’ (‘‘APB14’’). The debt is classified as a long-term liability until the date of conversion on which it would be reclassified to equity, or at the first contractual redemption date, on which it would be reclassified as a short-term liability. Accrued Interest on the Convertible Senior Notes is included in ‘‘other accounts payable and accrued expenses’’.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, ‘‘Accounting for Stock Issued to Employees’’, and FASB Interpretation No. 44, ‘‘Accounting for Certain Transactions Involving Stock Compensation’’, in accounting for its employee stock option plans. According to APB 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award.

The Company provides the disclosures required by Statement of Financial Accounting Standards No. 148 ‘‘Accounting for Stock-Based Compensation’’ (‘‘SFAS No. 148’’), which amended certain provisions of SFAS 123. The Company continues to apply the provisions of APB No. 25 in accounting for stock-based compensation.

The expenses related to stock-based employee compensation included in the determination of net income for 2003, 2004 and 2005 is less than that which would have been recognized if the fair value method had been applied to all awards granted after the original effective date of SFAS No. 123. If the Company and its subsidiaries had elected to adopt the fair value recognition provisions of SFAS No. 123 as of its original effective date, pro forma net income and pro forma basic and diluted net income per share would be as follows:

	Year ended December 31,
	2003	2004	2005
Net income as reported	$914	$24,150	$52,640
Add – stock-based employee compensation expense recorded in reported net income	—	—	—
Deduct – stock-based employee compensation expense determined under fair value method for all awards	5,328	7,962	10,160
Pro forma net income (loss)	$(4,414)	$16,188	$42,480
Basic net earnings per share, as reported	$0.03	$0.71	$1.46
Diluted net earnings per share, as reported	$0.03	$0.66	$1.30
Pro forma basic net earnings (loss) per share	$(0.16)	$0.47	$1.17
Pro forma diluted net earnings (loss) per share	$(0.16)	$0.44	$1.06
Weighted average number of Ordinary shares used in computing pro forma Basic net earnings (loss) per share	28,178,228	34,195,642	36,164,979
Weighted average number of Ordinary shares used in computing pro forma Diluted net earnings (loss) per share	30,513,485	36,427,381	40,867,631

For purposes of the pro-forma disclosure, compensation expense is amortized over the option's vesting period using the graded-vesting approach.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

The fair value of stock options was estimated at the date of grant using a Black-Scholes option- pricing model with the following weighted-average assumptions for 2003, 2004 and 2005:

	2003	2004	2005
Risk-free interest rate	1%	3%	4%
Expected dividend yield	0%	0%	0%
Expected volatility	71%	55%	54%
Expected lives (in years)	3.25	3.25	3.25

Severance pay:

The Company's liability for severance pay is calculated pursuant to Israeli and Taiwanese severance pay laws as applicable to the relevant employees, based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees in Israel is fully covered by monthly deposits with severance pay funds, insurance policies and an accrual. The value of insurance policies is recorded as an asset in the Company's balance sheet.

The Company's liability for all of its employees in Taiwan is not covered by deposits with severance pay funds or insurance policies, but only by an accrual.

The deposited funds for the Company's Israeli employees include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2003, 2004 and 2005 amounted to approximately $1,067, $1,300 and $2,337, respectively.

Fair value of financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and other accounts receivable, trade payables and other accounts payable approximate their fair value due to the short-term maturities of such instruments.

The fair value of held to maturity debt securities is disclosed in Note 3 and it is based on quoted market prices of the securities. The fair value of available-for-sale equity securities is also based on quoted market price of the security.

The fair value of Convertible Senior Notes is estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the Convertible Senior Notes approximate their fair value

Basic and diluted net earnings per share:

Basic net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares and Ordinary share equivalents outstanding during each year.

The total weighted average number of outstanding options and warrants excluded from the calculations of diluted net earnings per share due to their anti-dilutive effect was 346,052, 766,190 and 99,625 for 2003, 2004 and 2005, respectively.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Reclassification

Certain amounts from prior years have been reclassified to conform to current period presentation.

Impact of recently issued accounting standards:

In November 2005, the FASB issued Financial Statement Position FAS 115-1, ‘‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’’ (‘‘FSP 115-1’’). FSP 115-1 addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of other than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP 115-1 amends FASB Statements No. 115, ‘‘Accounting for Certain Investments in Debt and Equity’’. FSP 115-1 replaces the impairment evaluation guidance of EITF Issue No. 03-1, ‘‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’’, with references to the existing other-than-temporary impairment guidance. FSP 115-1 clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. The guidance in this FSP is to be applied to reporting periods beginning after December 15, 2005. The Company does not expect that the adoption of the provisions of FSP 115-1 will have a material effect on its financial position or results of operation.

In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 (‘‘SFAS No. 154’’), ‘‘Accounting Changes and Error Corrections’’, a replacement of APB No. 20, ‘‘Accounting Changes’’ and SFAS No. 3, ‘‘Reporting Accounting Changes in Interim Financial Statements’’. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company will adopt Statement 123(R) effective January 1, 2006.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

A ‘‘modified prospective’’ method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

A ‘‘modified retrospective’’ method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company plans to adopt Statement 123(R) using the modified-prospective method.

As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. In addition, non-compensatory plans under APB 25 will be considered compensatory for FAS 123(R) purposes. Accordingly, the adoption of Statement 123(R)’s fair value method will have a significant impact on the Company’s result of operations, although it will have no impact on the Company overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to the consolidated financial statements.

In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, ‘‘Share Based Payment’’ (‘‘SAB 107’’). SAB 107 provides the SEC’s staff position regarding the application of FAS 123(R) and contains interpretive guidance relating to the interaction between FAS 123(R) and certain SEC rules and regulations, and also provides the SEC staff’s view regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107; however it does not believe that SAB 107 will have a material effect on its financial position, results of operations or cash flows.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	INVESTMENT IN HELD-TO-MATURITY SECURITIES

The following is a summary of held-to-maturity debt securities:

	December 31,
	2004				2005
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value
Government debts	$12,470	$148	$(178)	$12,440	$42,550	$57	$(688)	$41,919
Corporate debts	70,360	170	(350)	70,180	71,075	250	(710)	70,615
	$82,830	$318	$(528)	$82,620	$113,625	$307	$(1,398)	$112,534

Aggregate maturities of held-to-maturity securities for years subsequent to December 31, 2005 are:

	Amortized cost	Estimated fair market value
2006 (short-term marketable securities)	$26,177	$26,366
2007	62,676	62,051
2008	16,376	16,050
2010	3,000	3,000
2015	2,000	2,000
2018	3,396	3,067
	$113,625	$112,534

As of December 31, 2005, the Company holds investments in structured notes in the amount of $10,420. The structured notes include mainly inverse floaters and range accruals.

Range accruals are bonds where the coupon is paid only if a specified interest rate stays within a pre-established range, otherwise the bond pays 0%. Inverse floaters are bonds where the coupon varies in accordance with changes in specified interest rates or indices (for example, LIBOR).

During 2004 and 2005, several of the debt securities were redeemed for $21,856 and $218,868, respectively.

The unrealized losses in the Company’s investments in held-to-maturity marketable securities were mainly caused by interest rate increases. The contractual cash flows of these investments are either guaranteed by the U.S. government or an agency of the U.S. government or were issued by highly rated corporations and other governments. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment. Based on the immateriality of the impairments and intent of the Company to hold these investments until maturity, the bonds were not considered to be other than temporarily impaired at December 31, 2005.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	INVENTORIES

	December 31,
	2004	2005
Raw materials	$14,304	$33,248
Work in progress	8,436	2,386
Finished goods	36,675	40,692
	$59,415	$76,326

Finished goods include products for which revenues were not recognized during the period in accordance with the Company's revenue recognition policy (see also Note 2) and, to a lesser extent, inventory on consignment to the Company's customers, in the aggregate amount of $21,203 at December 31, 2004 and $21,910 at December 31, 2005.

NOTE 5:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2004	2005
Government Authorities	$4,761	$13,859
Prepaid Expenses	394	510
Employees	225	328
Other	160	456
	$5,540	$15,153

NOTE 6:-	AVAILABLE-FOR-SALE EQUITY SECURITIES

During the first quarter of 2002, the Company signed a share purchase agreement, as amended, with a Taiwanese company, with the right to purchase 550,000 Preferred shares, TWD 10 par value, for $513. In April 2002, the Company purchased 184,000 Preferred shares, TWD 10 par value, of the Taiwanese company for $207.

In June 2003, the Company purchased 366,000 additional Preferred shares, TWD 10 par value, of the Taiwanese company for $309. During 2004 and 2005, the Company sold 140,000 and 248,000 of its shares in the Taiwanese company for $286 and $919 and recorded a gain in the amounts of $236 and $841, respectively, which is included in other income.

The Company classified its investment in the Taiwanese company as available-for-sale and recorded unrealized gains of $4,671 in other comprehensive income.

As of December 31, 2005, the investment represents approximately 2% of the outstanding shares of the Taiwanese company.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES

	December 31,
	2004	2005
Investment in Saifun Semiconductors Ltd. (1)	$10,000	$—
Employee loans and lease deposits	740	886
	$10,740	$886

(1)	In October 2000, the Company purchased 586,080 of the outstanding Preferred B shares, NIS 0.01 par value, of Saifun Semiconductors Ltd. (‘‘Saifun’’) for $10,000. At that time, Saifun was a privately held Israeli company engaged in research, development, production and marketing of flash memory products and technology. On October 2005, Saifun's shares were listed under NASDAQ national market. During December 2005, the Company sold its entire investment in Saifun and recorded net gain in the amount of $5,443, included in other income.

NOTE 8:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2004	2005
Cost:
Land and building (1)	$15,754	$19,321
Computers, manufacturing and peripheral equipment	11,020	26,646
Office furniture and equipment	1,735	2,457
Motor vehicles	193	445
Leasehold improvements	624	720
	29,326	49,589
Accumulated depreciation	9,123	20,127
Depreciated cost	$20,203	$29,462

(1)	During 2004, the Company began the construction of its second facility on the land acquired in 2001 located near the Company’s current facility in Kfar-Saba. Costs related to the construction as of December 31, 2004 and 2005, were $520 and $3,759, respectively.

a.	For charges, see Note 14.

b.	Depreciation expenses for the years ended December 31, 2003, 2004 and 2005 were $2,056, $2,636 and $4,400, respectively.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	INTANGIBLE ASSETS AND DEBT ISSUANCE COSTS, NET

	December 31,
	2004	2005
Cost:
Core technology	$2,215	$4,011
Patents, know-how and trade name	298	4,368
Customer relationship	—	5,387
Debt issuance cost	—	1,175
Other	252	252
	2,765	15,193
Accumulated Amortization:
Core technology	1,432	1,800
Patents, know-how and trade name	258	325
Customer relationship	—	108
Debt issuance cost	—	31
Other	212	252
	1,902	2,516
Amortized cost	$863	$12,677

a.	Amortization expenses amounted to $424, $249 and $614 for the years ended December 31, 2003, 2004 and 2005, respectively.

b.	Following is the estimated amortization expenses in respect of identifiable intangible assets and debt issuance cost for the years ended:

December 31,
2006	$2,012
2007	1,821
2008	1,679
2009	1,679
2010 and thereafter	5,486

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2005 are as follows:

Balance as of January 1, 2005	$477
Goodwill acquired during the year 2005 (see Note 1e)	27,440
Foreign currency translation adjustments	601
Balance as of December 31, 2005	$28,518
Allocation of goodwill by operating segments is as follows:
Smart card products	$28,041
Flash storage products	477
$28,518

NOTE 11:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2004	2005
Employees and payroll accruals	$10,902	$11,461
Accrued expenses	8,356	12,708
Accrued royalty expenses	678	547
Government authorities	—	1,428
Provision for warranty	581	1,343
ESPP obligation	153	—
Other	823	218
	$21,493	$27,705

NOTE 12:-	EXCESS OF LOSSES OVER INVESTMENT IN EQUITY METHOD INVESTEE

	December 31,
	2004	2005
Excess of losses over investment, net	$—	$(2,646)
Total investment in U3	$—	$(2,646)
The following is the investment roll forward:
Investment in U3 as of purchase date	$—	$500
Equity in net losses	—	(3,146)
	$—	$(2,646)

NOTE 13:-	CONVERTIBLE SENIOR NOTES

In March 2005, the Company issued an aggregate principal amount of $75,000 1% Convertible Senior Notes due March 2035 (‘‘the Notes’’). The Company is obligated to pay interest on the Notes semi-annually on March 15 and September 15 commencing September 15, 2005.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	CONVERTIBLE SENIOR NOTES (Cont.)

The initial purchasers had a 30-day option to purchase up to an additional $25,000 principal amount of Notes at their par value. Such an option is considered to be a derivative under SFAS No. 133 and therefore is to be recorded at fair value. The fair value of the option, at the date of issuance, amounted to $1,450. The option expired without being exercised, and as a result, the Company recorded a $1,450 income in financial income.

The Notes are convertible, at the option of the holders at any time before the maturity date, into Ordinary shares of the Company at a conversion rate of 35.1328 Ordinary shares per one thousand dollars principal amount of Notes, representing a conversion price of approximately $28.46 per share. Beginning on March 15, 2008 and prior to March 15, 2010, the Company may redeem for cash the notes in whole or in part at any time at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to but excluding the redemption date, if the last reported trading price of the Company's Ordinary share exceeds 130% of the conversion price for at least 20 trading days in any consecutive 30-day trading period ending on the trading day prior to the date of mailing of the notice of redemption. At any time on or after March 15, 2010, the Company may redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to but excluding the date of redemption.

Holders have the right to require the Company to purchase all or a portion of their Notes on March 15, 2010, March 15, 2015, March 15, 2020, March 15, 2025 and March 15, 2030. The purchase price payable will be equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to but excluding the purchase date.

As of December 31, 2005, none of the Notes were converted into Ordinary shares.

NOTE 14:-	COMMITMENTS AND CONTINGENT LIABILITIES

Royalty commitments:

Under the Company's research and development agreements with Britech, the Company is required to pay royalties at the rate of 2%-5% of sales of products developed with funds provided by the Britech, up to an amount equal to 150% of the research and development grants related to such projects. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

During 2005 the Company reached a settlement agreement with the OCS under which the Company paid a total of $544 in respect of grants received from this institution and the SIIRD project which started during 2004 has failed. Accordingly, the contingent obligation in respect of these institutions ceased to exist.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Lease commitments:

The Company's facilities, its subsidiaries' facilities and its vehicles are leased under operating lease agreements, which expire on various dates, the latest of which is in 2008.

Future minimum lease commitments under non-cancelable operating leases are as follows:

Year ended December 31,	Facilities	Vehicles	Total
2006	$1,590	$2,979	$4,569
2007	1,055	2,167	3,222
2008	1,056	905	1,961
	$3,701	$6,051	$9,752

Facilities lease expenses for the years ended December 31, 2003, 2004 and 2005 were approximately $386, $661 and $1,141, respectively.

Vehicles lease expenses for the years ended December 31, 2003, 2004 and 2005 were approximately $1,169, $1,516 and $2,095, respectively.

Guarantees:

The Company issued guarantees in a total amount of $88 in connection with litigation initiated by the Company, and in connection with rental facilities.

The Company issued a guarantee in the amount of $38,108 for several of its suppliers relating to the equipment purchased under the PSA with Hynix (see Note 1d).

Charges:

Land and the building are free and clear of all encumbrances except for a mortgage over the land and a building securing a loan taken out by the sellers from Bank Leumi Le-Israel. The Company has deposited in escrow the balance of the loan required to be paid in order to remove the mortgage. Such funds will be released to Bank Leumi Le-Israel upon the completion of the registration of the land and the building in the name of the Company at which time the mortgage will be removed.

Litigation:

The Company and a number of its distributors are in litigation in Singapore with a Singaporean company, Trek Technology (Singapore) Pte Ltd (‘‘Trek’’) with respect to, inter alia, a counter-claim by Trek against the Company for alleged infringement of a patent. On May 12, 2005, the High Court of Singapore (the ‘‘Court’’) ruled in favor of Trek. On November 11, 2005, the Court of Appeal of Singapore confirmed the Court’s ruling. The matter is currently before the Court to determine the amount of damages, both for legal costs and compensatory damages, which are to be awarded to Trek. The Company made a provision for this litigation based on current estimates provided by the Company's external legal counsel.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	SHAREHOLDERS' EQUITY

The Ordinary shares of the Company are traded on the NASDAQ National Market.

General:

The Ordinary shares entitle their holders to receive notice to participate and vote in general meetings of the Company, the right to share in distributions upon liquidation of the Company, and to receive dividends, if declared.

In May 2003, the Company entered into a Share Purchase Agreement with a director, for the purchase by the director of 500,000 unregistered Ordinary shares of the Company, at fair market value. In July 2003, the shares were issued for $4,021 (net of issuance expenses of $84).

In August 2003, the Company issued 330,811 unregistered Ordinary shares to Toshiba, at fair market value, for $3,877 (net of issuance expenses of $123) and granted Toshiba an option, exercisable until July 30, 2004, to increase its stake in the Company up to 4.99% of the aggregate shares outstanding at the time of exercise. As Toshiba did not exercise the option prior to its expiration on July 30, 2004, the option expired.

In February 2004, the Company completed a secondary offering of its Ordinary shares, which provided net proceeds to the Company of approximately $95,365 (net of issuance expenses of approximately $9,160). In the offering the Company issued 5,650,000 Ordinary shares at a price of $18.5 per share.

Stock option plans:

a.	Between 1993 and 2002, the Company implemented two Employee Stock Option Plans, the Incentive and Restricted Stock Option Plan (‘‘the IRSO Plan’’) and the Employee Stock Option Plan (‘‘the ESOP Plan’’) for directors, officers, employees, consultants and contractors of the Company and its subsidiaries. Options were granted at an exercise price that was equal to the market price of the share at the date of grant. These options vested over a period of four years, 50% after two years and an additional 25% vest each year thereafter. The IRSO Plan and ESOP Plan expired in 2003.

b.	In November 2002, the Company approved a new option plan known as the ‘‘2003 Stock Option and Restricted Stock Incentive Plan’’ (the ‘‘2003 Plan’’). Under the 2003 Plan, 5,000,000 options to purchase Ordinary shares were reserved for grant to employees, officers, directors, service providers and consultants of the Company and its subsidiaries. On November 11, 2004, the Company's shareholders resolved to increase the number of Ordinary shares reserved for issuance under the 2003 Plan by an additional 3,000,000 Ordinary shares. As of December 31, 2005, options to purchase 2,878,324 Ordinary shares remained available for future grant. The exercise prices of options granted under the 2003 Plan are to be determined by the Board of Directors at the time of grant. The options granted expire no later than 10 years from the date of grant. The 2003 Plan expires in 2013. Any options that are cancelled or forfeited before expiration become available for future grant.

The options vest ratably over a period of four years, with the first portion vesting not earlier than two years after the grant of the option.

The options were granted at an exercise price that was equal to the market price of the share at the date of grant.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	SHAREHOLDERS' EQUITY (Cont.)

c.	The following is a summary of the Company's employees' and directors' option activity under the IRSO, ESOP and 2003 Plans and related information:

	Year ended December 31,
	2003		2004		2005
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding at beginning of year	3,813,654	$6.30	5,874,059	$8.81	6,538,575	$11.59
Granted	3,143,900	$10.64	1,896,180	$18.01	878,200	$27.45
Exercised	(683,095)	$4.31	(700,950)	$5.63	(1,262,012)	$6.90
Forfeited	(400,400)	$6.86	(530,714)	$11.69	(347,798)	$15.50
Options outstanding at end of year	5,874,059	$8.81	6,538,575	$11.59	5,806,965	$14.77
Options exercisable at end of year	1,449,926	$6.50	1,439,631	$7.36	946,664	$8.81
Weighted average fair value of options granted during the year, at grant date		$5.27		$10.89		$10.70

The options outstanding as of December 31, 2005, under the IRSO, ESOP and 2003 Plans have been separated into ranges of exercise prices as follows:

Range of exercise price	Options outstanding as of December 31, 2005	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2005	Weighted average exercise price of options exercisable
$1.75-2.75	100,636	2.52	$1.91	100,636	$1.91
$3.75-5.30	171,466	5.92	$4.52	147,041	$4.40
$5.41-6.20	1,468,130	6.57	$5.49	264,934	$5.82
$7.02-8.75	300,400	6.42	$7.37	131,300	$7.18
$10.10-12.75	184,338	6.51	$12.46	79,878	$12.55
$14.02-16.25	801,065	8.39	$15.24	97,175	$15.98
$17.70-18.00	829,250	7.10	$17.70	83,450	$17.71
$18.00-19.90	1,247,380	8.69	$19.78	10,250	$19.50
$21.50-25.00	213,100	8.54	$21.97	32,000	$24.62
$29.92-31.92	275,000	9.82	$30.94	—	—
$31.93-34.53	216,200	9.98	$34.53	—	—
	5,806,965	7.61	$14.77	946,664	$8.81

All options were granted at exercise prices that were equal to the market prices at the date of grant and, therefore, no compensation expenses were charged against income in respect of the aforementioned plans in the years ended December 31, 2003, 2004 and 2005.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	SHAREHOLDERS' EQUITY (Cont.)

Employee stock purchase plan (‘‘ESPP’’):

During 2001, the Company adopted its Global and U.S. ESPP (the ‘‘Stock Purchase Plans’’). The Stock Purchase Plans provide eligible employees with the opportunity to purchase up to 550,000 Ordinary shares under the Global ESPP and 200,000 Ordinary shares under the U.S. ESPP. Under the plans' terms, employees may purchase shares through periodic deductions of 1% – 10% of their salary. The number of shares to be issued in return for amounts deducted in a six-month period (the ‘‘Offering Period’’) will be determined at the end of the Offering Period and will be equal to the lower of 85% of the closing bid of the Company's shares on the Nasdaq National Market on the first day and the last day of the Offering Period. During 2003, 2004 and 2005, the Company issued 83,348, 75,083 and 93,797 Ordinary shares, respectively, to eligible employees at average prices of $7.31, $19.00 and $15.95 per share, respectively.

On October 2, 2005, the Board of Directors of the Company resolved to terminate the Employee Stock Purchase Plans, effective November 15, 2005.

Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. The Company does not intend to pay cash dividends in the foreseeable future. The Company has decided not to declare dividends out of tax-exempt earnings.

NOTE 16:-	NET EARNINGS PER SHARE

The following table sets forth the computation of historical basic and diluted net earnings per share:

	Year ended December 31,
	2003	2004	2005
Numerator:
Numerator for basic net earnings per share – income available to Ordinary shareholders	$914	$24,150	$52,640
Effect of dilutive securities:
Interest expenses on Convertible Senior Notes, net of tax	—	—	691
Net income used for the computation of diluted net earning per share	$914	$24,150	$53,331
Denominator:
Denominator for basic net earnings per share	28,178,228	34,195,642	36,164,979
Effect of dilutive securities:
Employee stock options and stock purchase plan	2,335,257	2,627,476	2,956,679
Convertible Senior Notes	—	—	2,035,020
Denominator for diluted net earnings per share	30,513,485	36,823,118	41,156,678

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-	INCOME TAXES

Reduction in Israeli tax rates:

Until December 31, 2003, the regular tax rate applicable to income of companies (which are not entitled to benefits due to ‘‘Approved Enterprise’’, as described above) was 36%. In June 2004 and in July 2005, the ‘‘Knesset’’ (Israeli parliament) passed amendments to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No. 147), 2005 respectively, which determine, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and 2010 and thereafter-25%.

Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the ‘‘Capital Investments Law’’):

The Company's production facilities have been granted ‘‘Approved Enterprise’’ status under the Capital Investments Law currently under six separate investment programs. Pursuant to the Capital Investments Law, the Company has elected the ‘‘alternative benefits’’ track and has waived Government grants in return for a tax exemption.

The Company is also a ‘‘foreign investors' company’’, as defined by the Capital Investments Law, and, as such, is entitled to a 10-year period of benefits and may be entitled to reduced tax rates of between 10% and 25% (based on the percentage of foreign ownership in each taxable year).

For the Company's six investment programs, the tax benefits are as follows: Income derived from investment programs, that commenced operations prior to or during 1996 is tax exempt for the first four years of the 10-year tax benefit period, and is entitled to a reduced tax rate of 10% to 25% during the remaining benefit period. Income derived from investment programs that commenced operations after 1996, is tax exempt for the first two years of the 10-year tax benefit period, and is entitled to a reduced tax rate of 10%-25% during the remaining benefit period. The period of benefits for all these investment programs has not yet commenced, since the Company has not yet reported taxable income.

The period of tax benefits detailed above is subject to time limits of the earlier of 12 years from commencement of production, or 14 years from receiving the approval. Accordingly, the period of benefits relating to all investment programs will expire in the years 2005 through 2012.

During 2000, the Company purchased the assets of Fortress V&T Ltd (‘‘Fortress’’), which had a facility that had been previously granted approved enterprise status. In connection with the purchase of Fortress, the Company established a research and development facility in Omer, Israel, at the site of Fortress' facilities. Income derived from the Omer facility is tax exempt for a 10-year period. The Company reached an agreement with the Israeli tax authorities and the Investment Center on the percentage of revenues which are deemed attributable to the facility in Omer.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the Capital Investments Law, regulations published thereunder and the instruments of approval for the specific investments in ‘‘approved enterprises’’. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-	INCOME TAXES (Cont.)

In the event of a distribution of such tax-exempt income including, among other things, a cash dividend, the Company will be required to pay tax at the rate of 10%-25% on the amount distributed. In addition, these dividends will be subject to a 15% withholding tax.

The Company's Board of Directors has determined that such tax-exempt income will not be distributed as dividends. Accordingly, no deferred taxes have been provided on income attributable to the Company's ‘‘Approved Enterprise’’.

The Capital Investments Law also grants entitlement to claim accelerated depreciation on equipment used by the ‘‘Approved Enterprise’’ during the first five tax years.

Income from sources other than the ‘‘Approved Enterprise’’ during the benefit period will be subject to tax at the regular Israeli corporate tax rate.

On April 1, 2005, an amendment to the Capital Investments Law came into effect (‘‘the Amendment’’) and has significantly changed the provisions of the Capital Investments Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Capital Investments Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Capital Investments Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2005, the Company did not generate income under the provision of the new law.

Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company and its Israeli subsidiary currently qualify as an ‘‘industrial company’’ under the above law and, as such, are entitled to certain tax benefits, mainly accelerated depreciation of machinery, equipment and building, and the right to claim public issuance expenses and amortization of patents and other intangible property rights as a deduction for tax purposes.

Taxable income under the Inflationary Income Tax (Inflationary Adjustments) Law, 1985:

Results of the Company and its Israeli subsidiary for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli Consumer Price Index (the ‘‘CPI’’). As explained in Note 2, the financial statements are presented in U.S. dollars. The difference between the rate of change in Israeli CPI and the rate of change in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on temporary differences resulting from change in exchange rates and indexing for tax purposes.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-	INCOME TAXES (Cont.)

Income Tax of the Venture

The Venture is not subject to taxation, as the Partners are taxed on their respective shares of its income.

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2004	2005
Deferred tax assets (liabilities), net (long term):
Net operating loss carryforward of subsidiaries	$4,738	$4,449
Temporary differences relating to intangible assets	—	(3,867)
Temporary differences relating to reserve and allowances	655	382
Total deferred tax asset before valuation allowance	5,393	964
Valuation allowance	(5,393)	(4,663)
Net deferred tax liabilities	$—	$(3,699)

As of December 31, 2005, the Company's subsidiaries have provided valuation allowances of $ 4,663 in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. The net change in the valuation allowance in 2005 amounted to a decrease of $730. Management currently believes that since the Company's subsidiaries have a history of losses it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

Income before taxes on income consists of the following:

	Year ended December 31,
	2003	2004	2005
Domestic	$956	$53,053	$76,123
Foreign	(159)	1,475	6,055
	$797	$54,528	$82,178

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-	INCOME TAXES (Cont.)

The provision for income taxes is comprised as follows:

	Year ended December 31,
	2003	2004	2005
Domestic taxes:
Current	$—	$—	$—
Deferred	—	—	(118)
	—	—	(118)
Foreign taxes:
Current	—	—	396
Deferred	—	—	(122)
	—	—	274
Taxes on income	$—	$—	$156

Net operating loss carryforward:

The Company and its Israeli subsidiary have accumulated losses for Israeli income tax purposes as of December 31, 2005, in the amount of approximately $7,000. These losses may be carried forward (linked to the Israeli CPI) and offset against taxable income in the future for an indefinite period. The Company expects that during the period these tax losses are utilized, its income would be substantially tax-exempt.

As of December 31, 2005, M-Systems China and M-Systems Japan had net operating loss carryforward of approximately $213 and $906, respectively, which can be carried forward and offset against taxable income during the years 2006 to 2008.

As of December 31, 2005, the Company's U.S. subsidiary had net operating loss carryforwards for federal income tax purposes of approximately $10,862 which expire beginning in the year 2012. It also has state net operating loss carryforwards of approximately $3,332 which expire beginning in the year 2010. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the ‘‘change in ownership’’ provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

Reconciliation of the theoretical tax expense to the actual tax expense:

Reconciliation between the theoretical tax expenses assuming all income is taxed at the statutory tax rate applicable to income of M-Systems and the actual tax expense as reported in the consolidated statements of operations is as follows:

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-	INCOME TAXES (Cont.)

	Year ended December 31,
	2003	2004	2005
Income before taxes, as reported in the consolidated statements of operations	$797	$54,528	$82,178
Statutory tax rate	36%	35%	34%
Theoretical taxes on income	287	19,085	27,941
Tax adjustment in respect of foreign subsidiaries different tax rate	—	—	(1,425)
Utilization of loss carryforward and change in valuation allowance	—	—	(1,321)
Non deductable expenses	—	—	3,804
Share of the Venture's earnings taxable to partner	—	(10,632)	(8,920)
Tax exemption due to approved enterprise	(287)	(8,453)	(19,923)
Income taxes, as reported in the statements of operations	$—	$—	$156

NOTE 18:-	RELATED PARTIES TRANSACTIONS

The balances and transactions with related parties were as follows (for additional information see Note 12):

a.	Balances with related parties:

	December 31,
	2004	2005
Trade receivables - U3	$—	$2,951

b.	Transactions with related parties:

	Year ended December 31,
	2003	2004	2005
Sale of research and development and marketing services to U3	$—	$—	$1,476
Purchases from the Venture (1)	$4,440	$—	$—
Sales of components to the Venture (2)	$798	$—	$—

(1)	After elimination of the Company's share in the profits resulting to the Venture from these transactions.

(2)	Revenues from components sold to the Venture are offset against the purchases of such components.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:-	SELECTED STATEMENTS OF OPERATIONS DATA

	Year ended December 31,
	2003	2004	2005
Research and development expenses, net:
Total expenses	$15,389	$25,073	$37,975
Less – grants and participations	675	239	519
	$14,714	$24,834	$37,456

NOTE 20:-	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

The Company applies Statement of Financial Accounting Standards No. 131 ‘‘Disclosures about Segments of an Enterprise and Related Information’’ (‘‘SFAS No. 131’’). See Note 1 for a description of the Company's business. Until November 14, 2005, the Company operated under one reportable segment — flash storage products. The flash storage products segment develops, manufactures and sells the M-Drive, M-DOC and M-Module product lines which provide the functionality of a mechanical hard drive on a solid-state silicon chip. The products are used to store data such as operating systems, application software and other data files such as music, video, documents, e-mails and pictures.

Following the acquisition of MEE in November 2005, the Company began to operate in an additional reportable segment — smart card products. The smart card products segment develops, manufactures and sells SIM cards to the mobile telephony market and smart cards to the banking and security sectors, mainly in Spain and Latin America.

The Chief Operating Decision Maker, who is the Company’s Chief Executive Officer, evaluates the performance of the Company’s segments based on revenues and gross profit. The company has not disclosed two reportable segments in accordance with SFAS No. 131, since the revenues and gross profit of the smart card products segment were immaterial to the results of the Company for the year ended December 31, 2005 (representing approximately 0.9% of revenues and 1.6% of gross profit).

Total revenues are attributed to geographic areas based on the location of customers.

The following presents total revenues and other operating income, and long-lived assets as of and for the years ended December 31, 2003, 2004 and 2005 according to geographic locations:

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20:-	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

	2003		2004		2005
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets
Israel	$2,955	$17,742	$2,761	$20,154	$3,539	$26,494
United States	41,021	96	109,235	130	223,724	132
Spain	—	—	—	—	3,735	42,494
Europe (excluding Spain)	21,031	1	47,942	—	96,040	2
Taiwan	22,623	116	53,534	299	72,197	282
Japan	26,014	78	147,296	71	142,263	70
China	6,816	15	32,769	26	45,502	38
Rest of the world	9,594	—	23,023	—	27,983	—
	$130,054	$18,048	$416,560	$20,680	$614,983	$69,512

Total revenues from external customers are divided as follows:

	Year ended December 31,
	2003	2004	2005
USB Flash Drive market	$79,358	$297,227	$415,380
Embedded Systems market	30,727	46,698	58,147
Mobile handsets and portable devices market	17,356	69,772	139,802
Other	2,613	2,863	1,654
	$130,054	$416,560	$614,983

Major customers’ data as a percentage of total revenues:

	Year ended December 31,
	2003	2004	2005
Customer A	—	17%	12%
Customer B	16%	12%	4%
Customer C	1%	9%	14%

NOTE 21:-	SUBSEQUENT EVENT

Subsequent to the balance sheet date, the Company terminated its strategic agreement with Samsung, which was to have been effective until December 31, 2007. As a result of this termination, the Company will no longer be entitled to committed manufacturing capacity and favorable pricing terms from Samsung under the agreement or to receive license fees from Samsung. Samsung will no longer hold a license to the Company's patents, effective from the termination date. Consequently, the Company will likely need to source flash components from alternate sources and may encounter difficulties in sourcing additional flash components, or be required to source flash components from alternate sources at higher relative prices.

PROSPECTUS

M-SYSTEMS FLASH DISK PIONEERS LTD.

10,000,000 Ordinary Shares

We intend to issue up to 10,000,000 ordinary shares from time to time in one or more offerings. We will provide the specific prices and other terms of these offerings in one or more supplements to this prospectus. Any supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with the additional information described under the heading ‘‘Incorporation of Certain Documents by Reference’’ before you invest.

We may sell these ordinary shares to or through underwriters and also to other purchasers or through agents, on a continuous or delayed basis. The specific terms of any offering of ordinary shares, as well as the names of any underwriters or agents, will be described in a supplement to this prospectus.

Our ordinary shares are quoted on the Nasdaq National Market under the symbol ‘‘FLSH.’’

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

The securities offered hereby involve a high degree of risk. See ‘‘Risk Factors’’ beginning on page 3 of this prospectus to read about factors you should consider before purchasing these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 24, 2006

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the United States Securities and Exchange Commission, or the SEC, utilizing a ‘‘shelf’’ registration process. Under this shelf process, we may offer up to 10,000,000 ordinary shares from time to time in one or more offerings.

This prospectus provides you with a general description of the ordinary shares we may offer. Each time we sell shares, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including any initial public offering price, the price paid to us for the securities and net proceeds to us. The prospectus supplement may also add to, update or change information contained in this prospectus and, accordingly, to the extent inconsistent, information in this prospectus is superseded by the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading ‘‘Where You Can Find More Information.’’

References to ‘‘dollars’’ or $ are to U.S. dollars.

All references herein to ‘‘ordinary shares’’ refer to our ordinary shares, par value 0.001 New Israeli Shekels per share. References to ‘‘NIS’’ are to New Israeli Shekels.

THE COMPANY

We are a company organized under the laws of the State of Israel. We commenced operations in 1989. Our principal offices are located at 7 Atir Yeda St., Kfar Saba 44425, Israel and our telephone number is +972-9-764-5000. Our U.S. agent is our subsidiary, M-Systems, Inc., located at 555 Mathilda Avenue, Suite 220, Sunnyvale, CA 94560, and its telephone number is (408) 470-4440. Our website address is www.m-systems.com. The information contained on, or linked from, our website is not a part of this prospectus.

Unless the context otherwise requires, all references in this prospectus to ‘‘msystems,’’ ‘‘M-Systems,’’ ‘‘we,’’ ‘‘our,’’ ‘‘us’’ and the ‘‘Company’’ refer to M-Systems Flash Disk Pioneers Ltd. and its consolidated subsidiaries.

RISK FACTORS

You should carefully consider the risks described below and in the other sections of, and the documents we have incorporated by reference into, this prospectus before making an investment decision. The risks described below and in the documents we have incorporated by reference into this prospectus are not the only ones facing our company. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS AND PRODUCTS

We have incurred losses in the past, and we may incur additional losses in the future.

We have incurred losses in prior periods and from our inception through September 30, 2005 carried an accumulated deficit. We operate in a volatile industry, and our results can be significantly influenced by numerous dynamic factors, including changes in consumer demand, component availability and pricing and general competitive pressures. We cannot assure you that we will be able to maintain our current profitability.

Our quarterly operating results have fluctuated significantly in the past and may fluctuate significantly in the future, which may adversely affect the price of our securities.

Our quarterly operating results have fluctuated significantly in the past and we expect that they will continue to fluctuate in the future. Our operating results are subject to various factors that are outside of our control and which are difficult to predict, including expected demand, supply conditions, industry trends, competitive factors and decisions made by our suppliers, partners and customers. These fluctuations may cause our quarterly operating results in future periods to be below the expectations of securities analysts and investors. If that occurs, the market price of our securities could be adversely affected.

Our relative mix of products varies quarterly, which can negatively affect our gross margins and profitability.

Our product mix varies quarterly, which affects our overall gross margins and profitability. Each of our products has different gross margins, which vary quarterly based on market dynamics, competition, our average selling prices, our cost of materials and the supply and availability of flash memory components. To the extent the percentage of our revenues derived from lower margin products increases in any given period, our overall gross margins will decline for that period. Revenues derived from our non-product revenue sources — specifically license fees and royalties — carry no associated cost of goods sold. Consequently, if our non-product revenues decrease as a percentage of our total revenues, our gross margins and profitability could be adversely affected. Depending on the relative mix of sales of our products and the relative contribution of our product and non-product revenues, our gross margins could fluctuate significantly from quarter to quarter and may be negatively affected in any given quarter, which could adversely affect our profitability.

Our target markets tend to be large and characterized by high growth, and therefore experience intense competition, leading to reduced gross margins and decreased profitability.

Fast growing and large markets frequently attract competition, including from large U.S. and international companies, which can lead to loss of market share, increased pricing pressures, including drastic price decreases, and compression of margins. Our target markets tend to be large, and have experienced, and may continue to experience, rapid growth. In particular, the USB flash drive market has experienced significant growth, which has attracted numerous competitors, leading to aggressive price competition and low gross margins. To the extent our competitors drastically reduce prices and such price reduction is not accompanied by a proportional reduction in the prices for flash memory components from our suppliers, our gross margins would suffer, which could negatively affect our profitability. Similarly, the multimedia mobile handset market has experienced significant growth and become increasingly competitive, leading to pricing pressure and margin compression. Some of our competitors, such as flash memory manufacturers and companies that own fabrication facilities, have a significant cost advantage over us, which they could exploit to our detriment to the extent they decided to compete more aggressively in our markets. To the extent we continue to target large or fast growing markets, we are likely to experience significant competition and pricing pressures, which may lead to loss of market share and loss of revenues, which could adversely affect our profitability.

Our sales to larger customers often have lower associated gross margins, which could negatively affect our profitability.

We primarily target our products to a relatively small group of large original equipment manufacturers, or OEMs, and consumer electronics companies, who purchase in higher volumes. There is intense competition for these customers. Because of this competition and the bargaining position of these customers, such customers generally have greater leverage than us in negotiating the terms of the purchase of our products, which has resulted in pricing pressures on us and in lower gross margins. To the extent our sales to these or other larger customers represent a greater portion of our total sales, our gross margins will be lower, which could continue to negatively affect our profitability.

We depend on mDrive and mDOC products for the vast majority of our sales. As a result, our business will suffer if demand for any of these products declines.

The vast majority of our revenues are generated from sales of mDrive and mDOC products. If demand for any of these products declines and we cannot develop new products to offset this decline, or if the new products that we develop are not successful in the market, our sales will decline. Any significant decrease in the sales of our mDrive or mDOC products will have an adverse effect on our business, financial condition and results of operations.

Demand for increasingly higher capacity data storage may decline, which could cause our sales to decline.

Our target markets have enjoyed significant growth, driven in part by the decline in prices for flash memory components, which in turn has enabled us to offer higher capacity storage at lower prices. A portion of the growth in our sales to the USB flash drive market is attributable to consumers replacing their existing personal data storage medium with higher capacity data storage, as the prices for higher capacity storage decline. Similarly, a portion of the growth in our sales to the multimedia mobile handset market is attributable to consumers demanding applications in handsets that require high capacity data storage, such as embedded digital cameras and MP3 playback functionality. However, the demand for increasingly higher capacity storage may diminish as consumers achieve sufficient capacity for their data storage applications. In lieu of upgrading to higher data storage capacities, consumers may opt to buy lower capacity data storage products at lower prices, or entirely forego replacing their existing high capacity data storage medium or device. To the extent consumer demand for higher capacity data storage declines, our sales could decline, which could have an adverse affect on our business and results of operations.

The license fees and royalties payable to us from third parties vary quarterly and may decline in the future, which would adversely affect our gross margins and results of operations.

The license fees and royalties payable to us from our patent cross license and other agreements with third parties are often variable and can fluctuate from period to period, which makes it difficult to predict our license fees and royalty revenues. Our intellectual property strategy includes licensing our patents and technology to third parties. Under these arrangements, we earn license fees and royalties on individually negotiated terms. Our income from license fees and royalties can fluctuate significantly from quarter to quarter as a portion of this income comes from royalties based on actual sales by our licensees. As a result, our license and royalty revenues have fluctuated in the past and will likely continue to fluctuate in the future. Because license and royalty revenues have no associated cost of goods sold, our gross margins and net income are likely to fluctuate more with changes in license and royalty revenues than with changes in product revenues. In addition, our license and royalty revenues may decline in the future as our existing cross license or other agreements expire or caps are reached or if any of these agreements are terminated prior to expiration, which could adversely affect our results of operations. For example, as a result of our recent termination of our agreement with Samsung Electronics Co., Ltd., Samsung’s obligation to pay license fees to us has expired, which we expect to have a negative effect on our gross margins.

The effect on our results of operations from our venture with Toshiba depends upon various factors, which can fluctuate significantly from quarter to quarter and which could adversely affect our results of operations.

In the USB flash drive market, we generate a portion of our revenues through our venture with Toshiba, which we refer to as the ‘‘Venture’’. The Venture is designed, among other things, to enable us and Toshiba to benefit from a portion of each party's respective sales of USB flash drives. We consolidate the results of the Venture, although we only reflect in our net income our proportional share of the Venture’s net income. The Venture’s effect on our results of operations depends upon various factors, including the sales of USB flash drives from the Venture to Toshiba, Toshiba’s sales of USB flash drives to its customers, potential alternate sourcing of USB flash drives by Toshiba and the Venture’s cost of purchasing flash memory components from Toshiba. These factors could fluctuate significantly from quarter to quarter, which could adversely affect our results of operations. In addition, if Toshiba manufactures less NAND flash memory components or reduces its sales activity in the USB flash drive market in the future, or if our agreements with Toshiba in connection with the Venture were to be modified or terminated, our results of operations could be adversely affected.

If the Venture’s revenues, gross margins or operating income attributable to its sales to Toshiba decline, our operating results will be adversely affected.

We consolidate the results of the Venture. Our revenues, gross margins and operating income are therefore affected by the revenues, gross margins and operating income of the Venture. A portion of the revenues of the Venture, which historically has represented approximately half of the Venture’s revenues, is attributable to the Venture’s sales to Toshiba. We have limited visibility of the Venture’s sales to Toshiba, which can vary from quarter to quarter. To the extent there is a decline in the Venture’s revenues, gross margins or operating income attributable to its sales to Toshiba, our revenues, gross margins and operating income will be adversely affected.

Our revenues and gross margins have been, and in the future may be, adversely affected by volatility in the market price or in the availability of flash memory components.

For most of our products, we rely to a significant extent on the purchase of flash memory components, or custom made products incorporating flash memory components, from third party manufacturers. As a result, we are exposed to the risks associated with the ongoing volatility in the price of flash memory components and constraints in its supply.

•	If the price of flash memory components declines, the value of our inventory may fall, requiring us to write down the value of our inventory, which may result in a significant decrease in our gross margins. In addition, we may need to reduce significantly our selling prices, which may result in a decline in our revenues and gross margins.

In particular, we expect the number of suppliers of flash memory components to increase in the near term as well as an increase in the manufacturing capacity of current suppliers, either of which could increase the supply of flash memory components in the market and reduce the market prices of these components.

In certain cases, primarily when we depend on a single source supplier, our cost of goods may not decrease proportionately with the decrease in prices of standard flash memory components. However, we will be required to lower our selling prices to match the pricing reductions among our competitors in response to the decrease in flash components prices, leading to lower gross margins, which may result in a decline in our profitability.

•	Alternatively, if the market price for flash memory components increases (for example, as a result of increased demand or due to flash memory supply constraints), we may be unable to pass these price increases on to our customers and, consequently, our gross margins would decline and we may not be able to sell our products at a profit.

In addition, in the past, there have been constraints in the supply of flash memory components. If these supply constraints were to recur, our suppliers may not allocate to us sufficient flash memory components to enable us to meet the orders of all our customers. If we are unable to satisfy the requirements of our customers or supply them in the volumes or densities they request, they will likely reduce future orders, eliminate us as a supplier or initiate legal proceedings against us for damages. Our reputation would likely also be harmed and we may not be able to replace any lost business with new customers. Irrespective of fluctuations in flash component pricing, to the extent we are not able to obtain sufficient supply of flash memory components, our results of operations would be adversely affected.

Our agreements with some suppliers and customers provide for pricing terms that are not linked to the cost of components or are fixed. If costs of components decline at rates different than our expectations, we may be forced to sell our products at lower, and in some cases negative, gross margins.

Certain of our supply agreements include pricing terms for flash memory components that are linked to the cost of manufacturing such components and not to then prevailing market price for flash memory components. If the market price for such flash memory components decreases at a rate faster than the decrease in the cost of manufacturing such components, we may be forced to lower the selling price of our products disproportionately to the price at which we purchase the flash memory components, which may result in our selling our products at lower, and in some cases negative, gross margins, which could negatively affect our profitability.

From time to time, our terms with some of our customers may provide for prices that are fixed. We determine these prices based upon, among other factors, our expectations as to the anticipated decline in the cost of components required to manufacture these products. To the extent costs do not decline in line with our expectations, we would be required to sell our products at lower, and in some cases negative, gross margins, which could negatively affect our profitability.

Our business is seasonal, which may lead to fluctuations in our product sales and could adversely affect our sales and profitability in the first half of our fiscal year.

Sales of our mDrive and mDOC products are generally subject to the seasonal purchasing patterns of consumer end-users. Due to end-of-year holiday demand, we have historically experienced stronger demand for our mDOC products in the second half of each fiscal year, followed by weaker demand in the first half of the following fiscal year. Similarly, we have experienced stronger demand for our mDrive products in the fourth quarter, followed by weaker demand in the first half of the following year. We expect this seasonality to continue in the future, which, in general, adversely affects our sales and profitability in the first half of our fiscal year.

Excess or obsolete inventory could adversely affect our gross margins.

We may accumulate a higher level of inventory of raw materials, including flash memory components, and finished goods than we need due to various reasons including:

•	an anticipation of a shortage or end-of-life in components;

•	unrealized sales forecasts;

•	long-term commitments to our suppliers for certain components without back-to-back commitments from our customers to purchase finished products;

•	purchases of inventory to utilize credits under our agreement with Hynix;

•	consignment sales to some of our customers;

•	cancellation of orders from customers; and

•	an anticipation of an increase in prices.

In the event that we maintain a higher level of inventory than we need, certain components or products, if warehoused for too long, may be devalued due to a decrease in the market value of those components or products, or rendered obsolete, which might cause us to incur an inventory write-off. Any material devaluation or write-off of inventory would have an adverse effect on our business and results of operations.

Consignment sales require us to supply our products to our customers in advance of sales, which could adversely affect our business and results of operations.

Under some of our customer agreements, we deliver finished goods inventory to our customers in their distribution hubs, where the inventory is held on consignment. Under such agreements, we are obligated to supply in advance based on our customer's forecasts, but the customer is not obligated to purchase the products until it removes the product from the hub and takes title to the product, which it may do at its discretion. The time lag between our delivery and the customer taking title may be as long as weeks or months. To the extent the price for those products drops during that period, our customers benefit from the lower prices. In an environment of rapidly declining prices for flash memory components and corresponding rapid declines in prices for our products, we are exposed to the risk that our margins and profitability will be adversely affected by extended time gaps between delivery and transfer of title on our consignment sales.

If we continue to grow, our growth may strain our operations infrastructure and our supply chain.

In recent years, our revenues have grown significantly in response to increased customer demand. If this growth continues, it may strain our operations infrastructure and supply chain. To meet this growth, we substantially increased our employee base during 2004 and 2005, from approximately 362 employees on January 1, 2004 to approximately 822 employees on December 31, 2005, of whom 140 employees joined the company as a result of our acquisition of Microelectronica Espanola, a European SIM card manufacturer, in November 2005. If our growth continues, we will have to continue hiring additional employees. The hiring of new employees requires the allocation of resources for the training and management of the employees, and the integration of the employees into our existing staff. We also will need to identify and manage additional third-party subcontractors to accommodate the growth. In addition, our logistical infrastructure, systems, procedures and controls may not be adequate to support our anticipated growth, which could adversely affect our business, financial condition and results of operations.

We depend on our key personnel, including our executive officers, the loss of whom could disrupt our business.

Our success greatly depends on the continued contributions of our senior management and other key research and development, sales, finance, marketing and operations personnel, including Mr. Dov Moran, our Chairman, President and Chief Executive Officer. We cannot assure you that we will be successful in retaining our key personnel. Any loss of the services of these key personnel could adversely affect our business, at least until a suitable replacement is identified, hired and acclimated.

We may not be able to sustain continued growth if we are unsuccessful in attracting and retaining additional qualified personnel.

Our business’ success depends on our ability to attract and retain highly qualified management, technical, finance and sales and marketing personnel. In particular, we require highly qualified technical personnel who are capable of developing technologies and products and providing the technical support required by our customers. Further, to the extent we continue to experience rapid growth, we will need management personnel who can effectively manage that growth as well as ensure that our organization adapts effectively to that growth. Individuals who possess these qualifications are in high demand, and we may not be successful in attracting, integrating and retaining them when and as needed in the various geographic regions in which we operate. In the past, we have, from time to time, experienced difficulty hiring the necessary engineering and sales and marketing personnel to support our growth.

Our business depends significantly upon sales of products in the consumer market. This market is extremely competitive and is highly susceptible to fluctuations in demand.

Our mDrive and mDOC products are designed for consumer electronic applications. The consumer market is intensely competitive and price sensitive. Sales of consumer electronic products have historically depended upon consumer discretionary spending. Consumers may defer or alter purchasing decisions based on economic conditions or other factors, and accordingly could reduce demand for our products, or products of our customers which incorporate our products. Softening consumer demand for consumer electronic products has in the past caused a decline in the demand for our products. As a result, there is uncertainty with respect to our expected revenues, and delays or reductions in consumer spending on electronics and related products could adversely affect our revenues and operating results.

We depend on the ability of original equipment manufacturers, or OEMs, and consumer electronics companies who purchase our products to achieve broad market acceptance for their products. If these OEMs and consumer electronics companies do not succeed in selling their products, this will reduce demand for our products and our revenues will be adversely affected.

Our customers are primarily OEMs and consumer electronics companies who repackage or resell our products under their own private label to consumers or incorporate our products into their own products, which are then sold to consumers. We depend upon the success of our customers and the broad market acceptance of their products. To the extent that consumers choose to purchase USB flash drives or multimedia mobile handsets from competitors of our customers, our revenues and operating results will be adversely affected.

We may increase our direct sales to retailers, which could increase our costs and adversely affect our results of operations.

In addition to selling our products to OEMs, we also market our products directly to retailers. To the extent we increase our direct sales to retailers, we will be exposed to additional risks, including potentially losing OEM customers who view our direct sales efforts as competitive, as well as risks inherent in direct sales efforts, such as increased sales and marketing expenditures, having to provide rebates to retailers, and more frequent and rapid selling price declines. If these risks materialize, they could adversely affect our results of operations.

Undetected hardware and software errors or defects may increase our costs and impair the market acceptance of our products.

Our products may contain undetected errors or defects. These could result either from errors or defects in software, components or products designed or manufactured by or for us that we fail to detect, or errors or defects in software, components or products supplied by third parties and which are incorporated into our products. Some of our customers integrate our products into their applications together with products they acquire from other vendors. As a result, when problems occur in an application, it may be difficult to identify the component that caused the problem. Regardless of the source of these errors or defects, we will need to divert the attention of engineering personnel from our product development and support efforts to address the detection of the errors or defects. These errors or defects could cause us to incur warranty or repair costs, liability claims or delays. We could be forced to recall products that were already sold into the market by our customers. Our insurance policies may not provide sufficient protection should a claim be asserted against us. Moreover, the occurrence of errors or defects, whether caused by our products or the products of another vendor, may significantly harm our relations with customers, or result in the loss of customers, injure our reputation and impair market acceptance of our products.

We may make investments in companies or technologies, which may distract our management and disrupt or otherwise harm our business, and may prove to be unsuccessful.

One of our strategies is to make investments in complementary businesses, technologies or products if appropriate opportunities arise. We have made several investments in companies or assets of companies in the past and we may in the future invest in additional businesses, products or technologies, some of which may be material investments. These investments could disrupt our business, distract our management and employees, increase our expenses and adversely affect our results of operations. In addition, any investment in another company will subject us to that company’s risks and liabilities.

To the extent that any company in which we invested in the past or any company in which we invest in the future thereafter loses value or does not succeed, we may lose part or all of our investment. We may also have to write down the value of our investment in our financial statements to the extent that the carrying value of an investment exceeds its fair market value.

We may make acquisitions that result in difficulties in integrating the operations, personnel and products of the acquired companies or result in significant charges or otherwise adversely affect our results of operations.

As part of our growth strategy we may acquire companies, products or technologies in order to expand our existing markets, product offerings or sales channels or enhance our technological capabilities. We cannot assure you that we will be able to identify suitable acquisition candidates in the future, or if we do identify suitable candidates, that we will be able to make the acquisitions on commercially acceptable terms or at all. If we acquire another company, we could encounter difficulty integrating that company's personnel, operations, technology and products into our own. The key personnel of the acquired company may decide not to work for us. We may also discover that the acquired company’s business does not meet our expectations, or such business may encounter unforeseen difficulties after completion of the acquisition. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses, cause us to write down all or a material portion of our investment or otherwise adversely affect our results of operations. We may issue equity securities or securities convertible into equity to pay for any future acquisitions, which could be dilutive to our existing shareholders. We may use our cash to pay for acquisitions, which would reduce our cash reserves. We may also incur indebtedness to finance acquisitions. Furthermore, acquisitions may require one-time charges and can also result in a reduction in our earnings per share, increased debt or contingent liabilities, adverse tax consequences, amortization of intangible assets or impairment of goodwill, any of which could negatively impact our results of operations.

Our acquisition of Microelectronica exposes us to risks associated with integrating a new business into our operations as well as risks associated with the SIM card market.

In November 2005, we completed the acquisition of Microelectronica. We are in the process of integrating Microelectronica into our operations. The challenges of integrating the business operations of Microelectronica include demonstrating to our and Microelectronica’s customers that the acquisition will not adversely affect our or Microlectronica’s relationships with our respective customers, and persuading our personnel that the companies’ respective business cultures are compatible, and that we can over come differences in language, culture and time zones. To integrate both companies operations successfully, we need to retain the management, key employees and business partners of both companies. If we are unable to effectively complete the integration of the two companies’ operations, technologies and personnel in a timely and efficient manner, we may not realize the benefits we expect from the acquisition and our results of operations could be adversely affected.

In addition, the SIM card market is significantly influenced by trends in the wireless communications industry. If demand for wireless products and services does not increase, or mobile network operators do not continue to experience positive growth or experience downturns, in particular in Europe and Latin America, our target geographic markets, our SIM card business could be adversely affected. In addition, due to the competitive market environment, suppliers to mobile network operators are under constant pressure to reduce selling prices, which could adversely affect our profitability.

Our target markets are characterized by highly volatile demand, making it difficult for us to plan our operations.

The USB flash drive market and the mobile handset market are characterized by highly volatile demand, making it difficult for us to plan our inventory levels, production plans and operations. For example, our USB flash drive customers expect us to fill orders quickly, often in as little as two weeks. Our raw materials suppliers, however, particularly those suppliers who supply us with flash memory components, require us to place orders months in advance. We must make commitments to our suppliers in advance of receiving orders from our customers based upon our forecast of expected customer demand. Similarly, our internal production plans and resource allocation are based upon our forecast of expected customer demand. Due to the volatility of demand, we risk over- or under-estimating customer demand in any given period. If we maintain inventory levels or increase production in anticipation of orders that do not materialize, or if we maintain insufficient inventory to meet the actual demand, our profitability will decline.

Sales to a small number of customers represent a significant portion of our revenues. If we were to lose any of our significant customers, or if we experience a reduction in demand from them, our revenues and operating results would suffer.

More than half of our revenues come from a small number of customers. Specifically, sales to our top three customers accounted for approximately 30% of our revenues in 2003, 38% in 2004, and 33% in 2005, and sales to our top 10 customers accounted for approximately 55% of our revenues in 2003, 64% in 2004 and 62% in 2005. In addition, sales to two of our customers in 2004 and 2005 each represented more than 10% of our revenues in each of those years. If we were to lose any of our significant customers or experience any material reduction in orders from these customers, our revenues and operating results would suffer. Because the substantial majority of our sales are made by means of standard purchase orders rather than long-term commitments, we cannot assure you that these customers will continue to purchase quantities of our products at current levels, or at all. In particular, due to the nature of the market for our mDrive products, a customer can, with relatively little effort and investment, move from our product to a product of a competitor. This, combined with the relative ease with which our customers may terminate their business relationship with us, may cause a severe reduction in sales of our mDrive products over a very short period of time. We expect our operating results for at least the next several years to continue to depend on sales to a relatively small number of customers.

Our mDOC products target a small number of potential customers. If these customers decline to purchase our products, we would have a limited market, if any, for sale of these products, which could adversely affect our gross margins and results of operations.

In the mobile handset market, we manufacture a limited number of versions of our mDOC products to accommodate the handset design parameters of a small number of potential large customers. Due to the size of these customers and their sales forecasts for the handset that will incorporate our product, we endeavor to build a meaningful inventory position in these products in advance of any orders. These customers, however, have no obligation to buy our products. To the extent any of these customers decline to purchase the version we designed because the handset design is not commercialized or is discontinued, we would be left with inventory that would have a limited market, if any, for sale. This could require us to devalue or write-off the inventory, which would adversely affect our gross margins and results of operation.

We customize our mDOC product to meet our customers' design requirements, exposing us to the risk of obsolete inventory and lower gross margins.

Our mDOC is incorporated into the design of our customers' products. We often customize our product by combining the mDOC with other memory chips in a single compact package. After a design win, our customers provide us with forecasts of their anticipated requirements, based on which we produce customized products in anticipation of the customer purchasing our product for their new device. However, the customer is not obligated to purchase our product until it places purchase orders with us, and may decide prior to placing orders not to commercialize their new device, or to order less than initially forecasted, thereby rendering our inventory of customized products or a portion thereof obsolete. Obsolete inventory will reduce our gross margins and could adversely affect our profitability.

Increased operating expense levels will harm our business if our revenues do not grow.

We expect our operating expenses to increase due primarily to planned increases in sales and marketing and research and development activities to support our growth plan. If our revenues do not increase at least proportionately to our operating expenses, or if revenues decrease or do not meet expectations, and we are not able to reduce our operating expenses in the short term, or at all, our business, financial condition and results of operations will be adversely affected.

We are required to record a compensation expense in connection with stock option grants, which adversely affects our results of operations.

Option grants have represented a significant element of our compensation package to employees in the past, and we expect to continue to issue options to our employees in the future. We are required to apply the Financial Accounting Standards Board's (FASB) recently issued accounting Standard FAS No. 123(R), ‘‘Shared-Based Payment,’’ which requires the fair value of all equity-based awards granted to employees to be recognized in financial statements beginning in the first quarter of 2006.  The result is that we record an expense with respect to stock option grants, even if the exercise price of the stock options is equal to the market price of the underlying shares on the date of grant, which adversely affects our results of operations.

We may be subject to claims relating to the termination by us of our agreement with Samsung.

On April 6, 2006, we announced that we terminated our December 2003 agreement with Samsung because of Samsung’s failure to abide by its supply commitments under the agreement’s terms. Samsung has indicated to us that it does not believe that we had cause to validly terminate the agreement pursuant to its terms. Although we believe that we validly terminated the agreement, we could be subject to claims made by Samsung related to our decision to terminate the agreement. Any such claims could be costly and could divert the efforts of our key management personnel, and the outcome of any such claim would be uncertain.

RISKS RELATED TO DEVELOPMENT AND MARKETING OF NEW PRODUCTS

We will not be able to grow unless our target markets continue to grow and we are able to meet the changing needs of these markets.

Sales to the mobile handset and portable device market accounted for approximately $139.8 million of our revenues in 2005, an increase of 100% as compared to 2004, and approximately $69.8 million of our revenues in 2004, an increase of 302% as compared to 2003. Sales to the mobile handset and portable device market are primarily related to the demand for multimedia mobile handsets. We cannot assure you that this market will continue to grow, that our data storage solutions for multimedia mobile handsets will continue to achieve market acceptance, that the supply of flash memory components will be available or that our products will be included in the multimedia mobile handsets that achieve broader market acceptance. Most multimedia mobile handsets currently do not use or need embedded high capacity data storage, and we cannot assure you that the requirement for embedded high capacity data storage in that market will grow or that handset manufacturers and OEMs will select mDOC as their solution for embedded data storage. If sales of multimedia mobile handsets do not continue to grow as anticipated, or if mDOC is not designed into leading multimedia mobile handsets, or if our mDOC products’ prices are not competitive, then sales of our mDOC products will decrease or will not grow as anticipated, which could adversely affect our results of operations.

Sales to the USB flash drive market accounted for approximately $415.4 million of our revenues of 2005, an increase of 40% as compared to 2004, and approximately $297.2 million of our revenues in 2004, an increase of 275% as compared to 2003. We cannot assure you that this market will continue to grow or that our products will be accepted as the preferred solution by OEMs, consumer electronics companies, retailers and consumer end-users. If demand for USB flash drives does not continue to grow as anticipated, or the mDrive is not chosen by OEMs, consumer electronic companies, retailers and consumer end-users as their preferred solution, or if our mDrive products’ prices are not competitive, then sales of our mDrive products will decrease or will not grow as anticipated, which could adversely affect our results of operations.

Our business will be harmed if we fail to anticipate new technological changes or to introduce new products in a timely manner.

The market for our products is characterized by rapidly changing technology and evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards could render our existing products obsolete and unmarketable. Although we design our products to fit and match certain market standard interfaces, some of these interfaces may change over a relatively short period, which may cause our then existing products to become obsolete while possibly enabling competing products. Our ability to anticipate changes in technology and industry standards and interfaces, and to successfully develop and introduce new and enhanced products on a timely basis, will be a critical factor in our ability to grow and to remain competitive. In addition, the anticipated development schedules for high technology companies are inherently difficult to predict and are subject to change as a result of shifting priorities in response to customers' requirements and product introductions from competitors. Our inability, for technological or other reasons, to develop products and product enhancements that are technologically competitive, responsive to customer needs or competitively priced would adversely affect our business, financial condition and results of operations.

We cannot assure you that any new products or technologies we develop will be commercially successful.

We continually seek to develop new products and technologies. For example, in October 2004, we announced our intention to develop the mSIM MegaSIM card module, a universal subscriber identification management (SIM) card that incorporates high capacity embedded data storage. This product is expected to be commercially available in the second half of 2006, and the market for this product is in its initial stages. We have also announced other new products and technologies, such as our U3 Smart Drives, H3 mDOC, mTrust and, most recently, our x4 technology. We anticipate announcing additional new products and technologies in the future, including products or technologies that could represent significant advancements over current product and technologies. We cannot assure you that we will be able to successfully utilize the benefits of any new technology to our advantage and that any new products or technologies we develop will be commercially successful. We do not know if the market for our new products and technologies will develop, or if the market develops whether we will be able to compete successfully in the market, or whether the market will be overtaken by competing technologies or other products. For example, specific risks associated with our x4 technology include:

•	difficulties in using 4-bit/cell NAND flash and unforeseen difficulties that flash manufacturers may experience in the production of x4 technology-enabled flash components, including as a result of unexpected changes in the manufacturing process and unexpected delays in the production of such flash components;

•	the failure of manufacturers to realize cost savings through the utilization of the x4 technology; and

•	any failure, delays or difficulties we may experience in negotiating new partnerships with flash manufacturers utilizing our x4 technology that are profitable for us and the risk that such partnerships may ultimately not be profitable for us.

Further, it will take time for our new products and technologies to be accepted and for revenues to be generated from them, if this happens at all. To the extent our new products and technologies do not enjoy market acceptance, we may not be able to recoup our research and development and sales and marketing expenditures on the product or technology.

In transitioning to new technologies and processes, we face design and production risks that may cause significant product delays that could harm our business.

The flash memory market continues to enjoy successively higher memory capacities at lower costs per megabyte due to the implementation over time of more advanced technologies and manufacturing processes. In addition, other components used in our products, such as ASICs (application specific integrated circuits), continue to achieve technological advances, and must be replaced or upgraded from time to time in order for us to remain competitive. Our success depends on our ability to continuously redesign our products to integrate with the latest flash memory technologies and manufacturing processes and other new components. The transition to new technologies and processes is highly complex and requires new designs, components, testing and qualification processes. We cannot assure you that we will be able to timely adapt our products to new emerging technologies or offer such new products at competitive prices, or that we will not suffer from design and quality issues in connection with the transition to new technologies. We cannot assure you that we, along with our suppliers and subcontractors, will successfully develop and bring into full production with acceptable yields and reliability products based on these technologies and processes, or that any development or production ramp-up will be completed in a timely or cost-effective manner. If we are not successful in adapting to new technologies or if our transition to these new technologies is too slow or too costly, our business, financial condition and results of operations could suffer.

RISKS RELATED TO THIRD PARTY MANUFACTURERS, SUPPLIERS AND SUBCONTRACTORS

We depend on Toshiba and Hynix for flash memory components. Any shortage or disruption in our supply from these sources or achievement of lower yield than expected will adversely affect our results.

Our flash memory based products require flash memory components, which are currently primarily supplied by Toshiba (directly and through the Venture) and Hynix, or with respect to some components, by only one of these suppliers. We expect that we will depend upon our current principal suppliers for a significant portion of our anticipated flash memory requirements for the foreseeable future. While we have secured commitments from our principal suppliers to provide us with a defined amount of flash products, we are at risk to the extent any of our current suppliers:

•	is unable or unwilling to meet our supply needs;

•	fails to comply with its supply commitment to us, in terms of volumes, pricing or the timing of the supply of flash memory components;

•	closes down or downsizes its flash memory components fabrication business;

•	terminates its agreements or supply relationship with us at any time;

•	reduces its flash production;

•	supplies us with flash memory components with a lower than customary yield;

•	experiences disruption in supply due to natural disaster, power failure, labor unrest or other causes; or

•	does not continue to invest in the necessary advancements to its flash memory technology and flash memory products or fails to meet new technology standards.

Any of these risks could impair our ability to supply products to our customers and cause our business, financial condition and operating results to be adversely affected. As the flash memory components supply commitments that we have secured from our principal suppliers are at times linked to the aggregate production of such components by these suppliers, any reductions in their aggregate flash production may adversely affect us. Further, as a result of our termination of our agreement with Samsung, we may encounter greater challenges in sourcing sufficient flash memory components to meet our needs.

Our gross margins can be adversely affected by the mix of our flash supply sources.

We have secured commitments from our principal suppliers to provide us with a defined amount of flash memory components and products at attractive terms, which terms vary between suppliers. Each of our agreements with these suppliers has different capacity commitments and pricing terms. The capacity to which we are entitled under each agreement is generally fixed within any given period. Due to our sales growth, we have at times exceeded these defined amounts, which required us to purchase additional flash components from either our current suppliers or other sources at higher prices. Subject to our contractual purchase commitments, we strive to optimize our purchases from our suppliers by first purchasing components from the supplier that offers us the best relative pricing terms, until we exhaust the quantity available to us from that supplier at those terms, and then purchasing from the supplier that offers us the next best pricing terms. As a result, incremental increases in sales in a given period will generally be sourced from a supplier that offers us less attractive pricing terms than our average pricing terms for sales previously made during that period, thereby reducing our overall gross margin.

Our overall gross margins will vary depending upon the mix and pricing of flash memory components we purchase from our various flash suppliers, as well as the proportion our total flash memory components we require in any given period in excess of our existing commitments. Unless we are able to secure additional commitments for flash memory components at attractive prices, as our revenues continue to grow, our overall product gross margin will decline, which could reduce our profitability.

We depend on Toshiba as a single source to manufacture most of our mDOC products, and we expect to remain dependent on Toshiba as a single source for at least some of our future mDOC products. Any delay or disruption in our receipt of these products from Toshiba will adversely affect our results.

At present, Toshiba is our sole manufacturer of most of our mDOC products. In addition, we are working with Toshiba on the joint development of future mDOC products, for which they may be the sole source of supply as well. For our mDOC products, Toshiba not only supplies the flash memory components but also manufactures and assembles the finished product. If Toshiba were to:

•	breach its obligations under its agreements with us;

•	close down or downsize its flash memory fabrication business;

•	experience manufacturing problems or delays for any reason, including difficulty in obtaining sufficient raw materials, work stoppages, excessive demand for its manufacturing capacity or other causes; or

•	for any other reason be unable to sell us mDOC products at competitive prices,

we may be unable to fill our customers' orders for these products in a timely fashion or at all or be unable to offer these products at competitive prices. This could lead our customers to reduce future orders, eliminate us as a supplier or initiate legal proceedings against us for damages. Our reputation would likely also be harmed and we may not be able to replace any lost business with new customers. In addition, having a single source for the mDOC might deter mobile handset vendors from accepting our mDOC product line as the data storage solution for their handsets, which would similarly result in lost sales and affect the acceptance of our product in the relevant market. We are currently in the process of developing products with other manufacturers that will be comparable to the mDOC although such products may have different features and capacity. This will require additional hardware and software development, and we cannot assure you that we will be successful in developing such comparable products or that such other manufacturers will succeed in delivering products which are of similar cost, quality and functionality.

Increased sales of customized products sourced from Toshiba will decrease our overall gross margins and could have an adverse effect on our results of operations.

Some of the flash memory products we purchase from Toshiba are customized for us. These customized products are produced with less technologically advanced manufacturing processes than standard flash memory components and therefore have relatively higher manufacturing costs. Due to the relatively higher cost of the customized products we source from Toshiba, these products have relatively lower gross margins. As the proportion of our revenues arising from such products increases, our overall gross margins will decrease, which could have an adverse effect on our results of operations.

We depend on Toshiba as a single source for multi-level cell flash memory components, which are less costly than standard flash memory components. Any reduction or disruption in our receipt of these components from Toshiba will negatively affect our gross margins and profitability.

At present, Toshiba is our sole supplier of multi-level cell, or MLC, flash memory components, which are less costly per megabyte than standard single-level cell, or SLC, flash memory components. If Toshiba were to:

•	breach its obligations under its agreements with us;

•	close down or downsize its flash memory fabrication business;

•	experience manufacturing or yield problems or delays for any reason, including difficulty in obtaining sufficient raw materials, work stoppages, excessive demand for its manufacturing capacity or other causes;

•	increase its prices to us for MLC flash memory components; or

•	for any other reason be unable to sell us MLC flash memory components at competitive prices we would be required to either (i) use standard SLC flash memory components in lieu of MLC components or (ii) decline orders of our customers, either of which would decrease our gross margins and adversely affect our profitability.

We face various risks under our agreement with Hynix, including the potential loss of a significant portion of our $100 million investment under that agreement.

In August 2005, we entered into an agreement with Hynix under which we purchased approximately $100 million of equipment from several vendors, which was placed at Hynix’s manufacturing facility. Under the agreement, in exchange for the equipment we purchased for Hynix, we are entitled to receive, among other things, credits of an aggregate of $100 million on products that we purchase from Hynix over the term of the agreement. If we fail to purchase from Hynix a minimum amount of products during any quarter, we may relinquish a proportional amount of such credits.

If the purchase price that we agreed upon in our agreement with Hynix is not as favorable to us as prices offered by other flash vendors, we may (a) elect not to purchase the minimum amount of products from Hynix during any given quarter, in which event we may relinquish a proportional amount of the credits arising from the $100 million that we have invested under the Hynix agreement, or (b) elect to purchase products from Hynix even if we could obtain similar products from third parties at more competitive prices, which may result in lower gross margins.

While our agreement requires Hynix to purchase the equipment from us upon a termination of the agreement for a purchase price equal to the full uncredited portion of the equipment purchase price, we face a risk that in certain events of termination (such as a bankruptcy or reorganization of Hynix), Hynix would not be able to pay us the full uncredited portion of the equipment purchase price. We may also not be able to obtain physical possession of the equipment or be considered a secured creditor of Hynix upon such events. Even if we were to recover possession of the equipment upon termination of the agreement, the market value of the equipment (i.e., the price for which we could sell the equipment to third parties) may be less than the uncredited portion of the equipment purchase price, resulting in a loss to us.

In any of the events described above, we face a risk of relinquishing a significant portion of the $100 million that we invested in the purchase of equipment and the additional risk of purchasing products from Hynix on unfavorable terms, either of which would have an adverse effect on our financial condition and results of operations.

We may not succeed in finding opportunities to enter into additional supply transactions with flash memory manufacturers, or these transactions may prove to be unsuccessful.

In order to secure additional sources of supply for flash memory components on favorable terms, our strategy is to seek to enter into material transactions with flash memory manufacturers. These transactions could take various forms, including pre-payments, equity investments, acquisitions or investments in capital equipment or other cash outlays or commitments. An example of this type of transaction is our agreement with Hynix. We intend to seek to enter into other material transactions with flash memory manufacturers in the future. We may need to raise significant financing to fund these transactions, and we cannot be certain that we will be able to obtain such additional financing on favorable terms, if at all. Further, we cannot assure you that we will be successful in entering into such transactions or, upon entering into such transactions, that these transactions will be successful in achieving our objectives of securing additional capacity of flash memory components on favorable terms. Negotiating transactions of this nature requires significant time and efforts on the part of our management and employees, and could be disruptive to our ongoing business. In addition, if we are not successful in entering into such transactions, we may have difficulty securing flash memory components on favorable terms, which could adversely affect our financial condition and results of operations. Moreover, even upon entering into such transactions, if these transactions are not successful, we may lose all or a material portion of our investment and incur additional expenses, which could adversely affect our financial condition and results of operations.

Difficulty in estimating supply requirements may cause us to overestimate our requirements and build excess inventories, or underestimate our requirements and have a shortage of supply, either of which will harm our financial results.

Under the terms of our agreements with Toshiba and Hynix, we are obligated to provide advance rolling forecasts of anticipated requirements for flash memory components and mDOC products. Generally, the estimates for the first few months of each rolling forecast we provide are binding commitments and cannot be cancelled, and the estimates for the remaining months of the forecast may only be changed by a certain percentage from the previous month's forecast. This limits our ability to react to fluctuations in demand for our products.

Because a significant portion of our products is sold into the consumer market, it is difficult to forecast future sales accurately. In addition, sales visibility remains limited because a substantial majority of our quarterly sales are from orders received and fulfilled in the same quarter, which makes accurate forecasting difficult. Some of our customers also require us to commit to having sufficient available supply of products to meet their purchase forecasts, without actually committing themselves to making any purchases until they place binding purchase orders.

If we underestimate our needs when we place orders, we will be unable to satisfy the requirements of our customers or supply them in the volumes they request. This could lead them to reduce future orders, eliminate us as a supplier or initiate legal proceedings against us for damages. Our reputation would likely also be harmed and we may not be able to replace any lost business with new customers. Alternatively, if we overestimate our need for products, we could increase our inventory levels, which could result in a write-down of that inventory due to a drop in flash component prices or obsolescence. Either of these situations could have an adverse effect on our business, financial condition and operating results.

If our flash memory suppliers are unable to provide us with sufficient quantities of flash memory in a timely manner at competitive prices, we would have to seek alternate suppliers, which may not be available, and this would adversely affect our results.

If we are unable to obtain sufficient quantities of flash memory from Toshiba (either directly or through the Venture) or Hynix at competitive prices, or if Toshiba or Hynix are unable or unwilling to timely satisfy our requirements on competitive terms, and other flash memory suppliers do not meet our additional capacity requirements in a timely manner and at competitive prices, we would not be able to manufacture and deliver flash memory products to satisfy our customers' requirements. As a result of our termination of our agreement with Samsung, we may encounter greater challenges in sourcing sufficient flash memory components to meet our needs. If we are unable to satisfy the requirements of our customers or supply them in the volumes they request, they will likely reduce future orders, eliminate us as a supplier or initiate legal proceedings against us for damages. Our reputation would likely also be harmed and we may not be able to replace any lost business with new customers. Even if we are able to obtain flash memory in sufficient volumes and on schedules that permit us to satisfy our delivery requirements, we cannot assure you that the prices charged by these suppliers will enable us to compete effectively in our market. If we are unable to obtain flash memory at competitive prices, our margins would decline unless we could raise the prices of our products in a commensurate manner or offset the cost increases elsewhere. The existing competitive conditions may not permit us to do so, which would adversely impact our gross margins and operating results.

We depend on a limited number of third party subcontractors to manufacture and assemble our products, and any delay or disruption in the supply of these products will adversely affect our results.

We are dependent on a limited number of third party subcontractors. Any significant problems that occur at our subcontractors, or their failure to perform at the level we expect, could lead to product shortages or quality assurance problems. In addition, we do not have long-term agreements with our subcontractors. As a result, these subcontractors may terminate their relationships with us at any time, generally upon limited advance notice. At times, some of our subcontractors operate at peak capacity, and may not have available capacity to meet our manufacturing needs. If any of our subcontractors are unable or unwilling to continue to manufacture, assemble and deliver products of acceptable quality, at acceptable costs, in sufficient volumes and in a timely manner, we will be unable to satisfy the requirements of our customers or supply them in the volumes they request. This could lead our customers to reduce future orders, eliminate us as a supplier or initiate legal proceedings against us for damages. Our reputation would likely also be harmed and we may not be able to replace any lost business with new customers.

In particular, the vast majority of our mDrive products are manufactured and assembled by Global Brands Manufacturing Limited, or GBM, our principal subcontractor. The risks noted above would all apply to GBM. Specifically, if GBM were unable or unwilling to continue to act as our subcontractor, we would not be able to switch our production to another subcontractor without significant advance notice, which could adversely affect our ability to supply mDrive products to our customers. We cannot assure you that we will be successful in agreeing to terms with any additional subcontractor, or that we will be able to timely switch our production to an additional subcontractor should GBM or any other subcontractors be unable or unwilling to continue working with us. In either case, we would be required to qualify new subcontractors, which could take as much as six months or longer, as well as result in unforeseen operations problems, and our results may be adversely affected.

We depend on third parties for the supply and quality of components required for the manufacture of our products, and any delay or disruption in the supply of these products will adversely affect our results.

We depend on third parties to manufacture and supply components for our products, including the capacitors, printed circuit boards and the ASIC components used in our mDrive and in some of our mDOC products. For some components, we rely on a single source of supply. For example, Atmel

Sarl supplies us with certain ASIC components developed specifically for some of our products. In addition, various third parties are single source suppliers of some off-the-shelf ASIC components. Because we depend on single suppliers for certain key components, and do not have a long-term supply contract with our suppliers, we face the risk of inadequate component supply, price increases, late deliveries and poor component quality, as any supplier may terminate their relationships with us or pursue other relationships with our competitors. If we were to lose our relationship with these suppliers, the lead time required to qualify new suppliers could be as long as six months. Also, if we lose our single suppliers or these suppliers are otherwise unable to satisfy our volume and delivery schedule requirements, it may be difficult to locate any suppliers who have the ability to develop, manufacture and deliver the specialized components we need for our products in the desired lead times and quality.

Our component suppliers are often operating at peak capacity. At times, the demand for components used in our products has exceeded available supply, and suppliers have raised prices or been forced to allocate limited resources among competing purchasers. On certain occasions we have been unable to obtain adequate supplies of certain components, which has resulted in delayed or lost sales of our products. In other cases, we have been required to keep unusually large component inventories in order to avoid shortages. We cannot assure you that shortages will not occur in the future.

Furthermore, if we experience quality problems from any of our component suppliers, it could take us a significant amount of time to identify the problem as associated with a particular component, ascertain whether this is as a result of a design or a manufacturing flaw and either correct the problem and, if possible, replace the components or find an alternate source of supply. Any such quality problem or delay could, in addition to causing us lost sales, detrimentally affect our reputation in the market and cause us to incur additional costs as a result of the recall and replacement of affected products.

If we are not successful in developing relationships with suppliers of memory components that utilize new memory technologies, our business could be adversely affected.

The market for memory components is characterized by rapidly changing technology. Several semiconductor manufacturers are currently developing new memory technologies that would supplement or compete with existing flash memory technologies and other memory components. If these new memory technologies gain widespread market acceptance and we are not successful in developing relationships with the suppliers of these new memory technologies and memory components or we are unable to develop products based on these new technologies, our business could be adversely affected.

Loss of or damage to inventory held by our subcontractors or OEM customers could damage our relationships with our customers and harm our business.

Some of our inventory is held directly by our third party subcontractors or in our OEM customers’ warehouse facilities and is outside of our physical control. We may be exposed to additional risks relating to this inventory, including loss of or damage to the inventory. In the event that inventory held by our third party subcontractors or OEM customers or that is on consignment with our customers is damaged and we are unable to timely replace that inventory, we may not be able to meet our customers' orders, which would harm our business, financial condition and results of operations.

Our business will be harmed if operating system vendors do not continue to support our software and include our software with their operating systems.

Our marketing strategy for mDOC relies on our software being included in major operating systems. These operating systems are constantly being updated. If we are unable to maintain or obtain the support of major operating systems for our products, if the developers and distributors of major operating systems choose to support a competing product instead of our own or support other competing solutions together with our solution, or if other operating systems that do not include our software achieve market acceptance, this could adversely impact sales and accordingly have an adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO COMPETITION

We sell our products in a highly competitive industry, often in competition with larger companies with substantially greater resources. Our failure to compete effectively could hurt our business.

The markets in which we compete are characterized by intense competition, rapid technological changes, evolving industry standards, rapidly declining average selling prices and rapid product obsolescence. Our mDOC, mDrive and other products compete with other flash data storage devices, standard flash memory components, hard drives and alternative data storage technologies. Our competitors include many large U.S. and international companies that have substantially greater financial, technical, marketing, logistical infrastructure and support and other resources, greater access to component fabrication capacity, broader product lines and longer-standing relationships with customers than us. These factors may limit our ability to compete effectively with them. We expect competition to increase in the future from existing competitors and from other companies, including flash manufacturers, that may enter our existing or future markets with similar or alternative data storage solutions that may be less costly or provide additional features.

mDrive.    Our mDrive product competes with other USB-compatible flash data storage devices, removable magnetic media, removable optical media, flash cards, MP3 players and other removable storage media. Our competitors in this market currently consist of U.S. and international companies that manufacture storage media, as well as numerous computer and computer-based peripherals manufacturers or hardware manufacturers, many of whom are located in the Far East where costs tend to be lower. Many of these competitors are vying for and attaining market share on the basis of aggressive pricing or marketing campaigns.

In addition, we also currently experience and expect to continue to experience competition from large U.S. or international companies (including flash manufacturers) that have substantially greater resources, greater access to component fabrication capacity, often at substantially lower costs, broader product lines and longer-standing relationships with customers than we do.

mDOC.    Our mDOC products compete with other flash and flash-based memory solutions, including those offered by flash manufacturers. The flash manufacturers have an advantage over us in that they have substantially greater financial, sales, technical, marketing, logistical infrastructure and support and other resources, greater access to component fabrication capacity at substantially lower costs, broader product lines and longer-standing relationships with customers than we do. In particular, flash manufacturers have a significant cost advantage over us, which they could exploit to our detriment if they decided to compete more aggressively in our markets, leading to substantial pricing pressures, which would adversely affect our results of operations. Since these competitors also own their own fabrication facilities, they would also have more effective control over supply. In addition, some manufacturers of multimedia mobile handsets are using or plan to use multi-chip packaging which integrates flash and other memory chips. Some of our competitors already manufacture, in addition to flash, other memory chips, and may therefore have a competitive advantage over us with respect to time to market and costs for products incorporating multi-chip packaging. These factors could lead to substantial pricing pressures, which would adversely affect our results of operations.

Our data storage products compete with other products offering similar functionality, which could enjoy greater market acceptance and cause the sale of our products to decline.

Our products are targeted at the personal data storage market. There are numerous technologies and products that have been designed for the personal data storage market, including removable magnetic media, removable optical media, flash cards, flash-based MP3 players and other removable storage media. Many of these products are substitute products, providing essentially the same data storage functionality. To the extent any of these competing products or any products developed in the future enjoy greater market acceptance than our products, the market for our products may contract and our sales would decline, which could adversely affect our results of operations. For example, sales of high capacity MP3 players have recently enjoyed significant growth. If manufacturers of MP3 players were to market high capacity MP3 players for data storage as well as music storage or consumers were to use their MP3 players to store digital data files in addition to music, this could diminish the demand for USB flash drives in general and our mDrive in particular.

Price competition could reduce our revenues and profitability.

We have in the past experienced, and expect in the future to experience, severe price competition for our products, which adversely impacts our product gross margins and overall profitability. Moreover, price competition in the retail market could diminish the margins of our customers, which may cause our customers to significantly reduce their purchases in favor of other higher margin consumer electronics products. Any reduction in sales and gross margins could adversely affect our profitability.

We may be unable to maintain market share due to supply constraints, which could reduce our revenues and profitability.

The market for flash memory products undergoes varying periods of surplus and tight flash memory supply. During periods of excess supply in the market for our flash memory products, we may lose market share to competitors who aggressively lower their prices. Conversely, under conditions of tight flash memory supply, we may be unable to meet customer demand and maintain our market share. Our future growth depends in part on our ability to obtain sufficient flash memory components and other components to meet demand. If we are unable to do so in a timely manner, we may lose market share to our competitors, which could reduce our revenues and profitability.

We face competition in our target markets from some of our business partners due to our license or other agreements with our partners.

We have entered into agreements with several of our business partners, including Toshiba, Sandisk, Hynix and Renesas, under which these parties may manufacture and sell products that incorporate technology covered by our patents or that is based upon our intellectual property and which compete with our products. In some cases, our business partners retain the license to use our intellectual property even if our agreements with them are terminated or expire, and we discontinue our business relationships with them. For example, pursuant to our agreements with Toshiba, Toshiba markets and sells the mDOC products to customers under Toshiba's trademark. In addition, Toshiba markets and sells USB flash drives which compete with our mDrive products. Toshiba also has the right to directly market products that we may jointly develop in the future. We may enter into similar agreements in the future. Any current or future similar agreements may increase competition and may adversely impact our revenues and profitability.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

Our business could suffer if third parties infringe upon our proprietary technology, and our patents and proprietary technology may not afford us sufficient protection from such infringement.

Our success is dependent upon our proprietary technology. We currently rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure agreements, to establish and protect the proprietary rights and technology used in our products. However, these methods may not afford complete protection and we cannot assure you that:

•	any of our existing patents will not be invalidated;

•	patents will be issued for any of our pending applications;

•	any claims allowed from existing or pending patents will have sufficient scope or strength;

•	our patents will be issued in the primary countries where our products are sold in order to protect our rights and potential commercial advantage; or

•	our competitors will not be able to design their products around our patents or independently develop our trade secrets and know-how.

We may be involved in litigation regarding our intellectual property rights, which would be costly and would divert the efforts of our key technical and management personnel.

Given the developing nature of our markets and the related intellectual property, we cannot assure you that some of our competitors will not infringe our intellectual property rights, and thereby force us to incur substantial costs if we choose to defend our rights. Litigation involving intellectual property can be complex and extend for a protracted time and is often very expensive. We are currently involved in several opposition and revocation procedures where we have opposed third party patents in various jurisdictions. Intellectual property claims, whether or not meritorious, may result in the expenditure of significant financial resources, injunctions against us or the imposition of damages that we must pay and would also divert the efforts and attention of some of our key management and technical personnel. If we bring an intellectual property infringement action and are not successful, our competitors would be able to use similar technology to compete with us. Moreover, the defendant in such an action may successfully assert a counterclaim that our patents are invalid or unenforceable.

Our products may infringe on the intellectual property rights of others and this could require us to pay damages and force us to stop manufacturing or selling certain of our products.

Third parties may assert against us infringement claims or claims that we have violated their patent or infringed their copyright, trademark or other proprietary right. We currently are involved in one legal action in Singapore in which we were found by the court to be infringing on the rights of a third party and are awaiting the court’s ruling on damages. Oppositions to our patent applications have been filed by third parties in various jurisdictions. An infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources by us. An adverse determination of any infringement claim could subject us to significant liabilities to third parties, could require us to seek licenses from third parties or expend significant resources to develop non-infringing technology and could prevent us from manufacturing, selling or using certain of our products. Any of these developments could have an adverse effect on our business, financial condition or results of operations.

We may be unable to license intellectual property to or from third parties as needed.

We may desire or be required to obtain licenses from others in order to further develop, produce and market commercially viable products. We may also need to license some of our intellectual property to others in order to enable us to obtain cross-licenses to third-party patents. We cannot assure you that we will be able to obtain any required licenses on commercially reasonable terms, if at all, that the patents underlying those licenses will be valid and enforceable or that the technology underlying those licenses will remain proprietary in nature. If we do obtain licenses from third parties, we may be required to pay license fees or royalty payments. In addition, if we are unable to obtain a license that is necessary to the manufacture of our products, we could be required to suspend the manufacture of products. We cannot assure you that we would be successful in redesigning our products or that the necessary licenses will be available under reasonable terms, or that our existing licensees will renew their licenses upon expiration, or that we will be successful in signing new licenses in the future.

We may need to indemnify third parties for infringement claims related to our intellectual property.

We historically have agreed to indemnify distributors, partners and customers for alleged patent infringement claims in connection with our technology or products. The scope of this indemnity varies, but may, in some instances, include indemnification for damages and expenses, including attorneys'

fees. We may periodically engage in litigation as a result of these indemnification obligations. Our insurance policies exclude coverage for third-party claims for patent infringement. Any future obligation to indemnify our distributors, partners and customers could adversely affect our business, financial condition or results of operations.

RISKS RELATED TO OUR INDEBTEDNESS

Our indebtedness and debt service obligations have increased following the issuance of our convertible notes, and this may adversely affect our cash flow, cash position and stock price.

In March 2005, we issued $75,000,000 aggregate principal amount of convertible notes. We intend to fulfill our debt service obligations from our existing cash, investments and operations and that of M-Systems Finance Inc., our wholly owned subsidiary that issued the convertible notes. In the future, if M-Systems Finance and we are unable to generate cash or raise additional cash financings sufficient to meet these obligations and need to use existing cash or liquidate investments in order to fund these obligations, we may have to delay or curtail research, development and commercialization programs.

Our indebtedness could have significant additional negative consequences, including, without limitation:

•	requiring the dedication of a portion of our expected cash flow to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including funding our research and development programs and other capital expenditures;

•	increasing our vulnerability to general adverse economic conditions;

•	limiting our ability to obtain additional financing; and

•	placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

The fundamental change provision of the indenture governing the convertible notes may deter potential acquirers and will restrict our ability to effect certain types of recapitalization transactions.

Under the indenture governing the convertible notes, we are required to offer to purchase all of the outstanding convertible notes for cash upon the occurrence of certain fundamental changes. This provision could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, our company. For example, only in certain circumstances could a potential acquirer issue a combination of stock and cash in exchange for all of our outstanding ordinary shares without triggering the fundamental change provision. In addition, this fundamental change provision will limit our ability to effect certain types of recapitalization transactions.

RISKS RELATED TO OUR ISRAELI AND INTERNATIONAL OPERATIONS

Conditions in Israel may adversely affect our operations and may limit our ability to produce and sell our products.

We are incorporated under Israeli law and our principal offices and research and development facilities and some of our manufacturing facilities are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel. From October 2000 until recently, there was an increase in violence between Israel and the Palestinians, primarily but not exclusively in the West Bank and Gaza Strip. The election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council may create additional unrest and uncertainty. There can be no assurance that the recent relative calm will continue. Ongoing and revived hostilities with the Palestinians or Arab countries might require more widespread military reserve service by some of our employees, which could have an adverse effect on our business. In addition, several Arab and Muslim countries still restrict business with Israeli companies. We could be adversely affected by restrictive laws or policies directed towards Israel or Israeli businesses.

Generally, all male adult citizens and permanent residents of Israel under the age of 45 can, unless exempt, be called up and obligated to perform active military reserve duty for as many as 36 days annually (beyond this age, they may be called up and obligated to take part in military training for as many as 13 days annually). Additionally, all Israeli residents of this age are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. Although we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if political and military conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

The government programs and tax benefits that we currently receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

We benefit from certain government programs and tax benefits, particularly as a result of tax exemptions and reductions resulting from the approved enterprise status of our manufacturing facilities in Israel. To be eligible for these programs and tax benefits, we must continue to meet conditions, including making specified investments in property and equipment and financing a percentage of investments with share capital. If we fail to meet such conditions in the future, the tax benefits would be canceled and we could be required to refund the tax benefits already received, together with an adjustment based on the Israeli consumer price index and an interest factor. These programs and tax benefits may not be continued in the future at their current levels or at any level. The Israeli government has reduced the benefits available under some of these programs in recent years, and Israeli governmental authorities have indicated that the government may further reduce or eliminate some of these benefits in the future. The termination or reduction of existing programs and tax benefits could increase our expenses, thereby reducing our profits or increasing our losses. In addition, the law and regulations prescribing the benefits provide an expiration date for the grant of new benefits.

The expiration date has been extended several times in the past. The expiration date currently in effect is December 31, 2007, and no new benefits will be granted after that date unless the expiration date is extended again. There can be no assurance that new benefits will be available after December 31, 2007, or that existing benefits will be continued in the future at their current levels or at any level.

The government grants we have received for research and development expenditures limit our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties.

In connection with research and development grants received from the Office of the Chief Scientist of Israel, or the OCS, we must pay royalties to the OCS on the revenue derived from the sale of products, technologies and services developed with the grant from the OCS. The terms of the OCS grants and the law pursuant to which grants are made may impair our ability to manufacture products or transfer technologies developed using OCS grants outside of Israel. The transfer to a non-Israeli entity of technology developed with OCS funding, including pursuant to a merger or similar transaction, and the transfer of rights related to the manufacture of more than 10% of a product developed with OCS funding are subject to approval by an OCS committee and to various conditions, including payment by us to the OCS of a percentage of the consideration paid to us or our shareholders in the transaction in which the technology is transferred. In connection with a merger or similar transaction, the amount payable would be a fraction of the consideration equal to the relative amount invested by the OCS in the development of the relevant technology compared to the total investment in our company, net of financial assets that we have at the time of the transaction, but in no event less than the amount of the grant. In addition, in the event that the committee believes that the consideration to be paid in a transaction requiring payment to the OCS pursuant to the provisions of the law described above does not reflect the true value of the technology or the company being acquired, it may determine an alternate value to be used as the basis for calculating the requisite payments. These restrictions may impair our ability to enter into agreements for those products or technologies, without OCS approval. We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of technology developed with OCS funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the OCS.

In connection with our grant applications, we have made certain representations, including information provided in periodic performance reports, and we have committed to certain performance-based covenants. The funding from the OCS is subject to the accuracy of these representations and covenants and to our compliance with the conditions and restrictions imposed by the OCS. If we fail to comply with any of these conditions or restrictions, we could be required to repay any grants previously received, together with an adjustment based on the Israeli consumer price index and an interest factor in addition to certain other penalties. In addition, if we fail to comply with any of these conditions or restrictions, we would likely be ineligible to receive OCS grants in the future. The inability to receive these grants would result in an increase in our research and development expenses.

It may be difficult to enforce a U.S. judgment against us or our officers and directors or to assert U.S. securities law claims in Israel.

We are incorporated in Israel. All of our directors and officers reside outside of the United States. Service of process on them may be difficult to effect in the United States. Furthermore, because a substantial portion of our assets are located in Israel, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

An Israeli court may declare a judgment rendered by a foreign court in a civil matter, including judgments awarding monetary or other damages in non-civil matters, enforceable if it finds that:

1.	the judgment was rendered by a court which was, according to Israeli law, competent to render it;

2.	the judgment is no longer appealable;

3.	the obligation in the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy in Israel; and

4.	the judgment can be executed in the state in which it was given.

A foreign judgment will not be declared enforceable by Israeli courts if it was given in a state, the laws of which do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of Israel. An Israeli court also will not declare a foreign judgment enforceable if it is proven to the Israeli court that:

1.	the judgment was obtained by fraud;

2.	there was no due process;

3.	the judgment was given by a court not competent to render it according to the laws of private international law in Israel;

4.	the judgment conflicts with another judgment that was given in the same matter between the same parties and which is still valid; or

5.	at the time the action was brought to the foreign court a claim in the same matter and between the same parties was pending before a court or tribunal in Israel.

Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact that can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. Additionally, there is doubt as to the enforceability of civil liabilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, in original actions instituted in Israel.

Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We currently have non-competition clauses in the employment agreements of nearly all of our employees. The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. Recently, Israeli courts have required employers, seeking to enforce non-compete undertakings against former employees, to demonstrate that the competitive activities of the former employee will cause harm to one of a limited number of material interests of the employer recognized by the courts (for example, the confidentiality of certain commercial information or a company's trade secrets). In the event that any of our employees chooses to work for one of our competitors and we could not demonstrate to the court that we would be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees obtained from us.

Our operations may be adversely affected by fluctuations in currency exchange rates, including by the appreciation of Israeli currency against the U.S. Dollar.

We price our products primarily in dollars. If the Euro, Japanese Yen, New Taiwanese (NT) Dollar or other currencies in regions in which we sell our products weaken relative to the dollar, our products may be relatively more expensive in these regions, which could result in a decrease in our sales. Also, in the event that any of our customers require that our products be quoted and sold in currencies other than the dollar, we may receive income in such other currencies and as a result, our results will be impacted by fluctuations in the currencies relative to the dollar.

In addition, certain of our expenses are in, or are linked to, currencies other than the dollar, principally the New Israeli Shekel (NIS), Euro, NT Dollar and Japanese Yen. This exposes us to potentially increased operational costs as well as increased costs for certain of our products as a result of currency fluctuations.

A substantial portion of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in NIS. We bear the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar -measured results of operations will be adversely affected. In 2001 and 2002, the inflation adjusted NIS devalued against the dollar, which lowered the dollar cost of our Israeli operations. In 2003, the inflation adjusted NIS appreciated against the dollar, which raised the dollar cost of our Israeli operations. In 2004, however, the inflation adjusted NIS did not appreciate against the dollar significantly. In 2005, the NIS was devalued against the dollar which reduced the dollar cost of our Israeli operations. We cannot predict whether in the future the NIS will appreciate against the dollar or vice versa. We cannot assure you that we will not be adversely affected if the NIS appreciates against the dollar in the future.

Terrorist attacks and government responses thereto and wars may have an adverse effect on all aspects of our business.

The terrorist attacks in the United States, U.S. military responses to these attacks, the ongoing hostilities in Iraq and threats of war and acts of terrorism in Europe and elsewhere and the related decline in consumer confidence and continued economic weakness have had a negative impact on consumer retail demand and our business. Any escalation in these events or similar future events may disrupt our worldwide operations or those of our customers and suppliers and may adversely affect the availability of materials needed to manufacture our products or the means to transport those materials to manufacturing facilities and finished products to customers. In addition, these events have had and may continue to have an adverse impact on the United States and world economy in general and consumer confidence and spending in particular, which could harm our sales.

Our U.S. investors could suffer significant adverse tax consequences if we are characterized as a passive foreign investment company.

We would be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes if (i) 75% or more of our gross income in a taxable year including our pro rata share of the gross income of any company treated as a corporation for U.S. federal income tax purposes, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income, or (ii) at least 50% of our assets in a taxable year, averaged quarterly over the year and ordinarily determined based on fair market value and including our pro rata share of the assets of any company treated as a corporation for U.S. federal income tax purposes, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, produce, or are held for the production of passive income. Passive income includes, among other items, interest, dividends, royalties, rents and annuities, and amounts derived by the investment of funds raised in this and other offerings. If we are or become a PFIC, or if the U.S. Internal Revenue Service, or IRS, subsequently successfully asserts that we are, were or became a PFIC at some point, many of our shareholders will be subject to potentially substantial adverse tax consequences, including:

•	taxation at the highest ordinary income tax rates in effect during the holding period on some distributions on our ordinary shares, and on gain from the sale or other disposition of our ordinary shares;

•	paying interest on taxes allocable to prior periods; and

•	no increase in the tax basis of our ordinary shares to fair market value at the date of the holder's death.

We believe that we were not a PFIC for 2005 and do not anticipate becoming a PFIC in the future. Our belief is based, in part, on our audited financial statements, our spending plans for the proceeds of future offerings, our market capitalization and our current expectations of the value and nature of our assets, the sources and nature of our income and relevant market data. However, the tests for determining PFIC status are applied annually and it is difficult to make an accurate prediction of future income and assets that are relevant to this determination. Accordingly, we cannot assure you that we will not be treated as a PFIC in future years.

Certain provisions of Israeli law and our Articles of Association may delay, prevent or make difficult a merger with or an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

Provisions of Israeli law may delay, prevent or make undesirable a merger or an acquisition of all or a significant portion of our shares or assets. Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions may limit the price that investors may be willing to pay in the future for our ordinary shares. In addition, our articles of association contain provisions that could make it more difficult for a third party to acquire control of us, even if that change would be beneficial to our shareholders. Specifically, our articles of association provide that any merger or significant acquisition involving us requires the approval of 75% of the voting power of our shareholders present at a meeting, in person or by proxy, and voting on the transaction. This provision of our articles of association can only be amended by the same supermajority shareholder vote required for approval of a merger or acquisition transaction. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders.

RISKS RELATED TO THE ORDINARY SHARES AND THIS OFFERING

Our stock price has been, and may continue to be, volatile for various reasons, including the volatility in share prices for technology companies generally and companies in our industry specifically.

The market price of our stock has fluctuated significantly in the past and is likely to continue to fluctuate in the future. For example, between January 1, 2003 and April 30, 2006, our closing stock price fluctuated from a low of $5.20 to a high of $36.91. We believe that these fluctuations will continue as a result of, among other things, the factors discussed herein and as a result of announcements by us, our competitors or third parties (such as industry and research analysts) regarding our business, the business of our competitors, our markets, technological innovations, or changes in earnings estimates. In addition, in recent years the stock market has experienced significant price and volume fluctuations and the market prices of the securities of high technology companies have been especially volatile, often for reasons outside the control of these companies.

These fluctuations, as well as general economic, political and market conditions, including certain conditions related to the State of Israel, may have an adverse effect on our stock price. In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities.

We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert our management's attention and resources, which could cause serious harm to our business.

In addition, the price of our ordinary shares could be affected by possible sales of our ordinary shares by investors who view our convertible notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that may develop involving our ordinary shares. The hedging or arbitrage could, in turn, affect the trading prices of our ordinary shares.

In addition to the proceeds of this offering, we may need additional financing, which could be difficult to obtain on acceptable terms or at all, and which if not obtained may have an adverse effect on our business.

In addition to the proceeds of this offering, we may need to raise additional funds in the future and we cannot be certain that we will be able to obtain additional such financing on favorable terms, if at all. From time to time, we may decide to raise additional funds through public or private debt or equity financings to fund our activities. If we issue additional equity securities, our stockholders will experience additional dilution and holders of the new equity securities may have rights, preferences or privileges senior to those of existing holders of our ordinary shares. In addition, if we raise funds through debt financings, we will have to pay interest and may be subject to restrictive and other covenants, which could adversely impact our business. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated industry changes, any of which could have an adverse effect on our business.

Conversion of our convertible notes or the exercise of stock options granted to our employees would dilute the ownership interest of our existing shareholders.

The conversion of some or all of our convertible notes or the exercise of stock options granted to our employees would dilute the ownership interests of our existing shareholders. Any sales in the public market of our ordinary shares issuable upon such conversion or exercise could adversely affect the prevailing market prices of our ordinary shares. In addition, the existence of the convertible notes may encourage short selling by market participants because the conversion of the convertible notes could depress the price of our ordinary shares.

The absence of dividends could reduce the attractiveness of our ordinary shares to investors.

We have never paid any dividends on our ordinary shares and have no plans to pay any such dividends in the foreseeable future. Our current policy is to retain all funds and earnings for use in the operation and expansion of our business. As a result, our ordinary shares may be less attractive to certain investors than the stock of dividend-paying companies.

Our management may apply the net proceeds from the sale of shares of our ordinary shares offered by this prospectus to uses that do not improve our operating results or increase the value of your investment.

We may use the net proceeds from the sale of shares of our ordinary shares offered by this prospectus for general corporate purposes, including potential investments or expenditures to secure additional sources of flash memory component supply and other related expenditures, as well as potential acquisitions. Our management will have considerable discretion in the application of the net proceeds. In addition, the net proceeds may also be used for corporate purposes that do not increase our operating results or market value.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the Securities Act of 1933, as amended, or the Securities Act, with respect to the securities offered by this prospectus. However, as is permitted by the rules and regulations of the SEC, this prospectus, which is part of our registration statement on Form F-3, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us, and the securities offered by this prospectus, please refer to the registration statement.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file annual reports on Form 20-F by June 30 of each year. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders.

The registration statement on Form F-3, including the exhibits and schedules thereto, and reports and other information filed by us with the SEC may be inspected without charge and copied at prescribed rates at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, as well as at the SEC’s regional offices. Copies of such material are also available by mail from the Public Reference Section of the SEC, at 100 F Street, N.E., Washington D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC (http://www.sec.gov).

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. In addition, our officers, directors and principal shareholders are exempt from the ‘‘short-swing profits’’ reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules.

You should rely only on the information contained or incorporated by reference in this prospectus or any supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and any underwriter or agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Incorporated Documents

The SEC allows us to ‘‘incorporate by reference’’ the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below:

(a)	Our amended annual report on Form 20-F/A for the fiscal year ended December 31, 2004, filed with the SEC on April 20, 2006 (SEC File No. 1-11712);

(b)	The description of our ordinary shares contained in our Registration Statement on Form 8-A, filed with the SEC on January 29, 1993, including any amendment or report filed for the purpose of updating this description;

(c)	Our reports on Form 6-K submitted to the SEC on August 25, 2005, October 24, 2005, February 14, 2006, April 6, 2006, May 18, 2006 and May 24, 2006;

(d)	Our report on Form 6-K submitted to the SEC on April 20, 2006 (which includes our audited financial statements for the year ended December 31, 2005); and

(e)	Our report on Form 6-K submitted to the SEC on January 31, 2006, as amended by Amendment No. 1 on Form 6-K/A submitted to the SEC on April 20, 2006 (which provides certain unaudited pro forma condensed consolidated financial statements of the Company).

We also incorporate by reference all of our subsequent annual reports filed with the SEC on Form 20-F or 10-K, and all of our subsequent filings on Form 10-Q and 8-K under the Exchange Act and those of our reports submitted to the SEC on Form 6-K that we specifically identify in such form as being incorporated by reference into this prospectus.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference in this prospectus.

We will deliver to each person (including any beneficial owner) to whom this prospectus has been delivered a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with this prospectus. We will provide this information upon written or oral request, and at no cost to the requester. Requests should be directed to:

M-Systems Flash Disk Pioneers Ltd.
7 Atir Yeda St., Kfar Saba
Israel 44425
Tel.:	(972) 9-764-5000
Fax:	(972) 3-548-8666
Attn.:	Donna Gershowitz, Adv.
VP, General Counsel

Restatement

In connection with a review of our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2004 by the staff of the SEC, we reconsidered the manner in which FIN 46R applies to the Venture with Toshiba and concluded that, as the primary beneficiary of the Venture, we are required to consolidate the Venture in our financial statements. Accordingly, on April 20, 2006, we restated our 2004 financial statements contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed on May 27, 2005, and we revised previously reported quarterly financial information for the fiscal quarters during 2005 and 2004, to consolidate the Venture from the beginning of 2004.

The impact of this restatement on our consolidated statement of operations for the year ended December 31, 2004 is to increase revenues by $69.0 million, from $347.6 million to $416.6 million, to increase gross margins from 23.8% to 27.2%, and to increase operating income by $30.3 million, from $20.1 million to $50.4 million. Because we previously accounted for the Venture using the equity method, consolidation of the Venture does not affect our previously reported net income, shareholders' equity or earnings per share. In addition, the impact on our balance sheet as of December 31, 2004 is to increase total assets by $22.0 million and current liabilities by $14.4 million and to reflect a minority interest of $7.6 million.

The Company’s chief executive and chief financial officers have concluded that the restatement has not affected their prior conclusion, as set forth in the Company’s Annual Report on Form 20-F for fiscal 2004, regarding the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2004. In addition, the restatement has not resulted in any change in the Company’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

For more information concerning the restatement, please see our amended annual report on Form 20-F/A for the fiscal year ended December 31, 2004, as filed with the SEC on April 20, 2006, and our report on Form 6-K, as submitted to the SEC on April 20, 2006, both of which are incorporated by reference in this document.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates historical information and forward-looking statements within the meaning of the U.S. securities laws. Statements looking forward in time are included in this prospectus pursuant to and in reliance upon the ‘‘safe harbor’’ provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause our actual results in future periods to be materially different from any future performance suggested herein, including all of the risks and uncertainties discussed under ‘‘Risk Factors’’ and elsewhere in this prospectus. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements and you should therefore not rely on these forward-looking statements, which speak only as of the date of this prospectus.

We urge you to consider that statements that use the terms ‘‘believe,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘estimate,’’ ‘‘anticipate,’’ and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties.

Except as required by applicable law, including the U.S. securities laws, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise and we disclaim any obligation to publicly revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based.

USE OF PROCEEDS

Except as may be described otherwise in a prospectus supplement, we intend to use the net proceeds of any offering by us for general corporate purposes, including potential investments or expenditures to secure additional sources of supply for flash memory components as well as potential acquisitions. Pending application of the net proceeds, we intend to invest the net proceeds of the offering in investment-grade, interest-bearing securities.

SHARE CAPITAL

Our registered share capital consists of a single class of 100 million ordinary shares, par value NIS 0.001 per share. On March 31, 2006, we had outstanding 37,711,413 ordinary shares, and stock options to purchase an aggregate of 5,007,952 ordinary shares at a weighted average exercise price of $16.70, with the latest expiration date of these options being February 6, 2016 (of which options to purchase an aggregate of 1,509,974 ordinary shares were exercisable as of March 31, 2006). In addition, there are an aggregate of 2,635,278 ordinary shares issuable upon conversion of our convertible notes. Our ordinary shares do not have preemptive rights.

From January 1, 2004 through March 31, 2006, we issued a total of 8,628,798 ordinary shares, of which:

•	5,650,000 ordinary shares were issued pursuant to a secondary offering in February 2004;

•	2,809,918 ordinary shares were issued through the exercise of options, at an average exercise price of $7.41 per share; and

•	168,880 ordinary shares were issued as part of our employee stock purchase plan, which allowed employees to purchase shares at a discount to the market price.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2006:

As of March 31, 2006
(Unaudited)
U.S. dollars in thousands, except share data

Short term debt	$—
Convertible Senior Notes	71,401
Share capital: Authorized – 100,000,000 ordinary shares; Issued and outstanding – 37,711,413 ordinary shares	10
Additional paid-in capital	317,782
Accumulated other comprehensive income	3,953
Retained earnings	27,649
Total shareholders' equity	349,394
Total capitalization	$420,795

The foregoing information excludes approximately 5,007,952 ordinary shares issuable, as of March 31, 2006, upon the exercise of options granted under our share option plans, and an aggregate of 2,635,278 ordinary shares issuable upon conversion of our convertible notes.

PLAN OF DISTRIBUTION

We may sell the offered securities:

•	through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.

Any underwriters or agents will be identified and their compensation described in the applicable prospectus supplement.

We, directly or through agents, may sell, and the underwriters may resell, the offered securities in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

In connection with the sale of offered securities, the underwriters or agents may receive compensation from us or from purchasers of the offered securities for whom they may act as agents. The underwriters may sell offered securities to or through dealers, who may also receive compensation from purchasers of the offered securities for whom they may act as agents. Compensation may be in the form of discounts, concessions or commissions. Any underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act.

We will indemnify the underwriters and agents against certain civil liabilities, including liabilities under the Securities Act. In addition, our articles of association contain provisions allowing us to indemnify our directors and officers against liabilities that they may incur in the course of providing services to us. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to these provisions, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.

If so indicated in the prospectus supplement relating to an issue of offered securities, we will authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase the offered securities from us under delayed delivery contracts providing for payment and delivery at a future date. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of these contracts.

VALIDITY OF SECURITIES

Certain legal matters with respect to Israeli law will be passed upon for us by our Israeli counsel, Meitar Liquornik Geva & Leshem Brandwein. Certain legal matters with respect to U.S. law will be passed upon for us by our U.S. counsel, Weil, Gotshal & Manges LLP. A member of Meitar Liquornik Geva & Leshem Brandwein on secondment to M-Systems holds options to acquire 3,125 ordinary shares and a member of Weil, Gotshal & Manges LLP holds 2,000 ordinary shares.

EXPERTS

The consolidated financial statements of the Company as of December 31, 2005 and 2004 and for each year in the three-year period ended December 31, 2005 included in the Company’s Report on Form 6-K submitted to the SEC on April 20, 2006 and incorporated by reference in this prospectus and registration statement, have been audited by Kost Forer Gabbay & Kasierer, independent registered public accounting firm, a member of Ernst & Young Global, as set forth in their report included therein and incorporated by reference herein. The financial statements referred to above are included in reliance on such report given on the authority of such firm as experts in auditing and accounting.

Russell Bedford, Auditores Y Consultores, S.L., has audited the financial statements of Microelectronica Espanola, S.A.U. at December 31, 2004 and for the year ended December 31, 2004, as set forth in their report included in our Report on Form 6-K filed on January 31, 2006 and incorporated herein by reference. Such financial statements are incorporated by reference in reliance on the report of such firm given on their authority as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because our principal assets and all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Meitar Liquornik Geva & Leshem Brandwein, that there is doubt concerning the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a United States final executory judgment in a civil matter obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel. The rules of private international law currently prevailing in Israel do not prohibit the enforcement of a judgment by Israeli courts provided that:

•	the judgment is enforceable in the state in which it was given;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

•	the judgment and the enforcement of the judgment are not contrary to the law, public policy, security or sovereignty of the state of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

We have irrevocably appointed M-Systems, Inc. as our agent to receive service of process in any action against us in any federal court or court of the State of New York arising out of this offering or any purchase or sale of securities in connection with this offering.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at an annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

8,700,000 Shares

M-Systems Flash Disk Pioneers Ltd.

Ordinary Shares

P R O S P E C T U S      S U P P L E M E N T

    , 2006

Citigroup

Goldman, Sachs & Co.

CIBC World Markets

Deutsche Bank Securities

UBS Investment Bank

JPMorgan

Thomas Weisel Partners LLC

WR Hambrecht + Co

C.E. Unterberg, Towbin